As filed with the Securities and Exchange Commission on February 14, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRAILER BRIDGE, INC.

(Exact name of primary registrant as specified in its charter)

Delaware	4213	13-36179863
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

10405 New Berlin Road East

Jacksonville, Florida 32226

(904) 751-7100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John D. McCown

Chairman and Chief Executive Officer

157 E. 57th Street, Suite 19D

New York, NY 10022

(212) 935-9022

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Linda Y. Kelso

Andrea I. Mason

Foley & Lardner LLP

One Independent Drive, Suite 1300

Jacksonville, Florida 32202

(904) 359-2000

Approximate date of commencement of proposed exchange offer:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
9 1/4% Senior Secured Notes due November 15, 2011	$85,000,000	100%	$85,000,000	$10,004.50(2)

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(2)	The registration fee for the securities offered hereby has been calculated under Rule 457(f)(2) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 14, 2005

Prospectus

TRAILER BRIDGE, INC.

Offer to Exchange $85,000,000

9 1/4% Senior Secured Notes due November 15, 2011

which have been registered under

the Securities Act of 1933

for

$85,000,000 Outstanding Unregistered

9 1/4% Senior Secured Notes due November 15, 2011

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON                     , 2005, UNLESS EXTENDED.

•	We are offering to exchange $85,000,000 aggregate principal amount of registered 9 1/4% senior secured notes due November 15, 2011 for $85,000,000 aggregate principal amount of unregistered 9 1/4% senior secured notes due November 15, 2011.

•	The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and related additional interest provisions and the transfer restrictions applicable to the old notes do not apply to the new notes.

•	The new notes will not be listed on any securities exchange. Currently, there is no public market for the new notes.

•	Subject to the satisfaction or waiver of specified conditions, Trailer Bridge will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	The exchange of old notes for new notes pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Consequences.”

•	We will not receive any proceeds from the exchange offer.

•	Investing in the new notes involves risks. See “ Risk Factors” beginning on Page 10 of this prospectus for a discussion of certain factors that you should consider in connection with this exchange offer and an investment in the new notes.

•	This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We are not asking you for a proxy, and you are not required to send us a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

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ii

In this prospectus, unless otherwise specified, the terms “Trailer Bridge,” “we,” “us,” and “our” mean Trailer Bridge, Inc.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to exchange the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any exchange of the notes. Our business, financial condition, results of operations and prospects may have changed since then.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of that jurisdiction. This prospectus incorporates important business and financial information about us that is not included or delivered with the document.

You can request a copy of the indenture, registration rights agreement and other agreements referred to in this prospectus by requesting them in writing at the following address or by telephone from us at the following telephone number:

Trailer Bridge, Inc.

10405 New Berlin Road East

Jacksonville, Florida 32226

(904) 751-7100

If you would like to request documents, please do so by not later than                     , 2005 in order to receive them before the exchange offer expires on                     , 2005.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Factors that may cause actual results to differ from expected results include:

•	our substantial debt;

•	our ability to generate cash to service our debt;

•	our history of losses;

•	changes in demand and rate levels for the transportation services we offer;

•	changes in services offered by our competitors;

•	dependence on a limited fleet and a single market;

•	economic factors and recessions;

•	our ability to secure sufficient inland transportation;

•	decreases in shipping volumes;

•	high fuel prices or limited availability of fuel;

•	our ability to renew our existing port lease and stevedoring services arrangements;

•	compliance with safety and environmental protection and other governmental requirements;

•	new statutory and regulatory directives in the United States, including increased inspection procedures;

•	restrictions on foreign ownership of our vessels;

•	repeal or substantial amendment of the Jones Act;

•	escalation of insurance costs;

•	catastrophic losses and other liabilities;

•	severe weather conditions and natural disasters;

•	the loss of our key management personnel; and

•	a change in our tug charter hire arrangement.

All future forward-looking statements contained in this prospectus are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

TRADEMARKS AND SERVICE MARKS

We own or have rights to trademarks, service marks, copyrights and trade names that we use in conjunction with the operation of our business including, without limitation, Trailer Bridge®, Triplestack Box Carriers®, and VTM®. This prospectus also includes trademarks, service marks and trade names of other companies. Our use or display of other companies’ trademarks, service marks, trade names or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these companies.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus, including information relating to our relative position in the marine and trucking industry, are approximations based on the good faith estimates of our management, based upon its review of internal surveys and sources, financial information, independent industry publications, reports or other publicly available information, including local port information. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information.

SUMMARY

This summary highlights all material information from this prospectus. It may not contain all of the information that is important to you. We urge you to read and review carefully this entire prospectus and the other documents to which it refers to fully understand the terms of the new notes and the exchange offer.

Summary of the Terms of the Exchange Offer

General

On December 1, 2004, we completed a private offering of the old notes, which consist of $85 million aggregate principal amount of our 9 1/4% Senior Secured Notes due November 15, 2011. In connection with the private offering, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

The exchange offer

We are offering to exchange $1,000 principal amount of our registered 9 1/4% Senior Secured Notes due November 15, 2011, which we refer to as the “new notes,” for each $1,000 principal amount of our unregistered 9 1/4% Senior Secured Notes due November 15, 2011, which we refer to as the “old notes.”

We sometimes refer to the new notes and the old notes together as the “notes.” Currently, $85 million aggregate principal amount of old notes are outstanding. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and additional interest provisions and the transfer restrictions applicable to the old notes will not apply to the new notes.

Old notes may be tendered only in $1,000 increments. Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes for all old notes that are validly tendered and not withdrawn on or before the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer.”

Upon completion of the exchange offer, there may be no market for the old notes and you may have difficulty selling them. See “Risk Factors.” If you fail to exchange properly your old notes for new notes, you will continue to hold notes subject to transfer restrictions.

Expiration date

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2005 unless we extend it. In that case, the phrase “expiration date” will mean the latest date and time to which we extend the exchange offer. We expect that the expiration date will not be later than                     , 2005.

Procedures for the exchange offer	If you wish to participate in the exchange offer, you must either:

•	complete, sign and date an original or faxed letter of transmittal in accordance with the instructions in the letter of transmittal accompanying this prospectus; or

•	arrange for The Depository Trust Company, which we refer to as DTC, to transmit required information to the exchange agent in connection with a book-entry transfer.

Then you must mail, fax or deliver this documentation and any other required documentation to Wells Fargo Bank, National Association, which is acting as the exchange agent for the exchange offer. The exchange agent’s address appears on the letter of transmittal.

See “The Exchange Offer—Procedures for Tendering Old Notes.”

Consequences of your failure to exchange your old notes

Old notes that are not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the old notes. In general, you may offer or sell your old notes only if they are registered under, or offered or sold under an exemption from registration under, the Securities Act of 1933, which we refer to as the Securities Act, and applicable state securities laws. We do not currently intend to register the resale of the old notes under the Securities Act. Following consummation of the exchange offer, we will not be required to register under the Securities Act any old notes that remain outstanding except in the limited circumstances in which we are obligated to file a shelf registration statement for certain holders of old notes not eligible to participate in the exchange offer pursuant to the registration rights agreement. If your old notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your old notes. Interest on any old notes that are not tendered for exchange in the exchange offer will continue to accrue at a rate equal to 9 1/4% per year.

Consequences of exchanging your old notes: who may participate in the exchange offer	Based on interpretations of the staff of the SEC, we believe that you will be allowed to resell the new notes that we issue in the exchange offer if:

•	you are acquiring the new notes in the ordinary course of your business;

•	you are not participating in and do not intend to participate in a distribution of the new notes;

•	you have no arrangement or understanding with any person to participate in a distribution of the new notes; and

•	you are not one of our “affiliates,” as defined in Rule 405 under the Securities Act.

If any of these conditions are not satisfied, you will not be eligible to participate in the exchange offer, you should not rely on the interpretations of the staff of the SEC in connection with the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes.

If you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

In accordance with the foregoing conditions, if you are a broker-dealer that acquired the old notes directly from us in the initial offering and not as a result of market-making activities, you will not be eligible to participate in the exchange offer.

Special procedures for beneficial owners

If your old notes are held through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact your intermediary promptly and instruct such nominee to tender the old notes on your behalf.

Acceptance of your old notes and delivery of the new notes

We will accept for exchange any and all old notes that are surrendered in the exchange offer on or before the expiration date if you comply with the procedures of the offer. The new notes will be delivered on the earliest practicable date after the expiration date.

Withdrawal rights	You may withdraw the tender of your old notes at any time prior to the expiration date.

Appraisal rights

You will not be entitled to any appraisal or dissenters’ rights nor any other right to seek monetary damages in court in connection with the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer.”

U.S. federal income tax consequences

The exchange of the old notes for new notes in the exchange offer generally will not be a taxable exchange for federal income tax purposes. See “Certain United States Federal Income Tax Consequences” for a summary of United States federal tax consequences associated with the exchange of the old notes for new notes and the ownership and disposition of those new notes.

Exchange agent

Wells Fargo Bank, National Association, is serving as the exchange agent in connection with the exchange offer. Wells Fargo Bank, National Association, also serves as the trustee under the indenture that governs the notes.

Summary of the Terms of the New Notes

The following is a summary of the terms of the new notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and related additional interest provisions and the transfer restrictions applicable to the old notes are not applicable to the new notes. The new notes will evidence the same debt as the old notes. The new notes and the old notes will be governed by the same indenture.

Aggregate amount	$85 million principal amount of 9 1/4% Senior Secured Notes due November 15, 2011.

Maturity date	The notes mature on November 15, 2011.

Interest	We will pay interest on the notes at an annual rate of 9 1/4% semi-annually in cash, in arrears.

Interest payment dates	November 15 and May 15 of each year, commencing May 15, 2005.

Optional redemption

We may redeem some or all of the notes at our option at any time before November 15, 2008 at a make-whole premium specified in “Description of the New Notes—Optional Redemption,” and thereafter at the redemption prices listed in “Description of the New Notes—Optional Redemption.” In addition, prior to November 15, 2007, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain equity offerings at a redemption price of 109 1/4% of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption.

Change of control

If a change of control occurs, subject to certain conditions, we must offer holders of the notes an opportunity to sell us their notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase.

Guaranties

We currently have no subsidiaries. The payment of the principal, premium and interest on the notes will be guaranteed on a senior basis by any restricted subsidiaries we create or acquire in the future.

Ranking

The notes will be our senior secured obligations. They will rank pari passu with the old notes and senior in right of payment to our unsecured senior indebtedness to the extent of the value of the collateral securing the notes, and senior in right of payment to any of our subordinated indebtedness. The notes will be effectively subordinated to other debt secured by assets other than the collateral to the extent of the value of the assets securing such debt.

Security interest

The notes will be secured by a first priority lien for the benefit of the holders of the notes on two roll-on/roll-off barges, 53’ intermodal equipment and our Jacksonville office and terminal, including associated real estate.

Restrictive covenants	The indenture governing the notes contains covenants which limit our ability to:

•	incur or guarantee additional debt;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	make investments;

•	create liens on our assets;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

•	engage in transactions with our affiliates;

•	transfer or sell assets; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

These covenants are subject to important exceptions and qualifications, which are described under the caption “Description of the New Notes—Certain Covenants.”

Use of proceeds	We will not receive any proceeds from the exchange offer.

Trailer Bridge

Trailer Bridge, headquartered in Jacksonville, Florida, is an integrated trucking and marine freight carrier that provides truckload freight transportation primarily between the continental U.S. and Puerto Rico.

Our corporate office is located at 10405 New Berlin Road East, Jacksonville, Florida 32226. The telephone number is (904) 751-7100. Out internet website is www.TrailerBridge.com. Information contained on our website is expressly not incorporated by reference in this prospectus.

Recent Developments

At the closing of the sale of the old notes, we acquired 100% of the stock of our affiliate Kadampanattu Corp. (“K Corp.”) for $32.0 million and assumption of approximately $9.8 million of K Corp. debt. We used a portion of the proceeds from the sale of the old notes to fund the purchase price and retire the debt. Immediately following the acquisition of K Corp. and concurrently with the consummation of the sale of the old notes, K Corp. was merged into Trailer Bridge.

K Corp. previously owned:

•	the two Ro-Ro vessels that we use in our operations and previously chartered from K Corp. for $7.3 million per year, which have a combined appraised value of $52.8 million;

•	the ramp we use in San Juan, Puerto Rico;

•	approximately nine acres of land adjacent to our Jacksonville office/truck terminal facility; and

•	our Series B preferred stock, which had a $24.0 million liquidation preference.

K Corp. did not own any other assets.

The assets acquired in the K Corp. transaction, including the real estate but excluding the preferred stock, which was canceled, is part of the collateral securing the notes.

There was no integration risk associated with the K Corp. acquisition because it represented a purchase of leased assets without any change of operations or management, not the purchase of an operating business.

In simultaneous but unrelated transactions, we used $11.8 million of the proceeds from the sale of the old notes to exercise purchase options on equipment that we previously leased for $3.5 million annually, including 1,475 high-cube 53’ containers and 935 chassis. In August and September, we purchased 349 high-cube 53’ containers that were previously leased. The former annual lease related to those containers was $576,000. The debt related to those purchases was repaid with a portion of the proceeds from the sale of the old notes.

RISK FACTORS

You should read and carefully consider the following risk factors as well as the other information contained in this prospectus before deciding to surrender your old notes in exchange for new notes in this exchange offer.

If you fail to exchange properly your old notes for new notes, you will continue to hold notes subject to transfer restrictions.

We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes set forth under “The Exchange Offer—Procedures for Tendering Old Notes” and in the letter of transmittal that you will receive with this prospectus. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of old notes.

If you do not exchange your old notes for new notes in the exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except pursuant to an effective registration statement under the Securities Act, under an exemption from, or in a transaction not subject to, registration under the Securities Act and applicable state securities laws. We do not intend to register any old notes for resale under the Securities Act. If you continue to hold any old notes after the exchange offer is completed, you may have trouble selling them because of the restrictions on transfer of the old notes.

If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell them at a price you deem sufficient.

The new notes will be new securities for which there is no established trading market. We do not intend to list the new notes on any securities exchange or automated quotation system. We cannot give you any assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their new notes; or

•	the price at which holders would be able to sell their new notes.

Even if a trading market develops, you may not be able to sell your new notes at a particular time, as we cannot assure you that, in the event that a trading market develops, that market will be liquid. Further, the new notes may trade at higher or lower prices than their principal amount, depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the new notes;

•	the interest of securities dealers in making a market for the new notes;

•	the market for similar notes; and

•	our financial performance.

We do not presently intend to apply for listing of the new notes on any securities exchange. We expect that the new notes will be eligible for trading in The PORTALSM Market. We understand that the initial purchasers of the old notes presently intend to make a market in the new notes. However, they are not obligated to do so and may discontinue making a market in the new notes at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Finally, if a large number of holders of old notes do not tender old notes or tender old notes improperly, the limited amount of new notes that would be issued and outstanding after we complete the exchange offer could adversely affect the development of a trading market for the new notes. If an active trading market does not develop or is not maintained, the price and liquidity of the new notes may be adversely affected.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following tables set forth unaudited pro forma financial information as of and for the nine months ended September 30, 2004 and for the twelve months ended December 31, 2003, giving effect to the August and September 2004 container purchases, the acquisition of K Corp. and the exercise of equipment purchase options and the use of proceeds from the sale of the old notes, as if they had occurred as of September 30, 2004 for balance sheet purposes and on January 1, 2003 for statement of operations purposes, respectively. You should read the following information in conjunction with our historical financial statements included elsewhere in this prospectus. The unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of our future financial position or results of operations or of the financial position or results of operations that would actually have occurred had the sale of the old notes and the acquisition of K Corp. and the exercise of equipment purchase options been completed as of the date or for the periods presented.

Unaudited Pro Forma Balance Sheet

As of September 30, 2004

($ in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$988	$5,993	(1)(2)(3)	$6,981
Trade receivables, less allowance for doubtful accounts of $586	12,740	—		12,740
Other receivables	13	—		13
Prepaid expenses	1,657	—		1,657

Total current assets	$15,398	$5,993		$21,391

Property and equipment, net	46,407	36,965	(1)(2)	83,372
Other assets	1,911	3,060	(3)	4,972

TOTAL ASSETS	$63,716	$46,018		$109,734

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,009	$—		$6,009
Accrued liabilities	2,983	(167	)(3)	2,816
Current portion of long-term debt	1,286	(77	)(3)	1,209
Current portion of due to affiliates	851	—		851
Unearned revenue	1,062	—		1,062

Total current liabilities	$12,191	$(244)		$11,947

Due to affiliates	7,280	(5,573)		1,707
Long-term debt, less current portion	37,070	68,854	(1)	105,924

TOTAL LIABILITIES	$56,540	$63,037		$119,578

Stockholders’ equity
Preferred stock Series B, $0.01 par value, 1,000,000 shares authorized; 24,000 shares issued and outstanding (liquidation value $24,000)	23,465	(23,465	)(1)	—
Common stock, $0.01 par value, 20,000,000 shares authorized; 11,752,266 shares issued and outstanding	118	—		118
Additional paid-in capital	44,345	7,396	(1)	51,741
Deficit	(60,752)	(950	)(3)	(61,702)

TOTAL STOCKHOLDERS’ EQUITY	$7,175	$(17,019)		$(9,844)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$63,716	$46,018		$109,734

(1)	Gives effect to the acquisition of K Corp., which resulted in:
a.	A reduction in cash and cash equivalents by $32.0 million, representing the purchase price for K Corp.
b.	A $25.2 million increase in property and equipment, representing the historical carrying value of the two Ro-Ro vessels, related ramp and land owned by K Corp. as of September 30, 2004. Since, at the time the acquisition agreement was entered into, K Corp.’s sole shareholder was our controlling stockholder, we are required to record the acquisition of the assets of K Corp. at their historical carrying value rather than at their fair value at the time of purchase.
c.	A $9.8 million increase in long-term indebtedness, representing K Corp.’s outstanding indebtedness as of September 30, 2004 and the cancellation of $23.5 million of our Series B preferred stock, which was owned by K Corp.
d.	A $7.4 million increase in stockholders’ equity, representing the excess of the historical carrying value of the K Corp. assets over the K Corp. purchase price and the debt of K Corp. assumed.
e.	A $0.5 million preferred stock premium upon acquisition of preferred stock which is recorded as a deficit.

(2)	Gives effect to the exercise of our equipment purchase option, which resulted in:
a.	A $11.8 million increase in property and equipment relating to the purchased equipment.
b.	A $11.8 million decrease in cash and cash equivalents, representing the purchase price for the equipment.

(3)	Gives effect to the issuance of $85.0 million principal amount of the senior secured notes and the use of the proceeds therefrom as follows:
a.	Funded the $32.0 million cash purchase price for K Corp.
b.	Repaid the $9.8 million outstanding K Corp. indebtedness.
c.	Repaid $21.9 million of our outstanding indebtedness, including $5.6 million due to affiliates.
d.	Paid approximately $3.5 million of fees and expenses associated with the offering of the old notes, which is recorded in other assets.
e.	Funded the $11.8 million exercise of the purchase options of equipment.
f.	$6.0 million for working capital.

Also gives effect to a $0.4 million write-off of deferred loan costs on prior indebtedness which are recorded in other assets.

Unaudited Pro Forma Statement of Operations

For the Nine Months Ended September 30, 2004

($ in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Operating revenues	$70,950	$—		$70,950
Operating expenses:
Salaries, wages, and benefits	$11,381			$11,381
Rent and purchased transportation:
Related party	5,507	(5,507	)(1)	—
Other	17,194	(2,950	)(2)	14,244
Fuel	7,157	—		7,157
Operating and maintenance (excl. depreciation and amortization)	17,126	—		17,126
Taxes and licenses	137	—		137
Insurance and claims	2,398	—		2,398
Communications and utilities	372	—		372
Depreciation and amortization	2,311	2,457	(3)	4,768
(Gain) loss on sale of equipment	(8)	—		(8)
Other operating expenses	2,721	—		2,721

Total operating expenses	$66,295	$(6,000)		$60,295

Operating income	$4,656	$6,000		$10,655

Nonoperating expense:
Interest expense and other, net	(2,156)	(4,965	)(4)	(7,122)

Income before benefit of income taxes	$2,499	$1,034		$3,534

Benefit for income taxes	3	—		3

Net income	$2,502	$1,034		$3,537

Accretion of preferred stock discount	(437)	437	(5)	—

Undeclared cumulative dividend	(980)	980	(5)	—

Net income attributable to common shares(6)	$1,085	$2,452		$3,537

Footnotes appear on page 14.

Unaudited Pro Forma Statement of Operations

For the Year Ended December 31, 2003

($ in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Operating revenues	$86,434	$—		$86,434
Operating expenses:
Salaries, wages, and benefits	$15,836	$—		$15,836
Rent and purchased transportation:
Related party	7,337	(7,337	)(1)	—
Other	24,435	(4,111	)(2)	20,325
Fuel	8,966	—		8,966
Operating and maintenance (excl. depreciation and amortization)	21,743	—		21,743
Taxes and licenses	706	—		706
Insurance and claims	2,989	—		2,989
Communications and utilities	508	—		508
Depreciation and amortization	3,393	3,276	(3)	6,669
(Gain) loss on sale of equipment	(28)	—		(28)
Other operating expenses	3,144	—		3,144

Total operating expenses	$89,029	$(8,171)		$80,859

Operating income	$(2,595)	$8,171		$5,575

Nonoperating expense:

Interest expense and other, net	(2,860)	(6,620	)(4)	(9,480)

Income before benefit of income taxes	$(5,455)	$1,550		$(3,905)
Benefit for income taxes	—	—		—

Net income (loss)	$(5,455)	$1,550		$(3,905)

Accretion of preferred stock discount	(981)	981	(5)	—

Undeclared cumulative dividend	(846)	846	(5)	—

Net income (loss) attributable to common shares(6)	$(7,282)	$3,378		$(3,905)

(1)	Represents the elimination of rent expense for our charter expense for the two Ro-Ro vessels owned by K Corp.
(2)	Represents the elimination of leased equipment expense related to the equipment acquired pursuant to our purchase options and the equipment purchased in August and September 2004.
(3)	Represents the additional depreciation expense from the Ro-Ro barges acquired as a part of the acquisition of K Corp. and the exercise of certain equipment purchase options, the leased equipment acquired pursuant to our purchase options and the equipment purchased in August and September 2004.
(4)	Represents the impact of interest expense from the senior secured notes partially offset by elimination of interest on a portion of existing debt. The interest rate on the senior secured notes is 9.25%. Existing debt consisted of (a) $11.3 million outstanding under a revolving line of credit bearing interest at prime plus 1.5% and a term loan in the amount of $3.0 million bearing interest at prime plus 7.5%, both due in April 2007; (b) a term loan in the amount of $1.4 million bearing interest at the greater of 11.5% or prime plus 7.5% due September 2007; (c) real estate mortgage in the amount of $0.6 million bearing interest at LIBOR plus 200 bps due October 2006 and (d) related party note in the amount of $5.6 million bearing interest at 8.03% due May 2007.
(5)	Represents the elimination of the accretion of the preferred stock discount and dividends relating to our Series B preferred stock owned by K Corp., which was canceled as part of our acquisition of K Corp.
(6)	In accordance with EITF Topic D-42, “The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock,” the excess of the consideration transferred to holders of the preferred stock over the carrying amount on our books of $535 will be subtracted from net income to arrive at net income attributable to common shareholders in the calculation of earnings per share in the period in which the acquisition of K Corp. occurred.

SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2001, December 31, 2002, and December 31, 2003, and the balance sheet data as of December 31, 2002 and December 31, 2003, are derived from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1999 and December 31, 2000 and the balance sheet data as of December 31, 1999, December 31, 2000 and December 31, 2001 are derived from our audited financial statements not appearing in this prospectus. The statement of operations data for the nine months ended September 30, 2003 and September 30, 2004 and the balance sheet data as of September 30, 2003 and September 30, 2004 are derived from our unaudited financial statements. We have prepared the unaudited information on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period, and the results for the nine months ended September 30, 2004 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31,						Nine Months Ended September 30,
	1999	2000		2001	2002	2003	2003	2004
	($ in thousands)
STATEMENT OF OPERATIONS DATA:
Operating revenues	$91,368	$94,067	(1)	$82,134 (1)	$75,954	$86,434	$64,372	$70,950
Operating expenses:
Salaries, wages, and benefits	$16,222	$16,649		$17,616	$15,219	$15,836	$11,812	$11,381
Rent and purchased transportation:
Related party	7,337	7,357		7,337	7,337	7,337	5,487	5,507
Other	26,148	26,487		27,054	21,587	24,435	18,387	17,194
Fuel	6,659	11,158		10,752	7,397	8,966	6,663	7,157
Operating and maintenance (excl. depreciation and amortization)	20,047	23,865		25,220	17,841	21,743	15,895	17,126
Taxes and licenses	596	497		1,122	603	706	535	137
Insurance and claims	1,963	2,373		2,650	3,037	2,989	2,240	2,398
Communications and utilities	821	662		677	577	508	382	372
Depreciation and amortization	4,731	4,841		4,928	3,383	3,393	2,558	2,311
(Gain) loss on sale of equipment	(81)	(430)		161	(102)	(28)	(20)	(8)
Other operating expenses	6,965	4,571		5,984	3,112	3,144	2,325	2,721
Asset impairment	—	—		3,820 (2)	—	—	—	—
Restructuring expenses	—	—		1,054 (3)	—	—	—	—

Total operating expenses	$91,407	$98,029		$108,376	$79,990	$89,029	$66,265	$66,295

Operating income (loss)	$(39)	$(3,961)		$(26,242)	$(4,036)	$(2,595)	$(1,893)	$4,656
Nonoperating expense:
Other nonoperating expenses	—	—		25	(11)	—	—	—
Interest expense, net	(3,339)	(3,358)		(3,225)	(3,053)	(2,860)	(2,152)	(2,156)

Income (loss) before income taxes	$(3,378)	$(7,319)		$(29,442)	$(7,099)	$(5,455)	$(4,044)	$2,499

Benefit (provision) for income taxes	1,242	(3,149)		22	(3)	—	—	3

Income (loss) before cumulative effect of accounting changes	(2,136)	(10,469)		(29,420)	(7,103)	(5,445)	(4,044)	2,502
Cumulative effect of accounting changes (net of tax)	—	127	(4)	—	—	—	—	—

Net income (loss)	$(2,136)	$(10,342)		$(29,420)	$(7,103)	$(5,455)	$(4,044)	$2,502
Accretion of preferred stock discount	—	—		—	(644)	(981)	(808)	(437)
Undeclared cumulative dividend	—	—		—	—	(846)	(564)	(980)

Net income (loss) attributable to common shares	$(2,136)	$(10,342)		$(29,420)	$(7,747)	$(7,282)	$(5,416)	$1,085
Basic and diluted, net (loss) income per common share	$(.22)	$(1.06	)(5)	$(3.01)	$(.79)	$(.74)	$(.55)	$.09

	Year Ended December 31,							Nine Months Ended September 30,
	1999	2000		2001	2002		2003	2003	2004
	($ in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$2,446	$865		$441	$2,145		$425	$407	$988
Working Capital (deficit)	613	3,159		(21,373)	(6,452	)(6)	(2,041)	(14,469)	3,207
Total assets	88,063	82,640	(1)	67,724 (1)	65,406		61,262	62,336	63,716
Long-term debt incl. current portion	47,101	52,473		61,189	44,959		43,340	44,044	46,487
Stockholders’ equity (deficit)	29,208	18,866		(8,745)	9,000		4,634	6,029	7,175

(1)	During the fourth quarter of 2000 and throughout 2001, we provided weekly service between Newark, New Jersey and San Juan, Puerto Rico. The service was discontinued in December 2001.
(2)	Represents $3,000 in impairment of Triplestack Box Carriers®, $99,000 charge for damaged trailers and $721,000 charge for impairment of goodwill.
(3)	Represents restructuring expenses relating to the wind down of our Newark operations.
(4)	Represents income from the cumulative effect of change in accounting principle relating to drydocking costs of $127,000.
(5)	Includes income from the cumulative effect of change in accounting principle relating to drydocking costs of $127,000 or $.01 per basic and diluted share.
(6)	As restated. See note 6 to the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

We generate revenue by the movement of freight by water between the mainland United States and Puerto Rico through our terminal facility in Jacksonville, Florida. We also generate revenue from the movement of freight within the mainland United States by truck when such movement complements our core business of moving freight to and from Puerto Rico. Our operating expenses consist of the cost of the equipment, labor, facilities, fuel and administrative support necessary to move freight to and from Puerto Rico and within the mainland United States.

We operate in a trade lane that was characterized from 1998 until mid-2002 by significant over capacity and fierce competition. During this time period, the sustained volume-driven business strategy of NPR, the then-largest operator in the market, led to the poor pricing environment and low capacity utilization. Similarly, our ability to pass on certain expenses to customers, through surcharges and other customer charges was limited. In December 2001 we discontinued our Northeast service between Newark, New Jersey and San Juan, Puerto Rico, which had commenced in 1998 and had incurred significant losses since that time. As a result we experienced net losses and negative cash flows.

In March 2001, NPR filed for bankruptcy and after operating in bankruptcy for approximately 18 months, its vessel assets were removed from the trade and scrapped. With a realignment of capacity and demand in the trade lane, 2003 resulted in a redistribution of freight volume among the remaining four participants which resulted in an increase in our volume and capacity utilization. During the fourth quarter of 2003, as customer contracts began to expire, we began to implement increases in customer rates and surcharges. We have entered into and continue to enter into written contracts with customers that reflect the increasing rates, additional surcharges and improved terms. We believe that we will be able to maintain our increased vessel capacity utilization at these increased rates. Our rates, however, are still well below the peak rates that we experienced in the mid-1990’s.

In addition to the revenue increases, we also implemented several changes to reduce cost. The most notable changes were made in purchased transportation, healthcare costs and tug fuel consumption. During the fourth quarter of 2003, we began utilizing lower cost rail transportation in certain lanes, effectively lowering the cost per mile of inland transportation. In January 2004, we implemented a change in healthcare providers which reduced our benefit costs and we started chartering tugs with more fuel-efficient engines.

The trade lane in which we operate is protected by a number of barriers to entry, the most formidable of which is the Jones Act that requires that vessels serving the trade lane be built in the United States, owned by United States citizens and predominantly crewed by United States citizens. Other barriers to entry include limited port space in San Juan, Puerto Rico and strong customer relationships of existing players in the market. Both act as major constraints to the addition of new capacity. We believe that our capacity utilization and rate levels can be maintained. The trade lane in which we operate is a mature lane that has historically seen modest yet stable growth rather than dramatic fluctuation in demand. We expect this to continue through the upcoming years, resulting in a stable trade environment.

Deferred Tax Assets

No net deferred tax asset appears on our balance sheet. As of September 30, 2004, we had a net deferred tax asset of $22.0 million resulting primarily from past losses. In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” we expect to maintain a full valuation allowance on future tax benefits until an appropriate level of profitability is sustained. Accordingly, we continue to provide a $22.0 million deferred tax valuation allowance against our net deferred tax asset. As of September 30, 2004, Trailer Bridge’s loss carryforwards would have been sufficient to fully absorb the next $80.8 million of taxable income before those loss carryforwards expire. The loss carryforwards expire at different times starting in 2011, but the weighted average remaining life of the tax loss carryforwards is 17.6 years as the loss carryforward arose primarily in 1998 through 2003 and the amounts from each of those years do not expire for 20 years. We anticipate that our taxable temporary differences will reverse in the same time period as our deductible temporary differences therefore assuring realization of the non-reserved portion of our deferred tax assets.

Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003

The following table sets forth the indicated items as a percentage of net revenues for nine months ended September 30, 2003 and 2004:

Operating Statement—Margin Analysis

(% of Operating Revenues)

	Nine Months Ended September 30,
	2003	2004
Operating revenues	100.0%	100.0%
Salaries, wages, and benefits	18.3	16.0
Rent and purchased transportation:
Related party	8.5	7.8
Other	28.6	24.2
Fuel	10.4	10.1
Operating and maintenance (exclusive of depreciation shown separately below)	25.0	24.1
Taxes and licenses	0.8	0.2
Insurance and claims	3.5	3.4
Communications and utilities	0.6	0.5
Depreciation and amortization	4.0	3.3
(Gain) Loss on sale of equipment	(0.0)	(0.0)
Other operating expenses	3.2	3.8

Total operating expenses	102.9%	93.4%
Operating income (loss)	(2.9)	6.6
Net interest expense	(3.4)	(3.1)

Net income (loss)	(6.3)%	3.5%

Our operating ratio (operating expense stated as a percentage of operating revenues) improved from 103% during the nine months ended September 30, 2003 to 93% during the nine months ended September 30, 2004. The improvement in the operating ratio resulted from higher revenue levels driven by higher rates and accessorial charges. In addition, we experienced lower costs in various areas due to new vendor contracts, particularly in the inland transportation area.

Revenues

The following table sets forth by percentage and dollar, the changes in our revenue by sailing route and freight carried:

Revenue & Volume Changes for Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

	Overall	Southbound	Northbound
Volume Percent Change:
Core container & trailer	3.0%	(1.4)%	17.2%
Auto and other cargos	5.0%	5.9%	(1.9)%
SOLs(1)	2.2%	5.9%	(30.6)%

Revenue change ($ millions):
Core container & trailer	$2.0	$1.5	$0.5
Auto and other cargos	1.9	1.9	0.0
SOLs(1)	0.1	0.1	0.0
Other revenues	2.5

Total revenue change	$6.6

(1)	SOLs are loads of freight moving in shipper owned or leased equipment.

Vessel capacity utilization on the core mainland U.S. to Puerto Rico traffic lane was 93.9% for the nine months ended September 30, 2004, compared to 94.1% for the nine months ended September 30, 2003.

Revenue for the nine months ended September 30, 2004 was $71.0 million compared to $64.4 million for the nine months ended September 30, 2003. The increase in revenue was primarily due to increased freight rates and increased accessorial charges. Our fuel surcharge is included in our revenues and amounted to $4.7 million during the nine months ended September 30, 2004 compared to $2.9 million during the nine months ended September 30, 2003. Our demurrage is included in our revenues and amounted to $2.2 million during the nine months ended September 30, 2004 compared to $1.6 million during the nine months ended September 30, 2003. Demurrage is a charge assessed for failure to return empty freight equipment on time. Our charterhire is included in our revenues and amounted to $0.5 million during the nine months ended September 30, 2004 compared to $0.2 million during the nine months ended September 30, 2003. Charterhire is rental revenue for vessels not in use in liner service.

This past hurricane season was unusually active with four hurricanes striking various parts of Florida during August and September. As a result of port closings and weather resulting from these hurricanes, our schedules were affected and the timing of certain sailings was delayed. Two northbound sailings that were originally scheduled for September did not occur until early October, resulting in approximately $200,000 less revenue in September. In addition, volume and revenue in September was less than what it would have been as the operations of various customers, particularly certain customers located in Florida, were disrupted. We are now current on our schedule and no sailings were actually lost. The effect of these hurricanes will primarily be one of timing in terms of when revenue occurs rather than any meaningful actual lost revenue.

Operating Expenses

Purchased transportation other than to a related party decreased $1.2 million, or 6.5% primarily due to the increased use of rail transportation, which is more cost effective than trucking and also decreased as a result of our August and September 2004 container purchases. Operating and maintenance expense increased $1.2 million or 7.8% principally due to $0.3 million in drydocking charges, $0.6 million in transportation equipment repairs and $0.2 million in cargo handling expense due to heavy volumes in the period. Taxes and licenses decreased

$0.4 million, or 74.5%, due primarily to a ruling by the Puerto Rican Supreme Court in our favor concerning a previously accrued and disputed Volume of Business Tax in the Guaynabo Municipality of Puerto Rico. As a result, our operating ratio improved to 93% during the nine months ended September 30, 2004 from 103% during the nine months ended September 30, 2003.

In August and September of 2004, we purchased a group of containers. The containers were part of an operating lease that was due to expire in 2004. The purchase price for the equipment was $1.8 million and we obtained financing for $1.4 million related to the transaction. In connection with the purchase, we had an appraisal performed, which included a review of the useful lives of our containers and chassis. The results of the appraisal indicated an increase in the useful life of these assets. Accordingly, management revised its estimate of the remaining useful lives of our chassis, VTM®s and containers, to extend the useful lives by approximately 6 years. During the quarter ended September 30, 2004, a change in accounting estimate was recognized to reflect this decision, resulting in a decrease in depreciation expense and a corresponding increase in net income of $133,277, or $.01 per basic and diluted share.

No tax expense has been recorded for the period due to our deferred tax asset having a valuation allowance recorded at 100% of the deferred tax asset value. At September 30, 2004 we had a net deferred tax asset of $22.0 million which is offset by a 100% valuation allowance. We expect to maintain a full valuation allowance on future tax benefits until an appropriate level of profitability is sustained.

As a result of the factors described above, we reported a net income of $2.5 million for the nine months ended September 30, 2004 compared to a net loss of $4.0 million for the nine months ended September 30, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table sets forth the indicated items as a percentage of net revenues for the years ended December 31, 2001, 2002 and 2003.

Operating Statement—Margin Analysis

(% of Operating Revenues)

	2001	2002	2003
Operating revenues	100.0%	100.0%	100.0%
Salaries, wages, and benefits	21.4	20.0	18.3
Rent and purchased transportation:
Related party	8.9	9.7	8.5
Other	32.9	28.4	28.3
Fuel	13.1	9.7	10.4
Operating and maintenance (exclusive of depreciation shown separately below)	30.7	23.5	25.2
Taxes and licenses	1.4	0.8	0.8
Insurance and claims	3.2	4.0	3.5
Communications and utilities	0.8	0.8	0.6
Depreciation and amortization	6.0	4.5	3.9
Other operating expenses	7.3	4.1	3.6
Asset impairment	4.7	—	—
Restructuring expenses	1.3	—	—

Total operating expenses	132.0%	105.3%	103.0%

Operating loss	(32.0)	(5.3)	(3.0)
Net interest expense	(3.9)	(4.0)	(3.3)

Net loss	(35.9)%	(9.3)%	(6.3)%

Our operating ratio decreased from 105% in 2002 to 103% in 2003. This improvement is more fully explained under operating expense caption set forth below.

Revenues

The following table sets forth by percentage and dollar, the changes in our revenue and volume by sailing route and freight carried:

Revenue & Volume Changes 2003 Compared to 2002

	Overall	Southbound	Northbound
Volume Percent Change:
Core container & trailer	17.2%	18.3%	13.5%
Auto and other cargos	0.1%	(1.4)%	26.2%
SOLs	(3.1)%	(8.5)%	54.5%

Revenue change ($ millions):
Core container & trailer	$7.6	$7.2	$0.4
Auto and other cargos	1.7	1.2	0.5
SOLs	0.4	0.3	0.1
Assessorial charges and other revenues	0.9

Total revenue change	$10.5

Vessel capacity utilization on the core mainland U.S. to Puerto Rico traffic lane was 92.0% during 2003, compared to 79.4% during 2002.

We increased our overall market share of freight moving in trailers or containers in both directions to 13.0% in 2003 from 11.4% in 2002, as a result of the cessation of operations in mid-2002 of NPR. For 2003, our market share was 13.3% southbound and 12.1% northbound compared to 11.4% southbound and 11.3% northbound in 2002. All of these market share figures are based on freight moving in trailers and containers and exclude cars and other wheeled vehicles moving southbound, where we have a market share generally above 30%.

Revenue for the year ended December 31, 2003 was $86.4 million compared to $75.9 million for the year ended December 31, 2002. The 13.8% increase in revenue was due primarily to increased volume of cargo shipped. Our fuel surcharge is included in our revenues and amounted to $4.0 million in 2003 and $2.6 million in 2002. Our charterhire is included in our revenues and amounted to $0.4 million in 2003 and $0.7 million in 2002.

Operating Expenses

Operating expenses increased $9.0 million, or 11.3%, from $80.0 million in 2002 to $89.0 million in 2003. This increase was due to volume-related increases in substantially all areas other than insurance and claims and communications and utilities, which decreased 1.6% and 12.0%, respectively, due primarily to lower claims volume and premiums as well as a contract with a new telephone company. Salary, wages and benefits increased 4.1% due to increased workers compensation insurance premiums of $0.7 million, partially offset by a $0.2 million decrease in salary and employee benefits. Purchased transportation other than to a related party increased $2.9 million, or 13.2%, primarily due to increased volume resulting in additional inland miles and increased fuel costs increasing the rate per mile. Fuel expense increased $1.6 million, or 21.2%, primarily as a result of a $1.3 million increase in tug fuel from higher fuel prices and an increase of $0.2 million in truck fuel expense resulting from higher truck fuel prices. Operation and maintenance expense increased $3.9 million, or 21.9%, due to $1.3 million in higher stevedoring costs related to increased volume and increased stevedoring rates in Jacksonville, $1.4 million in truck maintenance due to increased tire, parts and repair expense and increased dry docking and vessel maintenance expense and marine terminal expenses.

Interest Expense

Interest expense decreased to $2.9 million in 2003 from $3.1 million in 2002 primarily due to lower interest rates on our floating rate indebtedness and lower loan balances.

Income Taxes

At December 31, 2003, we had available net operating loss (“NOL”) carryforwards for federal income tax purposes of approximately $80.8 million, which expire beginning in 2011.

We have recorded various deferred tax assets. Realization is dependent on generating sufficient taxable income in future years. As a result of the net losses incurred in recent years, an increase in the valuation allowance of $2,038,188 and $2,665,039 was recorded during the years ended December 31, 2003 and 2002, respectively. At December 31, 2003, we had a net deferred tax asset of $22.7 million, of which there was a 100% valuation allowance, resulting in no deferred tax asset appearing on our balance sheet. We anticipate that our taxable temporary differences will reverse in the same time period as our deductible temporary differences therefore assuring realization of the non-reserved portion of our deferred tax assets.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating revenues decreased $6.1 million, or 7.5%, to $76.0 million during 2002 from $82.1 million during 2001. This decrease in operating revenues was due to a $6.5 million or 8.8% decrease in total Puerto Rico revenue to $67.4 million. As a result of terminating the Northeast service, we offered 22.2% less capacity in the Puerto Rico trade lane and operated four vessels to Puerto Rico in 2002 compared to six vessels in 2001. Core container and trailer volume to Puerto Rico decreased 10.7% in 2002 compared to 2001, while total car and other volume increased 19.9% compared to 2001. As a result, container and trailer revenue to Puerto Rico decreased 11.7% and car and other revenue increased 7.3% compared to 2001. Revenue from shipper owned or leased equipment moving to Puerto Rico decreased 1.7% from 2001. Revenue from northbound shipments from Puerto Rico decreased 14.6% from 2001 primarily as a result of the cessation of the Northeast service. The overall market to Puerto Rico, particularly with regard to the movement of used automobiles, not in trailers and shipper owned or leased movements, was characterized by overcapacity and intense rate competition during the first half of 2002 and more stable market conditions after the cessation of operations by a competitor of ours in mid-year. Our fuel surcharge is included in our revenues and amounted to $2.6 million in 2002 and $3.4 million in 2001.

Vessel capacity utilization on the core mainland U.S. to Puerto Rico traffic lane was 79.4% during 2002, compared to 67.9% during 2001.

Our overall market share of freight moving in trailers or containers in both directions decreased to 11.4% in 2002 from 12.9% in 2001, as a result of the termination of our Northeast service. For 2002, our market share was 11.4% southbound and 11.3% northbound compared to 12.7% southbound and 13.4% northbound in 2001. All of these market share figures are based on freight moving in trailers and containers and exclude cars and other wheeled vehicles moving southbound, where we have a market share generally above 30%.

Operating expenses decreased $28.4 million, or 26.2%, from $108.4 million in 2001 to $80.0 million for 2002. This decrease was due to significant decreases in all areas other than insurance and claims, which increased $0.4 million, or 14.6%, due to higher insurance premium rates. Salary, wages and benefits decreased $2.4 million due to the reduction of personnel mainly attributable to the termination of our Northeast service; reduced driver payroll due to a decrease in our truck miles by approximately 1.7 million miles and a reimbursement of $0.2 million workers compensation insurance premium due to an adjustment of rates from prior years. Purchased transportation other than to a related party decreased $5.5 million, or 20.2%, primarily due to decreased tug charter hire expense of $3.5 million related to elimination of the tug required for the Northeast service; a decrease of $2.8 million in equipment expense, partially offset by an increase of $0.8 million in truck and rail purchased transportation as a result of operating fewer owned tractors. Fuel expense decreased $3.4 million, or

31.2%, primarily as a result of termination of the Northeast service resulting in a $2.8 million decrease in tug fuel and a decrease of $0.5 million in truck fuel expense resulting from a decrease in truck miles of approximately 1.7 million miles. Operation and maintenance expense decreased $7.4 million, or 29.2%, due to $4.4 million in lower marine terminal expenses because of reduced sailings and lower volumes as a result of the termination of our Northeast service; the absence of any dry docking expenses as compared to $1.3 million in 2001; and a $1.4 million decrease in truck maintenance due to a reduction in tractors. Taxes and licenses expense decreased $0.5 million, or 46.3%, primarily as a result of reduction in volume related to the termination of our Northeast service and a successful legal challenge to ad valorem taxes that Duval County, Florida sought to impose on us. Communications and utilities expense decreased $0.1 million, or 14.8%, as a result of the termination of our Northeast service and generally lower telephone rates. Depreciation and amortization expense decreased $1.5 million, or 31.4%, primarily as a result of our tractor fleet being fully depreciated compared to $1.0 million in depreciation in 2001; and the reduction in equipment associated with the Northeast service and lower depreciation of vessels following an asset impairment charge of $3.0 million in 2001. Other operating expense decreased $2.9 million, primarily as a result of a $2.1 million decrease in bad debt. Operating expenses also decreased $4.9 million in 2002 as compared with 2001, which included asset impairments charges of $3.8 million and restructuring charges for the Northeast service shutdown of $1.1 million. As a result, our operating ratio decreased to 105% during 2002 from 131% during 2001.

Interest expense (net) decreased to $3.1 million in 2002 from $3.2 million in 2001 primarily due to lower interest rates on our floating rate indebtedness.

As a result of the factors described above, we reported a net loss of $7.1 million for 2002 compared to net loss of $29.4 million in 2001.

Dividends

We have not declared or paid dividends on our common stock during the past five years and we do not anticipate doing so in the foreseeable future. Our debt agreements restrict our ability to declare and pay dividends.

Liquidity and Capital Resources

Net cash provided by operations was $2.0 million in the first nine months of 2004 compared to net cash used in operations of $.5 million in 2003. This represented an improvement of $2.5 million primarily resulting from an increase in net income of $6.5 million, partially offset by a $1.7 million increase in accounts receivable between periods due to increased sales and a $2.5 million decrease in accounts payable between periods due to larger cash availability as a result of our new line of credit. Net cash used by investing activities was $0.5 million in the first nine months of 2004 compared to net cash provided by investing activities of $0.1 million in 2003. The change is due primarily from payments made towards the purchase of containers under operating leases. Net cash used in financing activities was $0.9 million in the first nine months of 2004 compared to net cash used in financing activities of $1.3 million in 2003 representing a change of $0.4 million. During the second quarter of 2004, we refinanced our term loan and revolving line of credit facility with a new lender. The refinancing is reflected as both an increase in proceeds of $8.4 million and principal payments of $7.2 million. At September 30, 2004, cash amounted to approximately $1.0 million, working capital was a positive $3.2 million, and stockholders’ equity was $7.2 million.

Net cash provided by operations was $0.9 million in 2003 compared to net cash used in operations of $3.7 million in 2002. This represented an improvement of $4.6 million from 2002, of which $3.0 million was attributable to changing payment cycles to vendors to better fit our cash position offset by approximately $2.8 million from increased accounts receivable due to increased volume. Net cash used in financing activities was $2.6 million in 2003 compared to net cash provided by financing activities of $4.6 million in 2002 representing a difference of $7.2 million. Net cash used in financing activities in 2003 consisted primarily of $2.4 million of payments on notes payable.

Net cash used by operations was $3.7 million in 2002 compared to $11.0 million in 2001. This represented an improvement of $7.3 million from 2001. Net cash provided by investing activities of $839,286 in 2002 primarily reflected proceeds from the sale of older trailer equipment. Net cash provided from financing activities was $4.6 million compared to $10.3 million in 2001 representing a decrease of $5.7 million. Net cash provided from financing activities of $4.6 million consisted of $1.9 million for issuance of preferred stock to affiliates, borrowings of $4.9 million from an affiliate, borrowings of $102,623 on notes payable under our borrowing facility, partially offset by payments of $1.8 million on notes payable and $531,672 payments on capital lease obligations.

During the period between 1998 and 2002, we operated in a trade lane that was characterized by significant over capacity and fierce competition. This over capacity and competition resulted in significant and prolonged rate decreases throughout that period. Similarly, our ability to pass on certain expenses to customers, through surcharges and other customer charges was severely hampered due to competition. As a result, during the years ended December 31, 2003, 2002 and 2001, we incurred net losses applicable to common shares of $7,282,220, $7,746,644 and $29,419,936, respectively, and had cash flows from (used by) operating activities of $860,093, $(3,704,325) and $(11,036,755), respectively, and had a working capital deficiency of $2,040,623 and $6,451,866 at December 31, 2003 and 2002, respectively.

During this period, one of the trade lane’s largest participants filed bankruptcy and, after operating in bankruptcy for approximately 18 months, sold its vessel assets to another competitor in the trade. With a realignment of capacity and demand in the trade lane, 2003 resulted in a redistribution of freight volume among the remaining four participants which resulted in increased volume and capacity utilization. During the fourth quarter of 2003, we began to implement increases in customer rates and surcharges. In addition to the revenue increases, we also implemented several changes to reduce cost. The most notable changes were made in purchased transportation, healthcare costs and tug fuel consumption. During the fourth quarter of 2003, we began utilizing lower cost rail transportation in certain lanes effectively lowering the unit cost per mile of inland transportation. In January 2004, we implemented a change in policy and healthcare providers, reducing benefit costs and started chartering tugs with more fuel-efficient engines. We have entered into written contracts with customers that reflect the increased rates and additional surcharges and improved market conditions. Based upon the foregoing, we believe that we will be able to maintain our increased vessel capacity utilization at these increased rates. The trade lane in which we operate in is protected by a number of barriers to entry, the most formidable of which is the Jones Act that requires that vessels serving the trade lane be built in the United States, owned by United States citizens and crewed by United States citizens. Other barriers to entry include limited port space in San Juan. Both act as major constraints to the addition of new capacity. We believe that our capacity utilization and rate levels can be maintained. The trade lane in which we operate is a mature lane that typically sees modest yet stable growth in demand and has not historically seen dramatic fluctuation in demand. We expect this to continue through the upcoming years resulting in a stable trade environment.

At December 31, 2003, we had $13.1 million due to a bank under our senior credit facility, which expired January 31, 2004. In addition, we had $6.3 million due to related parties, all of which were due to be paid in 2004. In April 2004, after receiving extensions from our then existing senior lender, we refinanced this bank debt with a new senior lender. This bank debt in turn was fully paid down with the proceeds of our $85.0 million note offering completed December 1, 2004. The remaining bank debt is a $10 million receivables facility that provides for interest at prime plus 1.5% and may only be drawn upon if certain conditions are satisfied. The revolving line of credit is subject to a borrowing base calculation based on a percentage of eligible accounts receivable. In addition to $1.5 million remaining of the balance, $1 million of the 2004 scheduled repayment of related party debt has been rescheduled for monthly principal payments commencing January 2005. Effective March 1, 2004, K Corp. agreed to defer $1.0 million of charter hire to be paid by us in 2004. With the purchase of K Corp., this deferred amount has been made payable to the Estate of M. P. McLean and is approximately $2.5 million. This amount is payable in 36 monthly payments the first of which was made in January 2005. All other amounts owed to affiliates were repaid with the proceeds of the $85.0 million note offering completed December 1, 2004. These factors, along with increased rates and market share, and our return to profitability in 2004 are expected to allow us to meet our working capital requirements through December 31, 2005. Our business plan does not require or anticipate any utilization of the revolving credit facility.

We have issued two series of Ship Financing Bonds designated as our 7.07% Sinking Fund Bonds Due September 30, 2022 and 6.52% Sinking Fund Bonds Due March 30, 2023. These bonds are guaranteed by the U.S. government under Title XI of the Merchant Marine Act of 1936, as amended. We refer to these bonds as the “Title XI Bonds.” During 2003, with the consent of the holders of the Title XI Bonds, we deferred the semi-annual principal payments on the Title XI Bonds and in 2004 we spread those deferred principal payments over the remaining maturity of the Title XI Bonds. We therefore have rescheduled principal payments of $232,022 and $372,429 due each semi-annual period until fully paid on September 30, 2022 and March 30, 2023, respectively. The aggregate principal amount of the Title XI Bonds outstanding at September 30, 2004 was $22.1 million. In addition, in connection with obtaining the consent of the Secretary of Transportation of the United States of America to offer and sell the notes, in December 2004 we deposited approximately $2.0 million into a reserve fund that secures the Title XI Bonds. For a more detailed description of the terms of, and the documents governing, the Title XI Bonds, including certain financial and negative covenants, our potential obligation to redeem the bonds and our potential obligation to contribute a portion of our cash flow to a reserve fund to secure our obligations under the bonds, please see “Description of Other Indebtedness.”

During previous years, due to overcapacity and hyper competitiveness in the United States / Puerto Rico trade lane in which we operate, we had significant negative cash flow from operations. The conditions in the United States / Puerto Rico trade lane have changed significantly and we now have significant positive cash flow from operations which is expected to continue.

As of December 31, 2003 and September 30, 2004, we were restricted from performing certain financial activities due to it not being in compliance with Title XI debt covenants.

The default provisions of the Title XI covenants provide that, in the event of default of the covenants, we are restricted from conducting certain financial activities without obtaining the written permission of the Secretary of Transportation of the United States (the “Secretary”). We may not take, without prior written approval, any of the following actions: (1) acquire any fixed assets other than those required for the normal maintenance of our existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of our assets, other than pursuant to loans guaranteed by the Secretary of Transportation of the United States under Title XI and liens incurred in ordinary course of business. However, none of the foregoing covenants will apply at any time if we meet certain financial tests provided for in the agreement and we have satisfied our obligation to make deposits into the reserve fund. As of December 31, 2003, we had not performed any such restricted financial activities and therefore, we were in compliance with such restrictions. Therefore, the debt was not in default, and the lender did not have the right to call the debt.

In November 2004, we received permission from the Secretary to issue $85 million in Senior Secured Notes and to use the proceeds of this transaction to fund the acquisition of K Corp., repay K Corp.’s indebtedness, repay our existing debts, exercise certain equipment purchase options on equipment previously leased and strengthen our current liquidity needs. These notes are the subject of the exchange offer described in this prospectus. On December 1, 2004, we closed on the private sale of $85 million in 9 1/4% Senior Secured Notes, which mature on November 15, 2011. These notes are governed by the terms of the Indenture dated December 1, 2004 between Trailer Bridge and Wells Fargo Bank, NA, as trustee.

Interest on the notes is payable semi-annually on each May 15 and November 15, beginning on May 15, 2005. The notes accrue interest at 9 1/4% per year on the principal amount. The notes will mature on November 15, 2011. After November 15, 2008, we may redeem the notes, in whole or in part, at our option at any time or from time to time at the redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. In addition, prior to November 15, 2007, we may redeem up to 35% of aggregate principal amount of the notes with the net proceeds of certain equity offerings at a redemption price of 109 1/4% of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of certain changes in control specified in the indenture governing the notes, the holders of the notes will have the right, subject to certain conditions, to require us to repurchase all or any part of their notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the redemption date.

The notes are secured by a first priority lien for the benefit of the holders of the notes on our two roll-on/roll-off barges, certain equipment and our Jacksonville, Florida office and terminal, including associated real estate. The notes are our senior secured obligations. They rank senior in right of payment to our other unsecured senior indebtedness to the extent of the value of the collateral securing the notes, and senior in right of payment to any of our subordinated indebtedness. The notes are effectively subordinated to other debt secured by assets other than the collateral to the extent of the value of the assets securing such debt.

On December 1, 2004 we amended our existing revolving credit facility with Congress Financial Corporation to reduce the maximum availability from $20 million to $10 million. The revolving credit facility is secured by our accounts receivable and certain other related assets not including the collateral securing the old and new notes. There are no amounts currently outstanding under this facility.

We have $2.5 million of related party debt outstanding. This debt arose from deferred charterhire payments to K Corp., has an interest rate of 8.03% and is payable in 36 equal monthly installments beginning in January 2005.

We believe that cash from operations will allow us to meet our working capital requirements through December 31, 2005. We currently anticipate limited capital expenditures for 2005, and do not expect to require additional borrowings to fund our operations through the end of 2005.

Inflation

Inflation has had a minimal effect upon our operating results in recent years. Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. We expect that inflation will affect our costs no more than it affects those of other truckload and marine carriers.

Contractual Obligations

The following table, as of December 31, 2003, adjusted for April 2004 refinancing, summarizes our contractual obligations and commitments. See notes 5, 6 and 7 of the notes to financial statements for additional information regarding transactions with related parties, long-term debt and operating leases.

	Total(2)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$37,031,292	$1,683,953	$2,904,312	$14,993,387	$17,449,640
Due to affiliates	6,308,768	386,127	660,000	5,262,641
Operating lease obligation(1)	99,734,763	22,764,881	38,024,356	18,598,242	20,347,284

Total	$143,074,823	$24,834,961	$41,588,668	$38,854,270	$37,796,924

(1)	Represents tug charters and land leases in the respective total amounts of $13,440,848 and $18,479,345. The tug charters are based on amounts through various dates in 2006 when the present lease terms expire. The majority of the tug charter relates to crew costs and they are cancelable by us at any time on 90 days notice.
(2)	Interest payments are not reflected in table.

The following table summarizes contractual obligations and commitments as of September 30, 2004, adjusted for the sale of the old notes and the acquisition of K Corp.

Payments due by period

Contractual obligations	Total(2)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$107,132,647	$1,208,902	$2,417,804	$2,417,804	$101,088,137
Due to affiliates	2,558,067	850,750	1,707,317	—	—
Operating lease obligation(1)	31,920,193	11,911,016	9,866,243	3,554,078	6,588,856

Total	$141,610,907	$13,970,668	$13,991,364	$5,971,882	$107,676,993

(1)	Represents tug charters and land leases in the respective total amounts of $13,349,853 and $18,906,865. The tug charters are based on amounts through various dates in 2006 when the present lease terms expire. The majority of the tug charter relates to crew costs and they are cancelable by us at any time on 90 days notice.
(2)	Interest payments are not reflected in table.

We have no commitments to make any capital purchases in 2005.

Market Risk

We are exposed to market risk from changes in interest rates. For our debt instruments, a change in interest rates affects the amount of interest expense incurred.

The following tables provide information about our debt instruments that are sensitive to changes in interest rates. These tables presents principal cash flows and related weighted average interest rates by expected maturity dates based on the condition of Trailer Bridge for the period as of December 31, 2003, adjusted for the April 2004 refinancing.

Interest Rate Sensitivity

December 31, 2003, as adjusted for the April 2004 Refinancing

(Dollars in Thousands)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed Rate	$1,208	$1,208	$1,208	$1,208	$1,208	$17,301	$23,341	$22,828
Average Rate	6.73%	6.73%	6.73%	6.73%	6.73%	6.73%	6.73%	—
Variable Rate	$476	$77	$471	$12,666	$—	$—	$13,698	$13,698
Average Rate	7.28%	7.64%	8.22%	8.75%	—	—	7.97%	—
Total							$37,031	$—

Interest Rate Sensitivity

September 30, 2004, as adjusted for the December 2004 Notes

(Dollars in Thousands)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed Rate	$97	$1,739	$1,981	$2,048	$1,407	$102,419	$109,691	$107,471
Average Rate	9.18%	9.19%	9.20%	9.22%	9.22%	8.85%	9.14%
Variable Rate	$—	$—	$—	$—	$—	$—	$—	$—
Average Rate	—	—	—	—	—	—	—	—
Total							$109,691	$—

We have limited exposure to market risk from changes in interest rates because we have no debt instrument for which a change in interest rates would affect the amount of interest expense incurred, with the exception of our revolving line of credit, which we do not currently expect to use through the end of 2005.

We had no interest rate swap agreements at December 31, 2004.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in these financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. These differences could be material to the financial statements.

Management believes the application of accounting policies, and the estimates inherently required by these accounting policies, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, management has found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are more fully described in note 1 to the financial statements. Certain critical accounting policies are described below.

Revenue Recognition. Voyage revenue is recognized ratably over the duration of a voyage based on the relative transit time in each reporting period; commonly referred to as the “percentage of completion” method. Voyage expenses are recognized as incurred. Demurrage and charterhire revenue are included in our revenues. Demurrage is a charge assessed for failure to return empty freight equipment on time. Charter hire is rental revenue for vessels not in use in a liner service. We recognize demurrage and charterhire revenue based on negotiated fees included in the contracts of our customers. These amounts are computed daily and included in “Operating Revenue.”

Useful Life and Salvage Values. We review the selections of estimated useful lives and salvage values for purposes of depreciating our property and equipment. Depreciable lives of property and equipment range from 2 to 40 years. Estimates of salvage value at the expected date of trade-in or sales are based on the expected values of equipment at the time of disposal. The accuracy of these estimates affects the amount of depreciation expense recognized in a period and ultimately, the gain or losses on the disposal of the asset.

Impairment Of Long-Lived Assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to our carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, replacement costs of such assets, business plans and overall market conditions. We determine undiscounted projected net operating cash flows and compare it to the carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations. In 2001, we recorded an impairment charge on our Triplestack Box Carriers® barges amounting to approximately $3.8 million. There were no impairments in 2002 or 2003. In the fourth quarter of 2004, we had an appraisal performed on these vessels. The results of this appraisal listed the fair market value of these same vessels at $36 million as compared to a net book value of $25.67 million. Impairment on theses vessels is measured on an annual basis based on current revenues generated, alternative uses and fair market value based on appraisals performed.

Uncollectible Accounts—We record a monthly accrual for the Allowance for Doubtful Accounts provision based on specific known collectibility problems, historical losses, and current economic information. In addition, we perform an analysis of the total receivables on a quarterly basis, and adjusts the provision account to the calculated balance. It is our policy to write off receivables once the account reaches 180-days past due or it is determined that additional efforts of collection will not result in the receipt of the receivable. Charges related to bad debt and recorded in the allowance account for the years ending December 31, 2003 and 2002 were $1,687,893 and $981,637, respectively.

During 2001 we experienced higher than anticipated charge-offs related to a series of unrelated events. The most significant was an increase in demurrage fees earned during the fourth-quarter of 2001 when we experienced longer storage times after the discontinuation of services to Newark, New Jersey, as well as sudden slowing of the economy which left many delivered goods in port as customers were slow to take possession. Most of the car storage revenue earned during the forth-quarter of 2001 was reserved as earned and written off prior to the end of the year.

Management believes that these losses are not likely to occur again because the losses were unique to the circumstances of the time.

It is our policy to write off receivables once the account reaches 180 days past due or it is determined that additional efforts of collection will not result in the receipt of the receivable.

Income taxes. Generally accepted accounting principles require that we record a valuation allowance against deferred tax assets, if it is “more likely than not” that we will not be able to utilize it to offset future taxes. Due to our history of unprofitable operations, we have not recognized any of this net deferred tax asset. We currently provide for income taxes only to the extent that we expect to pay cash taxes (primarily state taxes) for current income.

It is possible, however, that we could operate in the future at levels which cause management to conclude that it is more likely than not that we will realize all or a portion of the net deferred tax asset, including deferred tax assets associated with NOLs. Upon reaching such a conclusion, we would record the estimated net realizable value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to our combined federal and state effective rates, which would approximate 38% under current tax rates. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause the provision for income taxes to vary significantly from period to period, although cash tax payments would remain unaffected until the benefit of the NOL is utilized.

New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” and, on December 24, 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities” which replaced FIN 46. The interpretation addresses consolidation by business enterprises of variable interest entities. A variable interest entity is defined as an entity subject to consolidation according to the provisions of the interpretation. The revised interpretation provided for special effective dates for entities that had fully or partially applied the original interpretation as of December 24, 2003. Otherwise, application of the interpretation is required in financial statements of public entities that have interests in special-purpose entities, or SPEs, for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities (i.e., non-SPEs) is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than SPEs and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005. The adoption of the provisions had no impact on the financial statements of the Company.

INDUSTRY OVERVIEW

We currently operate in the mainland U.S. to Puerto Rico ocean freight market where we move full-load freight using primarily high-cube 53’ equipment and tug/barge units. As an island economy, Puerto Rico depends on the U.S. for most of its consumer goods and foodstuff. The staple-like nature of all marine freight moving to Puerto Rico to sustain four million people results in consistent and stable freight volumes.

The market is unbalanced with more than four times as much cargo moving to Puerto Rico from the mainland U.S. as is moving in the opposite direction. This imbalance results in equipment imbalances at interior U.S. points and significantly lower rates for inbound U.S. cargo compared to outbound U.S. cargo. The Government of Puerto Rico actively supports the expansion of port facilities and free trade and is focusing on establishing a centrally located transportation hub in the Caribbean, which could result in a meaningful increase in traffic, particularly in the relatively less utilized northbound leg.

Freight moving between the mainland U.S. and Puerto Rico is primarily carried by truck over land and by ship or barge over water. Ocean carriers in the Puerto Rico trade use containerized freight systems, which for over-the-water shipment are carried on container ships or barges and for over-the-road shipment are placed on chassis and pulled by conventional tractors. Ocean carriers generally provide motor carriage of containers through independent contractors, hired on an as-needed basis.

We exclusively operate marine vessels fully configured to carry 48’ and 53’ long, 102” wide, high cube equipment as compared to the 20’ and 40’ marine containers used by most ocean carriers in the Puerto Rico trade. As customers realized the cost benefits of consolidating more freight in a single container and federal and state governments eased restrictions on equipment sizes, the prevailing standard trailer size in the domestic inland trucking industry progressively increased to today’s high capacity 53’ long, 102” wide dry van trailer. By contrast, the capacity of freight containers used by shipping companies has not progressively increased due to, among other reasons, the significant capital expenditures required to reconfigure existing ships. Despite the trend of motor carriers and railroads toward the larger trailers, the ocean liner trade has retained the use of 20’ and 40’ marine containers as its standard unit. Today, no major truckload motor carrier in the U.S. operates 40’ trailers.

The Jones Act

The Puerto Rico marine market is covered by the Jones Act, officially the Merchant Marine Act of 1920. The Jones Act is a cabotage law and a long-standing cornerstone of U.S. maritime policy. Cabotage laws, which reserve the right to ship cargo between domestic ports to domestic vessels, are not unique to the United States; similar laws are common around the world and exist in over 40 countries. The Jones Act requires that marine trade between U.S. ports be reserved for U.S.-owned and organized companies operating U.S.-built and U.S.-flagged vessels manned predominantly by U.S.-citizen crews.

The current administration has recently reaffirmed its strong support for the Jones Act. The Jones Act enjoys broad support from Congress and from both major political parties. We believe that the ongoing war on terrorism has further solidified political support for the Jones Act, as a vital and dedicated U.S. merchant marine is considered a cornerstone for a strong homeland defense, as well as a critical source of trained U.S. mariners for wartime support.

The Jones Act distinguishes the U.S. domestic shipping market from international shipping markets. Given the limited number of existing Jones Act qualified vessels, the costs associated with building a new containership in the U.S., the substantial investment required in infrastructure and the need to develop a broad base of customer relationships, the Jones Act markets are less vulnerable to over-capacity and volatility than international shipping markets.

BUSINESS DESCRIPTION

Operations

Trailer Bridge was incorporated under the laws of Delaware in August 1991. We operate a fleet of 113 tractors, 495 high-cube trailers, 2,803 53’ high-cube containers and approximately 2,170 53’ chassis that transport truckload freight between our San Juan, Puerto Rico port facility, our Jacksonville port facility and inland points in the U.S. and Puerto Rico. We also provide full truckload service between interior points within the mainland U.S., primarily to increase equipment utilization, minimize empty miles and maximize revenue while repositioning equipment to carry Puerto Rico-bound freight. We maintain a centralized dispatch and customer service center at our Jacksonville, Florida headquarters to coordinate the movement of customer freight throughout our system. The operations center features a fully integrated computerized dispatch and customer service network. Customer service representatives solicit and accept freight, quote freight rates and serve as the primary contact with customers. Dispatch and customer service personnel work together to coordinate Puerto Rico and non-Puerto Rico freight to achieve the most optimum load balance and minimize empty miles within our truckload operation.

We operate two 736’ triple-deck, roll-on/roll-off, or Ro-Ro, ocean-going barges and two 403’ Triplestack Box Carriers®. Each Ro-Ro vessel is towed at approximately 9 knots by one 7,200 horsepower diesel-powered tug. Each Triplestack Box Carrier® is towed at approximately 9 knots by one 4,000 horsepower diesel-powered tug. The tugs are time-chartered and are manned by employees of an unaffiliated tug owner. Compared to a self-propelled vessel, a towed barge has reduced Coast Guard manning requirements and higher fuel efficiency. Similarly, the large number of U.S. tugs available for charter provides us with a reliable source for towing services.

Marketing and Customers

Our sales and marketing function is led by senior management and 10 full-time sales professionals based in Jacksonville and five based in San Juan. Most sales personnel have been with Trailer Bridge for more than ten years. Our sales personnel aggressively market Trailer Bridge to shippers as a customer-oriented provider of value-priced and dependable service. Senior management participates in sales calls with certain prospects and assists in maintaining relationships with customers. We target major shippers with high volume, repetitive shipments whose freight lends itself to integrated trucking and marine service. The sales process in Puerto Rico is highly personal, with long established relationships and regular contact as key factors.

We believe that price is the primary competitive factor in the freight lanes in which we are involved. We emphasize to our customers the overall cost per cubic foot of freight moved in our high-cube 53’ containers. Shippers can realize better economics with this equipment size in their own loading dock and pick-up and delivery operations in addition to the advantages that accrue from the use of equipment with up to 60% more cubic space. We also believe that we provide enhanced service that results from our single-company control of the entire freight movement over land and water. This service frees the customer from the operational complexities of coordinating the interface between over-the-road and marine service. We also provide customers with web-based tracking of cargo.

Our customer service philosophy has generated increased demand from existing customers and has led to ongoing relationships with customers such as DaimlerChrysler, General Motors, K Mart, JC Penney, Home Depot, Pep Boys, Hewlett Packard, Unilever, General Electric, Procter & Gamble, Baxter, SC Johnson, Walgreen’s and Toys ‘R’ Us. We have a diversified customer base. No single customer accounted for more than 5% of our revenues during any of the last three years.

Typical shipments to Puerto Rico include furniture, consumer goods, toys, new and used cars and apparel. Typical shipments from Puerto Rico include health products, electronics, shoes and scrap aluminum.

The mainland United States/Puerto Rico trade lane in which we operate is imbalanced with approximately 80% of the freight moving southbound. Our core business is southbound containers and trailers, but we also move new automobiles, used automobiles, non-containerized, or freight not in trailers (“NITs”) and freight moving in shipper-owned or leased equipment (“SOLs”).

We have written contracts with the majority of our customers. These contracts generally specify service standards and rates, eliminating the need for negotiating the rate for individual shipments. It is not unusual for shippers to have confidential contracts with more than one carrier to maximize their flexibility. The contracts are generally for one-year terms, and they primarily address the price per load from given points and the minimum overall volume the shipper must provide the carrier during the contract period. All confidential contracts incorporate the tariff we have on file with the Surface Transportation Board, the federal agency that replaced the Interstate Commerce Commission. Unless the confidential contract specifically overrides the tariff, various accessorial charges such as demurrage, the charge for keeping a piece of equipment for more than the allowed days, and bunker fuel surcharge is driven by the tariff. Approximately 95% of the freight that we carry moves under rates covered by confidential contracts, with only 5% moving under the general tariff, and we believe the experience at other carriers is similar. This use of contracts translates into a lag effect for freight rates because, despite prevailing market conditions, the contract freight rate applies until it comes up for renewal.

Each account has one primary salesperson. Many situations, however, still involve a team approach with varying degrees of input from shipper decision makers on both the mainland and in Puerto Rico. The sales group and the pricing group actively collaborate on new business. Additionally, the sales group and the customer service group collaborate on existing business on a continuous basis. We are well known in the Puerto Rico market for our ability to quickly respond to a pricing request related to new business, often responding the same day and always responding within 24 hours, well ahead of most competitors. Our customers’ comments to management with regard to our sales people are consistently positive and are borne out by various formal recognitions. For instance, S.C. Johnson & Sons, the large Wisconsin consumer products company, named their Trailer Bridge representative their 2003 Salesperson of the Year among the more than 20 ocean carriers with which they have active contracts.

Actual bookings of loads for specific voyages generally begin around four weeks before the vessel sails, with the strongest activity in the week before the sailing. Customer service personnel handle the individual bookings. Each account is assigned a specific customer service contact, and calls to the general customer service number are routed to specific people based on the incoming area code. Shippers generally appreciate the consistency, and we believe our sales process is enhanced by these relationships.

Vessels

We operate two 736’ by 104’ triple-deck Ro-Ro barges, the largest barges in the world, in weekly service departing Jacksonville each Friday. Each deck of the barges has ten lanes that are accessed from the stern of the vessel via ramp/turning platform structures built specifically for us in Jacksonville and San Juan. Small maneuverable yard tractors operated by stevedores hired by an outside contractor drive container/chassis combinations and trailers onto the Ro-Ro barges. The trailers are secured on the vessel by attachment to Pullman stands that are engaged and disengaged with the specially configured yard tractors used to pull the trailers into position on the vessel. Eight lanes on each vessel, representing almost 20% of the total vessel capacity, have been converted to carry new and used automobiles on car decks that allow up to 11 cars to fit in the space previously used for one 53’ unit. Some of the car decking is two level for larger cars and SUVs and some is three level for smaller cars. Trailer Bridge and Crowley Liner Services, which has similar car decking in similar vessels, move 100% of the new cars and a large majority of the used cars shipped to Puerto Rico.

We own five Triplestack Box Carriers®, single deck barges designed to carry 53’ containers. These vessels were built from 1998-2000 based on our specifications and are the first vessels in the world built to exclusively carry 53’ equipment. These vessels, which operate in weekly service departing Jacksonville each Wednesday, use the same port facilities as the Ro-Ro barge vessels in Jacksonville and San Juan. The Triplestack Box Carriers® carry just the containers, which are carried and loaded onto the barges by wheeled vehicles known as reach-stackers. Currently, three of our Triplestack Box Carriers® are not in liner service and are available for short or long-term charter. One such Triplestack Box Carrier® is currently under charter.

The reach-stackers are also used by railroads to load containers on rail cars for intermodal transportation. These highly maneuverable vehicles are significantly less expensive than the cranes typically required for loading and unloading containers from the holds of large cargo ships, and instead directly access the deck of the vessel via simple and movable but strong linear planks. The reach-stackers achieve a productivity rate of 30 moves per hour, a rate generally comparable to large container cranes.

The following table shows additional information about our vessels.

Our Vessels

Vessel Name	Year Built	Type	53’ Spaces	Service
San Juan Jax Bridge*	1984; refurbished 1996	Ro-Ro	405	Jax/San Juan
Jax San Juan Bridge*	1984; refurbished 1996	Ro-Ro	405	Jax/San Juan
Atlanta Bridge	1998-2000	Triplestack Box Carriers®	265	Available
Chicago Bridge	1998-2000	Triplestack Box Carriers®	265	Jax/San Juan
Brooklyn Bridge	1998-2000	Tripledeck Box Carriers®	265	Jax/San Juan
Charlotte Bridge	1998-2000	Triplestack Box Carriers®	265	Available
Memphis Bridge	1998-2000	Triplestack Box Carriers®	265	Chartered

*	Pledged as collateral for the notes.

Useful Life of Vessels

Our two Ro-Ro vessels have an estimated remaining useful life of 21 years and the five Triplestack Box Carriers® have an estimated remaining useful life of 36 years.

Equipment

The following table gives information about our equipment, all of which we own. The VTM®s are described below. The line haul power units are conventional tractors. The day cabs are used for local delivery work in Jacksonville. In addition, we operate approximately 140 chassis on a leased basis.

Type	Number of Units
53’ Containers*	2,805
53’ Chassis*	2,030
53’ VTM®*	305
48’ Trailers	463
Line haul tractors	108
Local tractors	5

Total units	5,716

*	This equipment is pledged as collateral for the notes.

Our 53’ units are similar in size to 53’ equipment that is extensively utilized on the mainland by the truckload industry. The effective inland cost per mile does not vary meaningfully based on equipment size, and for that reason the domestic full-load business has always gravitated to the largest available equipment size and has generally used only 53’ equipment for the last 10 years.

Our 53’ container units have 60% more inside cubic feet than a standard 40’ marine container, 41% more than a 40’ by 9.5’ high container, 25% more than a 45’ trailer, 16% more than a 45’ by 102” wide container and 8% more than a 48’ trailer. The commodious equipment we use results in a host of per cubic foot cost advantages in the terminal, on the vessel and at the shippers’ freight dock, in addition to the inland cost efficiencies. Full loads by truck on the mainland have moved primarily in 53’ equipment for more than 10 years. This same 53’ equipment is becoming the primary size used for domestic movements by rail.

We have designed and built units to transport automobiles on our Triplestack Box Carriers®. These units, designated by us as Vehicle Transport Modules®, or VTM®s, can hold up to three vehicles and provide an efficient unit for loading and unloading. We built 305 of these units. During 2003 we received two separate patents for the VTM®s. One patent covers the VTM® unit while the second patent covers the method of loading and unloading vehicles into the VTM®.

We perform preventative maintenance on equipment at our Jacksonville operations center, with major maintenance and repairs handled by outside contractors.

Useful Life of Certain Equipment

Hyundai built all the 53’ containers and chassis at their plant in Tijuana, Mexico, which has built over 75,000 similar 53’ units over the last 10 years. Starting with the Hyundai aluminum domestic container specification, we added corner castings at the top on the 53’ point, which are used for inter-box connectors. We strengthened certain structural members to enhance the chassis units. The resulting container and chassis units are in full compliance with all American Association of Railroad (AAR) specifications for use in domestic service. The aluminum 53’ containers and the 53’ chassis have an estimated remaining physical life of between 11 and 14 years depending on the year they were built.

Major railroads, including Union Pacific and Burlington Northern, and equipment consortiums controlled by railroads and intermodal marketing companies such as Pacer International, among others, are presently building thousands of AAR specification domestic containers for use in domestic double-stack rail service. In total, there are more than 200,000 pieces of 53’ equipment now being used in domestic intermodal service, a sector that continues to experience robust, double-digit growth.

The 53’ VTM®s were built in 1998 and 1999 by Jindo. These steel units, which can be moved on 53’ chassis, meet all AAR specifications to move on double-stack railroad trains, where the smaller units can actually be stacked three-high and still meet all clearances. They have at least 15 years of estimated remaining physical life.

Port Facilities

We use port facilities in Jacksonville and San Juan where our vessels are loaded and freight is stored awaiting further movement by either vessel or truck. Trailer Bridge’s terminal in Jacksonville is located on Blount Island and consists of a berthing area and approximately 25 acres leased from the Jacksonville Port Authority. The lease, which expires in 2013, allows us to use the berthing area on a preferential, although non-exclusive, basis and the land area on an exclusive basis. The lease includes a $3.6 million triple-deck loading ramp funded by the Jacksonville Port Authority that we use to load and unload our triple-deck Ro-Ro barges. We pay the Jacksonville Port Authority a monthly rental payment plus a wharfage payment based on total cargo volume, with a minimum guarantee of approximately $1.7 million per year. Our marine terminal in San Juan consists of two berthing areas and 39 acres that we use on a preferential basis under a stevedoring services agreement with the contractor who provides cargo-handling services. This agreement, which expires in November 2006, provides for us to make fixed payments as well as payments based on total cargo volume and the prevailing wharfage rates of the Puerto Rico Ports Authority. We believe our present port facilities are sufficient for our current operations.

Driver Recruiting and Retention and Inland Transportation

We rely upon a combination of truck driver employees, partner carriers and rail intermodal transportation to transport shippers’ cargo to and from Jacksonville, Florida. Availability of sufficient inland transportation is a key element to our operations.

Because competition for drivers is intense in the trucking industry, we offer competitive compensation and full health care benefits to the drivers we employ, differentiating us from many truckload operators. Management also promotes driver retention by assigning drivers a tractor for the life of the unit. Drivers are assigned a single dispatcher, regardless of geographic area, providing more predictable home time for our drivers. Our driver turnover in 2003 was 33% compared to 40% in 2002.

We also deal with groups of up to 70 truck owner-operators, or partner carriers, from which we can periodically hire drivers for discrete assignments and pay them by the mile when our needs require. These partner carriers allow us flexibility in periods of high demand.

Capacity constraints of rail intermodal transportation are not within our control.

Fuel Availability and Cost

We actively manage our fuel costs by requiring drivers to fuel in Jacksonville at an offsite fuel facility where we have established a favorable pricing arrangement. Whenever possible in route, drivers are required to fuel at truck stops and service centers with which we have established volume purchasing arrangements. These arrangements provide for volume discounts but do not commit us to the purchase of any minimum quantities. We offer fuel-conservation bonuses to our drivers based on achieving miles per gallon goals.

Although we pay for the marine fuel used by the large tugs we charter, tug crew personnel employed by the tug owner control the actual fuel loading. The fuel is purchased and loaded during cargo loading operations in each of the ports served by us, primarily Jacksonville, Florida, at nearby fuel facilities.

We have not historically engaged in any fuel hedging activities.

In 2001 due to the increased cost of fuel, we instituted fuel surcharges to our customers, and pursuant to our tariff these fuel surcharges remained in place throughout 2003 and 2004. The fuel surcharges for domestic truck movements are charged on a per mile basis and are triggered through our tariff at predetermined levels based on the price of fuel. During 2004 the fuel surcharge for domestic truck movements was $0.05 per mile to $0.15 per mile. The fuel surcharge for domestic movements was $0.13 per mile at January 19, 2005. The fuel surcharges on movements to and from Puerto Rico are assessed on a per move basis and have substantially offset the increases in fuel prices. Recently the fuel surcharge on movements to Puerto Rico has been broken into two components representing the ocean movement and the inland portion of the movement. The fuel surcharge on the inland portion of the movement increases as the distance of the load’s origin from our Jacksonville port increases. The fuel surcharges are not distinguished from freight revenues, and both are reported in our revenues. This has the effect of increasing revenue rather than offsetting fuel expense.

Safety and Insurance

We emphasize safety in all aspects of our operations. We maintain our own strict standards for recruiting drivers, including a minimum of two years of verifiable commercial driving experience, a safe driving history and a successful physical examination, including drug and alcohol testing. Our ongoing driver safety program includes an initial orientation for all new drivers, 100% log monitoring and strong adherence to all speed and weight regulations.

We bid annually for both marine and land insurance policies. Major coverages include hull and protection indemnity, pollution, excess liability, marine cargo, truckers’ liability, workers’ compensation and commercial property.

Technology

We utilize an IBM AS-400 computer system to handle our accounting and operations requirements. The computer system links our headquarters, the truck operations center, the San Juan office and the marine terminals in Jacksonville and San Juan. The system enhances our operating efficiency by providing cost effective access to detailed information concerning available equipment, loads, shipment status and specific customer requirements, and permits us to respond promptly and accurately to customer requests.

Our electronic data interchange, or EDI, capability allows customers to tender loads, receive load confirmation, check load status and receive billing information via computer. Our EDI system also is designed to accelerate receivables collection. Our largest customers require EDI service from their core carriers. Management believes that advanced technology will be required by an increasing number of large shippers as they reduce the number of carriers they use in favor of core carriers.

During 2002, we developed a web-based load tracking system providing customers with real time load information. During 2003, we deployed our web based booking system. During 2002, load tracking recorded 85,000 hits and in 2003 the number increased to 109,000. We also implemented a load tendering option during 2003.

Competition

We currently compete with three carriers for freight moving between the U.S. and Puerto Rico. During 2003, our southbound container volume market share, excluding vehicles, was approximately 13.3%. From 1998 until 2002, the sustained volume-driven business strategy of NPR, the then-largest operator in the market, led to a poor pricing environment and low capacity utilization. However, in March 2001, NPR filed for Chapter 11 bankruptcy protection and ceased operations by selling its vessels and other assets to Sea Star Line, another competitor. Sea Star scrapped the NPR fleet in mid-2002, which resulted in a 25% reduction in sector capacity. The current operators in the Puerto Rico trade are Horizon Lines, LLC, Crowley Liner Services, Trailer Bridge and Sea Star Line. Based on available southbound industry data for 2003 compiled by Ports Import and Export Reporting Service, Horizon Lines, LLC has approximately 33.0% of the market and operates five self-propelled container vessels that carry mainly 40’ containers. Crowley Liner Services, a subsidiary of Crowley Maritime Corporation, has approximately 33.2% of the market and operates roll-on, roll-off barges similar to ours in various services between the U.S. and Puerto Rico. Sea Star Line, owned primarily by Saltchuk Resources, Inc., parent of Totem Ocean Trailer Express, Inc., has approximately 20.5% of the market with two combination Ro-Ro container self-propelled vessels. If vehicle cargos were included in the market share analysis, both Trailer Bridge’s and Crowley’s market share would exceed the preceding figures.

The average fleet age of our three competitors is over 28 years, 3.5 times as old as our fleet, which has an average age of eight years. As a result, our competitors face increasing maintenance and dry-docking costs or the capital costs for new vessel construction. The Jones Act legally restricts the movement of cargo between the mainland and Puerto Rico to U.S. flag vessels built in the U.S. As a result of this legal barrier to entry and the cost of building new self-propelled vessels in the U.S., the self-propelled vessel operators in the Puerto Rico trade have continually deferred asset replacement. We believe that similar foreign flagged vessels would have been scrapped and replaced more than 10 years ago. Unlike Trailer Bridge, which has three Triplestack Box Carriers® not currently in the Puerto Rico trade, none of our competitors has suitable available vessels that could be profitably deployed in this market.

In 2003, the over capacity in the Puerto Rico trade subsided and the competition was less severe. In the second half of 2003, the severe rate compression that had occurred during the previous five years began to unwind, and rates in the trade, although still well below 1998 levels, began to increase. Our average southbound freight rates increased by more than 8% in 2004 compared to 2003. These rates are, however, still well below the peak rates that we experienced in the mid 1990’s. We are continuously renewing expiring contracts with new contracts that have improved pricing and terms, including fuel surcharges, minimum annual volume commitments and other increasing accessorial charges.

Puerto Rico shippers select carriers based primarily on price. To a lesser extent, criteria such as frequency, transit time, consistency, billing accuracy and claims experience are considered. We face vigorous price competition from competitors in the Puerto Rico market that are part of larger transportation organizations that possess greater financial resources than we do.

Our non-Puerto Rico domestic truckload operations, which we use primarily to balance our core Puerto Rico service, compete with a number of trucking companies as well as private truck fleets used by shippers to transport their own products. Truckload carriers compete primarily on the basis of price. Our truck freight service also competes to a limited extent with rail and rail-truck intermodal service, but we attempt to limit this competition by seeking more time and service-sensitive freight. There are other trucking companies, including diversified carriers, with larger fleets and substantially greater financial resources.

Regulation

As a common and contract motor carrier, we are regulated by the Surface Transportation Board (the successor federal agency to the Interstate Commerce Commission) and various state agencies. Our drivers, including owner-operators, also must comply with the safety and fitness regulations promulgated by the Department of Transportation, including those relating to drug testing and hours of service. We have complied with the new hours of service regulations promulgated by the Department of Transportation.

Our operations are also subject to stringent and complex federal, state and local environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental agencies, such as the U.S. Environmental Protection Agency, also referred to as the “EPA,” issue regulations to implement and enforce these laws. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, storage, transport, disposal or cleanup requirements could have a material adverse effect on our operations and financial position.

The Comprehensive Environmental Response, Compensation and Liability Act, as amended, also known as “CERCLA” or “Superfund,” and comparable state laws impose liability without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of a disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment. Although we handle materials that might be construed as hazardous substances in the ordinary course of business, we are not aware of any hazardous substance contamination which has had a material adverse effect on us.

The Federal Water Pollution Control Act, as amended, also known as the Clean Water Act, and analogous state laws impose strict controls on the discharge of pollutants into the navigable waters of the U.S., and impose potential liability for the costs of remediating releases of petroleum and other substances. These laws provide for administrative, civil and criminal penalties for any unauthorized discharge of oil and other hazardous substances in reportable quantities and also impose substantial potential liability for the costs of removal and remediation of the oil and hazardous substances.

The Federal Oil Pollution Act of 1990, as amended, also known as “OPA,” contains provisions imposing responsibility on responsible parties for removal costs and damages resulting from discharges of oil or a release of a hazardous substance into navigable waters or onto the adjoining shorelines. Under OPA, a “responsible party” includes any person owning, operating, or demise chartering a vessel as well as any person owning or operating an onshore facility that could adversely impact navigable U.S. waters. Among other requirements, OPA requires owners and operators of vessels over 300 gross tons to provide the U.S. Coast Guard with evidence of financial responsibility to cover the costs of cleaning up oil spills or releases of hazardous substances from such vessels. In addition, federal regulations under the OPA and the Clean Water Act require certain owners and operators of facilities and vessels that store or otherwise handle oil, such as us, to prepare and implement spill prevention, control and countermeasure plans as well as spill response plans relating to possible discharge of oil into surface waters. We believe that our operations are in substantial compliance with the requirements of the OPA and the Clean Water Act and that any non-compliance would not have a material adverse effect on us.

We believe that we are in substantial compliance with all applicable environmental laws and regulations to which we are subject. Nevertheless, we can provide no assurance that future compliance with these laws and regulations will not have a material adverse effect on our results of operations or financial position.

Employees

At October 11, 2004, we had 204 employees consisting of 80 truck drivers and 124 executive and administrative personnel. Relationships with our employees are generally good.

Legal Proceedings

From time to time we are a party to litigation arising in the ordinary course of our business, substantially all of which involves claims related to personnel matters or for personal injury and property damage incurred in the transportation of freight. We presently are a party to litigation arising from vehicle accidents, vessel operations or cargo damage, but management is not aware of any claims or threatened claims that reasonably would be expected to exceed insurance limits or have a material adverse effect on our operations or financial position.

Website

We maintain a website at www.TrailerBridge.com, where you can view the reports we file under the Securities Exchange Act of 1934 as soon as practicable after filing. Information on our website is not incorporated by reference into this prospectus.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into relating to the old notes. We will not receive any proceeds from the exchange offer. You will receive, in exchange for old notes tendered by you in the exchange offer, new notes in like principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase of our outstanding debt.

We received approximately $81.5 million of net proceeds from the sale of the old notes. We used the net proceeds from the sale of the old notes to acquire K Corp., to repay our indebtedness and indebtedness of K Corp., to fund the exercise of purchase options on operating equipment we previously leased, and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the five fiscal years ended December 31, 2003, and the nine months ended September 30, 2004, are set forth below:

	Year Ended December 31,					Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003
Ratio of Earnings to Fixed Charges	NM	NM	NM	NM	NM	1.87	x

Pro forma ratio of earnings to fixed charges					NM	1.46	x

Ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” are defined as net income (loss) before taxes plus fixed charges. For this purpose, “fixed charges” consist of interest expense, amortization of deferred debt costs and the interest portion of rental expense. Our earnings were insufficient to cover our fixed charges for the years ended December 31, 1999 through 2003 by $3,378,233, $7,319,422, $29,442,065, $7,099,468, and $5,455,090 respectively. Our earnings deficiency for the nine months ended September 30, 2003 was $4,044,449 and as of December 31, 2003 the pro forma deficiency was $3,905,000.

CERTAIN TRANSACTIONS

We have engaged in transactions with a number of affiliates, including the Estate of Malcom P. McLean, our controlling stockholder, and K Corp., which was previously wholly owned by the Estate. Since inception, we have chartered two Ro-Ro vessels and the right to use a related ramp structure in San Juan, Puerto Rico from K Corp. under long term charters at a fixed price. Since 1997 total expense under these charters from K Corp. was $7.3 million per year. At various times during our existence, we have borrowed funds from K Corp. on an unsecured basis, deferred charterhire or had charterhire forgiven by K Corp. The total amount of such direct cash borrowings and deferred charterhire reached $24.0 million. In 2002, K Corp. converted this $24.0 million of indebtedness into non-convertible Series B preferred stock. Our audit committee and our full board of directors approved this conversion. The purchase of K Corp. resulted in the Series B preferred stock being retired as well as our owning the two Ro-Ro vessels we chartered from K Corp. in the past.

During 2002, we borrowed $5.0 million from and sold $2.0 million of Series A convertible preferred stock to an affiliate, Transportation Receivables 1992, LLC, which is wholly-owned by the Estate of Malcom P. McLean. The loan was secured by certain equipment and real estate. In July 2004, the Series A preferred stock was converted into 1,955,000 shares of our common stock. Our audit committee and our full board of directors, based upon a fairness opinion from an independent entity, approved all transactions with Transportation Receivables 1992, LLC.

Upon completion of the acquisition of K Corp. and the exercise of certain equipment purchase options, all related party indebtedness with these affiliates was discharged other than an outstanding payable to K Corp. of $2.5 million, which was transferred to the Estate prior to the completion of the acquisition of K Corp. Repayment of this amount began in January 2005 and will be repaid in 36 monthly installments at an interest rate of 8.03%.

During the first quarter of 2004, one of our idle vessels was chartered to a company in which Mr. van Reesema, a director of Trailer Bridge, has a 50% interest. We have received $108,000 during the period February through April 2004 under that charter.

We will continue a policy that any transactions with affiliated persons or entities will be on terms no less favorable to us than those that could have been obtained on an arms-length basis from unaffiliated third parties.

DESCRIPTION OF OTHER INDEBTEDNESS

Bank Credit Facility

As of September 30, 2004, we had $14.3 million outstanding under our existing credit facility. We used a portion of the proceeds from the sale of the old notes to repay all amounts outstanding under this facility.

In connection with the sale of the old notes, we amended this facility to provide for a new $10 million revolving credit facility secured by our accounts receivable and certain other related assets, but not including the collateral for the notes. The availability under this new facility is approximately $7.4 million, none of which is currently drawn.

The loan and security agreement contains certain representations and warranties, affirmative covenants, financial covenants, negative covenants and events of default which are usual and customary for agreements of this type. Negative covenants include restrictions, among others, on the incurrence of indebtedness and liens, consolidations, mergers, sale of assets, the payment of dividends, loans and investments and affiliate transactions. Financial covenants include the maintenance of certain financial ratios as well as a limit on capital expenditures.

Title XI Indebtedness

On June 23, 1997, we issued $10.5 million aggregate principal amount of 7.07% United States Government Guaranteed Ship Financing Bonds, 1997 Series due September 30, 2022 (the “1997 Series Bonds”) to finance the cost of two vessels. We may redeem the 1997 Series Bonds in whole at any time beginning March 30, 2008 at a make-whole premium. We must make mandatory principal payments on the 1997 Series Bonds of $232,022 on each March 30 and September 30. The 1997 Series Bonds must be redeemed at 100% of the principal amount (1) to the extent that the obligations outstanding under the 1997 Series Bonds exceed 87 1/2% of the “depreciated actual cost” or “actual cost” of the vessels securing the 1997 Series Bonds as determined by the Secretary of Transportation of the United States or (2) upon the total loss of the vessel pledged to secure the 1997 Series Bonds. The 1997 Series Bonds are secured by two container deck barges, the CHICAGO BRIDGE and the CHARLOTTE BRIDGE. Known as Triplestack Box Carriers®, these 400’ x 100’ ocean going barges are part of a class of vessels that are the first vessels built in the world to exclusively carry high-cube 53’ equipment.

On December 4, 1997, we issued $16.9 million aggregate principal amount of 6.52% United States Government Guaranteed Ship Financing Bonds, 1997 Series II due March 30, 2023 (the “1997 Series II Bonds”) to finance the cost of three vessels. We may redeem the 1997 Series II Bonds in whole at any time beginning September 30, 2008 at a make-whole premium. We must make mandatory principal payments on the 1997 Series II Bonds of $372,429 on each March 30 and September 30. The 1997 Series II Bonds must be redeemed at 100% of the principal amount (1) to the extent that the obligations outstanding under the 1997 Series II Bonds exceed 87 1/2% of the “depreciated actual cost” or “actual cost” of the vessels securing the 1997 Series II Bonds as determined by the Secretary of Transportation of the United States or (2) upon the total loss of the vessel pledged to secure the 1997 Series II Bonds. The 1997 Series II Bonds are secured by three container deck barges, the ATLANTA BRIDGE, the MEMPHIS BRIDGE and the BROOKLYN BRIDGE. Known as Triplestack Box Carriers, these 400’ x 100’ ocean going barges are part of a class of vessels that are the first vessels built in the world to exclusively carry high-cube 53’ equipment.

As a requirement to issue both the 1997 Series Bonds and 1997 Series II Bonds (the “Title XI Bonds”), we became party to the Title XI Reserve Fund and Financial Agreement, as amended. Under the agreement, we were required to grant a first preferred fleet mortgage in the vessels in favor of the Secretary of Transportation of the United States. Furthermore, under the agreement, to the extent we generate positive cash flow (defined as net income plus depreciation and amortization expense less mandatory principal payments), we may be required to contribute to a reserve fund 50% of the portion of such cash flow attributable to the vessels that are pledged to secure the Title XI Bonds. The portion of the cash flow attributable to the vessels is based on a ratio equal to

(a) the original book value of the vessels over (b) the original book value of all of our fixed assets. Following consummation of the acquisition of K Corp. and the exercise of certain equipment purchase options, this ratio is approximately 28%. In connection with obtaining the consent of the Secretary of Transportation to offer and sell the old notes, we were required to deposit approximately $2.0 million into the reserve fund prior to December 15, 2004. However, we are not required to make any additional deposits into the reserve fund if the amount in the reserve fund is at least equal to 50% of the outstanding Title XI Bonds plus approximately $1.0 million or if we meet certain financial tests.

We are also subject to certain financial and negative covenants under this agreement. Without the prior written consent of the Secretary of Transportation of the United States, we may not take, among other actions, any of the following actions; (1) acquire any fixed assets other than those required for the normal maintenance of our existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of our assets, other than pursuant to loans guaranteed by the Secretary of Transportation of the United States under Title XI and liens incurred in ordinary course of business. However, none of the foregoing covenants will apply at any time if we meet certain financial tests provided for in the agreement and, we have satisfied our obligation to make deposits into the reserve fund.

In addition, without the written consent of the Secretary of Transportation and subject to certain exceptions, we may not enter into any service, management or operating agreement for the operation of the vessels that secure the Title XI Bonds; appoint or designate a managing or operating agent for the operation of the vessels that secure the Title XI Bonds; sell, mortgage, transfer or demise charter the vessels that secure the Title XI Bonds or any assets to any non-affiliate; guarantee or become liable for the obligations of a third person or enter into any merger or consolidation or sell or dispose of any portion of our properties or assets.

Other Indebtedness

The only other indebtedness we have outstanding other than the old notes, the Title XI Bonds and any amounts outstanding under our credit facility will consist of Trailer Bridge debt of approximately $2.5 million to the Estate of Malcom P. McLean that was previously owed to K Corp., which was transferred to the Estate prior to the completion of the acquisition of K Corp. We are repaying this debt, which has an interest rate of 8.03%, in 36 monthly installments beginning in January 2005.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We sold the old notes on December 1, 2004 to Jeffries & Company, Inc. and Fortis Securities LLC, which we refer to in this prospectus collectively as the initial purchasers, pursuant to a purchase agreement dated November 16, 2004. These initial purchasers subsequently sold the old notes to:

•	“qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A; and

•	institutional accredited investors within the meaning of Rule 501(a)(1), (2), (3) or (7) of the Securities Act.

As a condition to the initial sale of the old notes, we entered into a registration rights agreement, dated as of December 1, 2004, with the initial purchasers. Pursuant to the registration rights agreement, we agreed to:

•	file with the SEC by March 1, 2005 a registration statement under the Securities Act with respect to the issuance of the new notes in an exchange offer;

•	use our commercially reasonable efforts to cause the registration statement to become effective under the Securities Act on or before May 30, 2005; and

•	(1) use our commercially reasonable efforts to keep the exchange offer open for not less than 30 days after the date notice thereof is mailed to the holders of the old notes (or, in each case, longer if required by applicable law) and (2) if we commence the exchange offer, consummate the exchange offer no later than 40 days after the registration statement is declared effective.

We agreed to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn on or before the expiration of the exchange offer. We are sending this prospectus, together with the letter of transmittal, to all the beneficial holders known to us. For each old note validly tendered to us pursuant to the exchange offer and not validly withdrawn, the holder will receive a new note having a principal amount equal to that of the tendered old note. A copy of the registration rights agreement is filed as an exhibit to this registration statement. The filing of this registration statement is intended to satisfy some of our obligations under the registration rights agreement and the purchase agreement.

The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on the trustee’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC, who desires to deliver the old notes by book-entry transfer at DTC.

Terms of the Exchange Offer

Based on the terms and conditions in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not validly withdrawn on or before the expiration date. Promptly after the registration statement relating to the exchange offer has been declared effective, we will offer the new notes in exchange for tenders of the old notes. Subject to the minimum denomination requirements of the new notes, we will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes validly tendered pursuant to the exchange offer and not withdrawn on or before the expiration date. Old notes may be tendered only in integral multiples of $1,000. The form and terms of the new notes are the same as the form and terms of the old notes except that:

•	the new notes will be registered under the Securities Act and will not bear legends restricting the transfer of the new notes;

•	holders of the new notes will not be entitled to any of the exchange offer provisions under the registration rights agreement, which rights will terminate upon the consummation of the exchange offer; and

•	the new notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

The new notes will evidence the same indebtedness as the old notes, which they replace, and will be issued under, and be entitled to the benefits of, the same indenture that authorized the issuance of the old notes. As a result, both series of notes will be treated as a single class of debt securities under the indenture.

The exchange offer does not depend on any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, $85 million in aggregate principal amount of the old notes is outstanding, all of which is registered in the name of Cede & Co., as nominee for DTC. Solely for reasons of administration, we have fixed the close of business on                     , 2005 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in this exchange offer.

In connection with the exchange offer, neither the General Corporation Law of the State of Delaware nor the indenture governing the notes gives you any appraisal or dissenters’ rights nor any other right to seek monetary damages in court. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act and the related SEC rules and regulations. Old notes that are not tendered for exchange in the exchange offer will remain outstanding, and interest on these notes will continue to accrue at a rate equal to 9 1/4% per year.

For all relevant purposes, we will be deemed to have accepted validly tendered old notes if and when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving the new notes from us.

If you validly tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described under “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The “expiration date” is 5:00 p.m., New York City time on                     , 2005 unless we extend the exchange offer, in which case the expiration date is the latest date and time to which we extend the exchange offer.

In order to extend the exchange offer, we will:

•	promptly notify the exchange agent of any extension by oral or written notice; and

•	issue a press release or other public announcement, which would include disclosure of the approximate number of old notes deposited and which would be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right:

•	to delay accepting any old notes (in the event that the terms of the exchange offer are materially altered and the exchange offer is extended);

•	to amend the terms of the exchange offer in any manner in compliance with the provisions of the Exchange Act;

•	to extend the exchange offer; or

•	if, in the opinion of our counsel, the consummation of the exchange offer would violate any law or interpretation of the staff of the SEC, to terminate or amend the exchange offer by giving oral or written notice to the exchange agent.

Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by a press release or other public announcement or post-effective amendment to the registration statement.

If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement or post-effective amendment that will be distributed to the registered holders of the old notes. We will also extend the exchange offer for a period of time that we will determine, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would have otherwise expired.

In all cases, issuance of the new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal or a book-entry confirmation with an agent’s message, in each case, with all other required documents. However, we reserve the right to waive any conditions of the exchange offer which we, in our reasonable discretion, determine are not satisfied or any defects or irregularities in the tender of old notes. If we do not accept any tendered old notes for any reason set forth in the terms and conditions of the exchange offer or if you submit old notes for a greater principal amount than you want to exchange, we will promptly return the unaccepted or non-exchanged old notes to you, or substitute old notes evidencing the unaccepted or non-exchanged portion, as appropriate. See “—Return of Old Notes.” We will deliver new notes issued in exchange for old notes validly tendered and accepted for exchange, and we will return any old notes not accepted for exchange for any reason, to the applicable tendering holder promptly.

Interest on the New Notes

The new notes will accrue cash interest on the same terms as the old notes at the rate of 9 1/4% per year from December 1, 2004, payable semi-annually in arrears on May 15 and November 15 of each year, commencing              15, 2005. Old notes accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each new note will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes or the new notes, from December 1, 2004.

Resale of the New Notes

We believe that you will be allowed to resell the new notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make the representations set forth below under “—Procedures For Tendering Old Notes.” However, if you intend to participate in a distribution of the new notes, are a broker-dealer that acquired the old notes from us in the initial offering with an intent to distribute those notes and not as a result of market-making activities, or are an “affiliate” of us defined in Rule 405 of the Securities Act, you will not be eligible to participate in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes.

We base our view on interpretations by the staff of the SEC in no-action letters to other issuers in exchange offers similar to ours. However, we have not asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be certain that the SEC will treat it in the same way it has treated other exchange offers in the past.

A broker-dealer that has acquired old notes as a result of market-making or other trading activities has to deliver a prospectus in order to resell any new notes it receives for its own account in the exchange offer. This prospectus may be used by such a broker-dealer to resell any of its new notes. We have agreed in the registration rights agreement to send this prospectus to any broker-dealer that requests copies for a period of up to 180 days after the registration statement relating to the exchange offer is declared effective. See “Plan of Distribution” for more information regarding broker-dealers.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of the exchange offer would not be in compliance with the securities or blue sky laws.

We do not believe that the exchange offer is subject to any federal or state regulatory requirements other than federal and state securities laws.

Procedures For Tendering Old Notes

General Procedures

If you wish to tender old notes, you must mail or deliver the required documents to the exchange agent at the address appearing below under “—Exchange Agent” for receipt prior to the expiration date.

In addition, a timely confirmation of a book-entry transfer of the old notes into the exchange agent’s account at DTC, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent on or before the expiration date.

THE METHOD OF DELIVERY TO THE EXCHANGE AGENT OF ALL REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE. DO NOT SEND THE LETTER OF TRANSMITTAL OR ANY OLD NOTES TO US. YOU MAY REQUEST THAT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE EFFECT DELIVERY OF YOUR OLD NOTES FOR YOU.

If you do not validly withdraw your tender of old notes on or before the expiration date, it will indicate an agreement between you and Trailer Bridge that you have agreed to tender the old notes, in accordance with the terms and conditions in the letter of transmittal.

If you beneficially own the old notes and you hold these notes through a broker, dealer, commercial bank, trust company or other nominee and you want to tender your old notes, you should contact that nominee promptly and instruct it to tender your old notes on your behalf.

Signatures and Guarantee of Signatures

Signatures on a notice of withdrawal or other documentation described below under “—Withdrawal of Tenders,” must generally be guaranteed by an eligible institution. An “eligible institution” means:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may utilize DTC’s automated tender offer program to tender old notes.

Acceptance of Tenders

Tendered old notes will be deemed to have been received as of the date when the exchange agent receives an Agent’s Message by DTC and a confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC with an agent’s message; or

Issuances of new notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery or letter to similar effect by an eligible institution will be made only against confirmation of a book-entry transfer of old notes into the exchange agent’s account at DTC pursuant to the book-entry procedures described below.

We will make the final determination regarding all questions relating to the validity, form, eligibility, including time of receipt of tenders and withdrawals of tendered old notes, and our determination will be final and binding on all parties.

We reserve the absolute right to reject any and all old notes improperly tendered. Nor will we accept any old notes if our acceptance of them would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old note.

Our interpretation of the terms and conditions of the exchange offer, including the instructions set forth in the letter of transmittal, will be final and binding on all parties.

Unless waived, you must cure any defects or irregularities in connection with tenders of old notes on or before the expiration date. Although we intend to notify holders of defects or irregularities in connection with tenders of old notes, neither we, the exchange agent nor anyone else will be liable for failure to give this notice. Tenders of old notes will not be deemed to have been made until any defects or irregularities have been cured or waived.

All conditions of the exchange offer will be satisfied or waived on or before the expiration date of the exchange offer. We will not waive any condition of the exchange offer with respect to any noteholder unless we waive such condition for all noteholders.

We do not currently intend to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not validly tendered pursuant to the exchange offer. We reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date. To the extent permitted by law, we also reserve the right to purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any future purchases or offers could differ from the terms of the exchange offer.

Effect of Tendering Old Notes

Pursuant to the letter of transmittal, if you elect to tender old notes in exchange for new notes, you must exchange, assign, and transfer the old notes to us and irrevocably constitute and appoint the exchange agent as your true and lawful agent and attorney-in-fact with respect to the tendered old notes, with full power of substitution, among other things, to cause the old notes to be assigned, transferred, and exchanged. By executing the letter of transmittal, you make the representations and warranties set forth below to us. By executing the letter of transmittal you also promise, on our request, to execute and deliver any additional documents that we consider necessary to complete the exchange of old notes for new notes as described in the letter of transmittal.

Under existing interpretations of the SEC contained in several no-action letters to third parties, we believe that the new notes will be freely transferable by the holders after the exchange offer without further registration under the Securities Act, provided that each holder who wishes to exchange its old notes for new notes will be required to represent to us:

•	that the holder is acquiring the new notes in the ordinary course of its business;

•	that the holder is not participating in and does not intend to participate in a distribution of the new notes;

•	that the holder has no arrangement or understanding with any person to participate in the distribution of the new notes; and

•	that the holder is not an “affiliate,” as defined in Rule 405 under the Securities Act, of us; and that if the holder is a broker-dealer and it will receive new notes for its own account in exchange for old notes that it acquired as a result of market-making activities or other trading activities, it will deliver a prospectus in connection with any resale of the new notes.

Each holder will also be required to represent to us:

•	that the holder has full power and authority to tender, exchange, assign, and transfer the old notes tendered; and

•	that we will acquire good title to the old notes being tendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements, or other obligations relating to their sale or transfer, and not subject to any adverse claim when we accept the old notes.

If you cannot make any of these representations, you will not be eligible to participate in the exchange offer, you will not be able to rely on the interpretations of the staff of the SEC in connection with the exchange offer.

Return of Old Notes

If any tendered old notes are not accepted for any reason described in this prospectus, or if old notes are validly withdrawn or are submitted for a greater principal amount than you desire to exchange, the old notes will be credited to an account maintained with DTC.

Book-Entry Delivery Procedure

The exchange agent will make a request to establish an account for the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s system may make book-entry deliveries of old notes by causing DTC to transfer these old notes into the exchange agent’s account at DTC according to DTC’s procedures for transfer. To validly tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the old notes that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against the participant.

A tender of old notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents are transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” for its receipt on or before the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender of old notes at any time on or before the expiration date.

To withdraw a tender of old notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth herein on or before the expiration date. Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn and principal amount of the old notes;

•	contain a statement that the holder is withdrawing the election to have the old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal used to tender the old notes; and

•	specify the name in which any old notes are to be re-registered, if different from that of the registered holder of the old notes; the account of an eligible institution, the signatures on the notice of withdrawal must be guaranteed by an eligible institution. If old notes have been tendered pursuant to the procedure for book entry transfer, any notice of withdrawal must specify the name and number of the account at DTC.

We will make the final determination on all questions regarding the validity, form, eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any old notes validly withdrawn will be deemed not to have been tendered for purposes of the exchange offer, and no new notes will be issued unless the old notes so withdrawn are validly tendered again on or before the expiration date. Properly withdrawn old notes may be tendered again by following one of the procedures described above under “—Procedures for Tendering Old Notes” at any time on or before the expiration date. Any old notes that are not accepted for exchange will be tendered by book-entry transfer, into an account for your benefit at DTC pursuant to the book-entry transfer procedures described above, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions of the Exchange Offer

Notwithstanding any other term of the exchange offer, or any extension of the exchange offer, we do not have to accept for exchange, or exchange new notes for, any old notes, and we may terminate the exchange offer before acceptance of the old notes, if in our reasonable judgment:

•	any statute, rule or regulation has been enacted, or any action has been taken by any court or governmental authority that, in our reasonable judgment, seeks to or would prohibit, restrict or otherwise render consummation of the exchange offer illegal;

•	any change, or any development that would cause a change, in our business or financial affairs has occurred that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or that would materially impair the contemplated benefits to us of the exchange offer (these benefits being the satisfaction of our obligations under the registration rights agreement to issue and exchange the new notes for the old notes as described herein); or

•	a change occurs in the current interpretations by the staff of the SEC that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

If we, in our reasonable discretion, determine that any of the above conditions is not satisfied, we may:

•	refuse to accept any old notes;

•	extend the exchange offer prior to the expiration date, subject to the holders’ right to withdraw the tender of the old notes; or

•	waive any unsatisfied conditions regarding the exchange offer and accept all properly tendered old notes that have not been withdrawn. If this waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement or post-effective amendment to the registration statement that includes this prospectus that will be distributed to the holders. We will also extend the exchange offer for a period of time that we will determine depending upon the significance of the waiver and the manner of disclosure to the holders, if the exchange offer would otherwise have expired.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as the exchange agent for the exchange offer. You should direct any questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent, addressed as follows:

By hand or overnight courier or by registered or certified mail:

Wells Fargo Bank, National Association, as Exchange Agent

Corporate Trust Services

213 Court Street, Suite 703

Middleton, CT 06457

Attention: Trailer Bridge

To Confirm by Telephone:	Facsimile Transmissions (eligible institutions only):

( )	(860) 704-6219

Wells Fargo Bank, National Association also serves as trustee under the indenture.

Fees and Expenses

We will pay for the expenses of the exchange offer. The principal solicitation is being made by mail. However, additional solicitation may be made by facsimile transmission, e-mail, telephone or in person by our officers and associates. No additional compensation will be paid to any officers and associates who engage in soliciting tenders.

We have not retained a dealer-manager for the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for related, reasonable out-of-pocket expenses. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in forwarding copies of this prospectus, the letter of transmittal and related documents.

We will pay any transfer taxes applicable to the exchange of old notes. If, however, a transfer tax is imposed for any reason other than the exchange, then the amount of any transfer taxes will be payable by the person tendering the notes. If you do not submit satisfactory evidence of payment of taxes or exemption from payment of those taxes with the letter of transmittal, the amount of those transfer taxes will be billed directly to you.

Consequences of Failing To Exchange Old Notes

Participation in the exchange offer is voluntary. You are urged to consult your financial and tax advisors in making your decisions on what action to take.

Old notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3)(iv) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

•	to us or to any of our subsidiaries;

•	inside the United States to a qualified institutional buyer in compliance with Rule 144A under the Securities Act;

•	inside the United States to an institutional accredited investor that, before the transfer, furnishes to the trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the old notes, the form of which can be obtained from the trustee, and an opinion of counsel acceptable to us and the trustee that the transfer complies with the Securities Act;

•	outside the United States in compliance with Rule 904 under the Securities Act;

•	pursuant to an exemption from registration provided by Rule 144 under the Securities Act, if available;

•	in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel, if we so request; or

•	pursuant to an effective registration statement under the Securities Act.

Accounting Treatment

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. We will amortize the expenses of the exchange offer and the unamortized expense related to the issuance of the old notes over the remaining term of the notes.

DESCRIPTION OF THE NEW NOTES

The form and terms of the new notes and the old notes are identical in all material respects, except that transfer restrictions and registration rights and related additional interest provisions applicable to the old notes do not apply to the new notes. Unless otherwise specified or unless the context requires otherwise, references in this section to the “notes” are references to the new notes offered in the exchange offer.

The old notes were, and the new notes will be, issued under an indenture, dated as of December 1, 2004, between Trailer Bridge and Wells Fargo Bank, National Association, as trustee. The following discussion includes a summary description of certain material terms of the indenture and the registration rights agreement dated as of December 1, 2004 between Trailer Bridge and the initial purchasers. References in this section to “Trailer Bridge,” “the Company,” “we” and “us” refer to Trailer Bridge, Inc., a Delaware corporation. In addition, capitalized terms used in this section that have not been previously defined have the meanings described under “—Certain Defined Terms.” You should read the indenture in its entirety. You may request copies of this document from us, as described above under “Where You Can Find More Information.”

Old notes that are not tendered for exchange in the exchange offer will continue to accrue interest at a rate of 9 1/4% per year and otherwise be entitled to the benefits of the indenture. Unexchanged old notes will rank pari passu with the new notes and will be secured by the same collateral.

General

The notes:

•	are senior obligations of Trailer Bridge;

•	will be secured by a first priority Lien on the Collateral described herein;

•	will effectively be senior to all existing and future unsecured Senior Indebtedness of Trailer Bridge to the extent of the value of Collateral securing the notes;

•	will be senior in right of payment to any Subordinated Obligations of Trailer Bridge;

•	will effectively be junior (i) to any existing or future debt of Trailer Bridge or any future Guarantor that is secured by assets other than the Collateral to the extent of the value of any such collateral or (ii) to any future liabilities of a Restricted Subsidiary that is not a Guarantor; and

•	will be guaranteed by any Restricted Subsidiary created or acquired by Trailer Bridge in the future.

Maturity and Interest

The notes will mature on November 15, 2011.

The notes accrue interest at a rate of 9 1/4% per annum. Interest on the notes is payable semi-annually in arrears on May 15 and November 15 of each year, commencing                      15, 2005, to the holders of record on the immediately preceding May 1 and November 1. Principal of, and premium, if any, and interest on, the notes held in registered form is payable, and the notes held in registered form will be exchangeable and transferable, at the office or agency of Trailer Bridge in the United States maintained for such purposes, which initially will be at the Corporate Trust Office or agency of the trustee in New York, New York. We will make all principal, premium and interest payments on each note in global form registered in the name of The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the holder of such global note.

Interest on the notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest on the notes will be calculated on the basis of a 360-day year comprised of twelve 30 day months. Additionally, Trailer Bridge will pay interest on overdue principal at 1% over the above rate and will pay interest on overdue installments of interest at 1% over such rate, in each case, to the extent lawful.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Trailer Bridge may require a holder to pay any taxes and fees required by law or permitted by the indenture. Trailer Bridge is not required to transfer or exchange any note selected for redemption or repurchase (except, in the case of a note to be redeemed or repurchased in part, the portion not to be redeemed or repurchased). Also, Trailer Bridge is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed or between a record date and the next succeeding interest payment date.

The registered holder of a note will be treated as the owner of it for all purposes, and all references in this description to “holders” are to holders of record unless the context otherwise indicates. Only registered holders will have rights under the indenture.

Security

The obligations under the notes are secured pursuant to the Security Documents by a first priority Lien (subject to Permitted Collateral Liens) granted to the trustee for the benefit of the holders of the notes, in all of the following property (collectively, the “Collateral”):

1.	the United States Flag Barges San Juan-JAX Bridge and JAX-San Juan Bridge, which were acquired by Trailer Bridge as of December 1, 2004, together with related assets and rights as more fully described in the Security Documents;

2.	approximately 2,805 shipping containers, 2,030 chassis, and 305 VTM®s owned by Trailer Bridge as of December 1, 2004, together with related assets and rights as more fully described in the Security Documents;

3.	our Jacksonville, Florida office and terminal facilities and related real property, as owned by us on December 1, 2004, and the buildings, fixtures and other assets and rights related thereto, as more fully described in the Security Documents (provided that the amount that may be recovered in respect of such property shall be limited to $10 million);

4.	any proceeds of the foregoing;

5.	all of the Capital Stock owned by Trailer Bridge or any Restricted Subsidiary of any Person that owns any Collateral in the future; and

6.	any assets substituted for such Collateral as provided for in the Security Documents;

provided that Collateral shall not include accounts receivable (other than amounts due under leases or charters of Collateral), which will be available to secure Trailer Bridge’s obligations under a Revolving Credit Facility, and shall also not include any collateral securing Trailer Bridge’s obligations under its Title XI guaranteed ship financing bonds outstanding on December 1, 2004.

Unless an Event of Default under the indenture shall have occurred and be continuing, Trailer Bridge and its Subsidiaries will have the right to remain in possession and retain exclusive control of the Collateral (other than Collateral deposited with the trustee in the Asset Sales Proceed Account described below under “—Certain Covenants—Limitation on Sales of Assets” and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income thereon or therefrom. Upon an Event of Default, these rights will cease and the trustee will be entitled to foreclose upon and sell the Collateral or any part thereof as provided in the Security Documents.

There can be no assurance that the trustee will be able to sell the Collateral without substantial delays or that the proceeds obtained will be sufficient to pay all amounts owed to the trustee, holders of notes and owners of Permitted Collateral Liens, if any. The Collateral release provisions of the indenture and the Security Documents will permit the release of Collateral without substitution of collateral of equal value under certain circumstances.

Subject to the provisions of the indenture and the Security Documents, the trustee in its sole discretion and without the consent of the holders of the notes, on behalf of such holders, may take all actions it deems necessary or appropriate in order to:

A.	enforce any of the terms of the Security Documents; and

B.	collect and receive any and all amounts payable in respect of the obligations of Trailer Bridge under the notes, the indenture and the Security Documents.

The Security Documents provide that the Collateral will be released:

1.	upon payment in full of all outstanding notes and all amounts due under the indenture;

2.	upon satisfaction and discharge of the indenture as set forth under the caption “—Satisfaction and Discharge”;

3.	upon a Legal Defeasance or Covenant Defeasance as set forth under the caption “—Defeasance”;

4.	as to any Collateral that constitutes all or substantially all of the Collateral, with the consent of the holders of 100% in principal amount of the notes;

5.	as to any Collateral (i) that is sold or otherwise disposed of by Trailer Bridge or any Restricted Subsidiary (other than to Trailer Bridge or a Restricted Subsidiary) in compliance with the indenture, subject to the limitations set forth under the caption “—Certain Covenants—Limitation on Sales of Assets,” (ii) that constitutes a portion of the Asset Sales Proceeds Account that are to be applied or distributed as described under the caption “—Certain Covenants—Limitation on Sales of Assets,” or (iii) that constitutes Excess Proceeds which have been offered to, but not accepted by, the holders of notes and are released as set forth in the covenant described below under the caption “—Certain Covenants—Limitation on Sales of Assets”; or

6.	in connection with a substitution of Collateral in accordance with the Security Documents.

The Security Documents provide that Trailer Bridge will, and will cause each of its Subsidiaries to, do or cause to be done all acts and things which may be required, or which the trustee from time to time may reasonably request, to assure and confirm that the trustee holds, for the benefit of the holders of notes, valid, enforceable and perfected first priority Liens (subject to Permitted Collateral Liens) upon the Collateral as contemplated by the indenture and Security Documents.

Optional Redemption

Except as set forth below, Trailer Bridge is not entitled to redeem the notes prior to November 15, 2008.

On and after November 15, 2008, Trailer Bridge is entitled at its option to redeem all or a portion of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing November 15 in the years indicated below:

Period	Redemption Price
2008	104.625%
2009	102.313%
2010 and thereafter	100.000%

Prior to November 15, 2007, Trailer Bridge may, at its option, on one or more occasions redeem notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued at a redemption price (expressed as a percentage of principal amount) equal to 109 1/4%, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds from one or more Equity Offerings; provided that

•	at least 65% of such aggregate principal amount of notes remains outstanding immediately after the occurrence of each such redemption (other than notes held, directly or indirectly, by Trailer Bridge or its Affiliates); and

•	each such redemption occurs within 90 days after the date of the related Equity Offering.

In addition, at any time prior to November 15, 2008, the notes may be redeemed in whole or in part at the option of Trailer Bridge upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (the “Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to a note at any Redemption Date, the greater of (x) 1.0% of the principal amount of such note and (y) the excess of (A) the present value at such time of (1) the redemption price of such note at November 15, 2008 (without regard to accrued and unpaid interest) plus (2) all required interest payments due on such note through November 15, 2008, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the Redemption Date to November 15, 2008; provided, however, that if the period from the Redemption Date to November 15, 2008 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to November 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection and Notice of Redemption

If Trailer Bridge is redeeming less than all of the notes at any time, the trustee will select notes on a pro rata basis, by lot or by such other method as the trustee in its sole discretion shall deem to be fair and appropriate.

Notes redeemed in part will be redeemed only in principal amounts of $1,000. Trailer Bridge will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. Trailer Bridge will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless Trailer Bridge fails to redeem the notes, interest ceases to accrue on notes or portions of them called for redemption.

No Mandatory Redemption

Trailer Bridge is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, Trailer Bridge may be required to offer to purchase the notes as described under the captions “—Change of Control” and “Certain Covenants—Limitation on Sales of Assets.” Trailer Bridge may at any time and from time to time purchase notes in the open market or otherwise.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), Trailer Bridge is required to offer to purchase each holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

1.	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Trailer Bridge or otherwise has the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of Trailer Bridge;

2.	individuals who on the Issue Date constituted the Board of Directors of Trailer Bridge (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Trailer Bridge was approved by a vote of a majority of the directors of Trailer Bridge then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Trailer Bridge then in office;

3.	the adoption or approval by the Board of Directors or shareholders of Trailer Bridge of a plan relating to the liquidation or dissolution of Trailer Bridge; or

4.	the merger or consolidation of Trailer Bridge with or into another Person or the merger or consolidation of another Person with or into Trailer Bridge, or the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of Trailer Bridge (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is controlled by one or more Permitted Holders) or group of related persons for purposes of Section 13(d) of the Exchange Act, other than a transaction following which (A) in the case of a merger or consolidation transaction, securities that represented 100% of the Voting Stock of Trailer Bridge immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) constitute at least a majority of the voting power of the Voting Stock of the surviving Person (or any parent thereof) in such merger or consolidation transaction and (B) in the case of such a sale, lease, exchange or other transfer of assets transaction, the transferee Person becomes a Subsidiary of the transferor of such assets.

Within 30 days following any Change of Control, Trailer Bridge will mail a notice to each holder with a copy to the trustee (the “Change of Control Offer”) stating:

1.	that a Change of Control has occurred and that Trailer Bridge is making an offer, and such holder has the right to require Trailer Bridge, to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

2.	the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

3.	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

4.	the instructions, consistent with the covenant described hereunder, that a holder must follow in order to have its notes purchased.

Trailer Bridge is not required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Trailer Bridge and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Trailer Bridge must comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, Trailer Bridge will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.

The Change of Control Offer feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of Trailer Bridge and, thus, the removal of incumbent management of Trailer Bridge. The Change of Control Offer feature is a result of negotiations between Trailer Bridge and the initial purchasers. Trailer Bridge does not have any present intention to engage in a transaction involving a Change of Control, although it is possible that Trailer Bridge could decide to do so in the future. Subject to the limitations discussed below, Trailer Bridge could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time of Trailer Bridge or otherwise affect Trailer Bridge’s capital structure or credit ratings. Restrictions on Trailer Bridge’s ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness,” “—Limitation on Liens” and “—Limitation on Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of a majority principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the indenture does not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

Future indebtedness that Trailer Bridge may Incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the repurchase of the notes by Trailer Bridge could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Trailer Bridge. Finally, Trailer Bridge’s ability to pay cash to the holders of notes following the occurrence of a Change of Control will be limited by Trailer Bridge’s then existing financial resources. There can be no assurance that sufficient funds will be available to Trailer Bridge when necessary to make any required repurchases.

Certain Covenants

The indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a)  Trailer Bridge may not, and may not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided that Trailer Bridge and any Guarantor may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing, or would occur as a consequence of such Incurrence, and the Consolidated Coverage Ratio for Trailer Bridge’s most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such Indebtedness is Incurred would have been at least 2.25 to 1.0, as if such Indebtedness had been Incurred at the beginning of such four-quarter period.

(b)  Notwithstanding the foregoing paragraph (a), so long as no Default has occurred or is continuing, Trailer Bridge, any Guarantor or the Restricted Subsidiaries, as applicable, may Incur, to the extent provided below, the following Indebtedness:

(1)  Indebtedness Incurred by Trailer Bridge or any Guarantor pursuant to a Revolving Credit Facility; provided, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness

Incurred under this clause (1) and then outstanding does not exceed the lesser of (i) 80% of the book value of the accounts receivable of Trailer Bridge and its Restricted Subsidiaries that do not constitute Collateral (net of allowance for doubtful accounts and excluding receivables due from Affiliates) determined in accordance with GAAP at the time of the Incurrence, or (ii) $20 million;

(2)  intercompany Indebtedness owed by Trailer Bridge to a Restricted Subsidiary or owed by a Restricted Subsidiary to Trailer Bridge or another Restricted Subsidiary; provided that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Trailer Bridge or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) (i) if Trailer Bridge is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes or (ii) if a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to its notes Guarantee;

(3)  Indebtedness of Trailer Bridge under the notes, and of any Guarantor pursuant to its Subsidiary Guarantee;

(4)  Indebtedness of Trailer Bridge outstanding on December 1, 2004 (but excluding Indebtedness described in clause (1), (2) or (3) of this paragraph (b) and excluding Indebtedness repaid with the proceeds of the sale of the old notes);

(5)  Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Subsidiary was acquired by Trailer Bridge (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by Trailer Bridge) and excluding therefrom any of such Indebtedness that is extinguished, retired or repaid in connection with such acquisition; provided that on the date of such acquisition and after giving pro forma effect thereto, Trailer Bridge would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6)  Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or described in or Incurred pursuant to clause (3), (4), (5) or (6) of this paragraph;

(7)  Hedging Obligations;

(8)  Indebtedness (including Capital Lease Obligations) of Trailer Bridge or any Restricted Subsidiary (including any Refinancing Indebtedness with respect thereto) Incurred, in the ordinary course of business, to finance the acquisition, construction or improvement of any fixed or capital assets used or useable in a Related Business, including any Indebtedness assumed in connection with the acquisition of any such assets, in an aggregate principal amount which, when taken together with all other Indebtedness Incurred pursuant to this clause (8) and then outstanding, does not exceed the greater of (i) $5 million or (ii) 10% of Consolidated Tangible Assets (measured at the time of the original incurrence of such Indebtedness, in the case of a Refinancing);

(9)  Indebtedness of Trailer Bridge or any Restricted Subsidiary arising from customary agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any Restricted Subsidiary or any business or fixed or capital assets of Trailer Bridge or a Restricted Subsidiary; provided, however, (A) such Indebtedness is not reflected as a liability on the balance sheet of Trailer Bridge or any Restricted Subsidiary and (B) the maximum liability therefor shall not exceed the gross cash proceeds actually received by Trailer Bridge or a Restricted Subsidiary in connection with such disposition;

(10)  any Guarantee by Trailer Bridge or a Guarantor of any Indebtedness permitted to be Incurred pursuant to the indenture; provided that a Guarantee of any Indebtedness of a Restricted Subsidiary that ceases to be a Restricted Subsidiary shall be deemed to be an Investment other than a Permitted Investment, and subject to compliance with related provisions of the indenture, at the time its Restricted Subsidiary status terminates in an amount equal to the maximum principal amount as guaranteed for so long as such Guarantee remains outstanding;

(11)  Indebtedness of Trailer Bridge or any Restricted Subsidiary in respect of bid, performance, surety or appeal bonds issued for the account and benefit of Trailer Bridge or a Restricted Subsidiary and provided in the ordinary course of business of Trailer Bridge and the Restricted Subsidiaries; and

(12)  in addition to the items referred to in the preceding clauses (1) through (11) above, Indebtedness of Trailer Bridge and the Guarantors in an aggregate principal amount which, when taken together with all other Indebtedness Incurred pursuant to this clause (12) and then outstanding will not exceed $5.0 million at any time outstanding.

(c)  Notwithstanding the foregoing, Trailer Bridge will not, and will not permit any Guarantor or Restricted Subsidiary to, Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof (or in the case of any Guarantee pursuant to the foregoing paragraph (b), if the proceeds of direct Indebtedness so Guaranteed) are used, directly or indirectly, to Incur or Refinance any Subordinated Obligations of Trailer Bridge or any Guarantor or Restricted Subsidiary unless such Indebtedness shall be subordinated to the notes or relevant Subsidiary Guarantee, as applicable, to at least the same extent as such as such Subordinated Obligations.

(d)  For purposes of determining compliance with this covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above in paragraph (b) or is entitled to be incurred pursuant to paragraph (a) of this covenant, Trailer Bridge, in its sole discretion, will be permitted to classify such item of Indebtedness on the date of its Incurrence, or later classify or reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant and (ii) at each such time, Trailer Bridge will be entitled to divide, classify and reclassify an item of Indebtedness in more than one of the types of Indebtedness described above.

(e)  Trailer Bridge will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated in right of payment to any other Indebtedness of Trailer Bridge or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the notes and the relevant Subsidiary Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of Trailer Bridge or such Guarantor or Restricted Subsidiary, as the case may be.

Limitation on Restricted Payments

(a)  Trailer Bridge will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make a Restricted Payment if at the time Trailer Bridge or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto:

(1)  a Default shall have occurred and be continuing (or would result therefrom);

(2)  Trailer Bridge would not be permitted to Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3)  the aggregate amount of such Restricted Payment and all other Restricted Payments since December 1, 2004 would exceed, after giving effect to adjustments in the following paragraph (b), the sum of (without duplication):

(A)  50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter in which December 1, 2004 occurs to the end of the most recent fiscal quarter for which financial statements are available on or prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)  100% of the aggregate Net Cash Proceeds received by Trailer Bridge from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to December 1, 2004 (other than an issuance or sale to a Subsidiary of Trailer Bridge and other than an issuance or sale to an employee stock ownership plan or to a trust established by Trailer Bridge or any of its Subsidiaries for the benefit of their employees); plus

(C)  the amount by which Indebtedness of Trailer Bridge issued after December 1, 2004 is reduced on Trailer Bridge’s balance sheet upon the conversion or exchange (other than by a Subsidiary of Trailer Bridge) subsequent to December 1, 2004 of any Indebtedness of Trailer Bridge convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Trailer Bridge (less the amount of any cash, or the fair value of any other property, distributed by Trailer Bridge upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by Trailer Bridge or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of Trailer Bridge or, in the case of a sale financed directly or indirectly with Indebtedness, to an employee stock ownership plan or to a trust established by Trailer Bridge or any of its Subsidiaries for the benefit of their employees); plus

(D)  an amount equal to the sum of (y) the net reduction in the Investments (other than Permitted Investments) made by Trailer Bridge or any Restricted Subsidiary in any Person after December 1, 2004 resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by Trailer Bridge or any Restricted Subsidiary, and (z) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to Trailer Bridge’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made and treated as a Restricted Payment by Trailer Bridge or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; plus

(E)  $2.5 million.

(b)  The preceding provisions of this covenant will not prohibit any of the following:

(1)  any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of Trailer Bridge or a Guarantor made by exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale of, Capital Stock of Trailer Bridge (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Trailer Bridge or an employee stock ownership plan or to a trust established by Trailer Bridge or any of its Subsidiaries for the benefit of their employees); provided that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)  any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of Trailer Bridge or a Guarantor made by exchange for, or out of the net cash proceeds of the substantially concurrent Incurrence of Refinancing Indebtedness; provided that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above;

(3)  the repurchase or other acquisition of shares of Capital Stock of Trailer Bridge or any of its Subsidiaries from employees, former employees, directors or former directors of Trailer Bridge or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of Trailer Bridge under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided that the aggregate amount of such repurchases and other acquisitions shall not exceed $500,000 in any calendar year (other than deemed repurchases in connection with the cashless exercise of stock options); and provided, further, that such repurchases and other acquisitions (other than deemed repurchases in connection with the cashless exercise of stock options) shall be included in the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above;

(4)  the payment of a dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted by the provisions of paragraph (a) of this covenant on the date of its declaration; provided that any such dividend made in reliance on this paragraph shall be included in the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above; or

(5)  dividends on Disqualified Stock to the extent included in the definition of Consolidated Interest Expense; provided that such Restricted Payments shall be excluded from the calculation of the amount of Restricted Payments in clause (3) of paragraph (a) above.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the transfer, incurrence or issuance of such non-cash Restricted Payment. Not later than (1) the end of any calendar quarter in which any Restricted Payment is made or (2) the making of a Restricted Payment which, when added to the sum of all previous Restricted Payments made in a calendar quarter, would cause the aggregate of all Restricted Payments made in such quarter to exceed $1.0 million, Trailer Bridge shall deliver to the trustee an officers’ certificate stating that such Restricted Payments were permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon Trailer Bridge’s latest available financial statements.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

Trailer Bridge will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to Trailer Bridge or a Restricted Subsidiary or pay any Indebtedness owed to Trailer Bridge, (b) make any loans or advances to Trailer Bridge or (c) transfer any of its property or assets to Trailer Bridge, except:

(A)  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Trailer Bridge (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Trailer Bridge) and outstanding on such date which encumbrance or restriction does not relate to any Person other than such Restricted Subsidiary;

(B)  any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (E) of clause (1) of this covenant or this clause (B) or contained in any amendment to an agreement referred to in clause (A) or (E) of clause (1) of this covenant or this clause (B); provided that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment taken as a whole are no more restrictive than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(C)  any such encumbrance or restriction (i) consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder or (ii) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract;

(D)  any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E)  the indenture, the notes, the Subsidiary Guarantees and the Security Documents; and

(F)  restrictions on transfers of property subject to any Liens permitted to be granted under, or incurred not in breach or violation of, any other provision of the indenture.

Limitation on Sales of Assets

(a)  Trailer Bridge will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition (including a Collateral Disposition) unless:

(1)  Trailer Bridge or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration) of the shares or other assets subject to such Asset Disposition; provided, the foregoing requirement shall not apply to any Asset Disposition pursuant to any loss, destruction or damage to an asset, a condemnation, appropriation or other similar taking, including by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Lien incurred not in violation of the covenant described under the caption “—Limitation on Liens”;

(2)  at least 75% of the consideration received therefrom by Trailer Bridge or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3)  in the case of a Collateral Disposition, the trustee is promptly granted a perfected first priority security interest (subject only to Permitted Collateral Liens) in all assets or property received by Trailer Bridge or any Restricted Subsidiary as consideration therefor (or, with respect to cash or cash equivalents, the portion of such cash and cash equivalents that constitutes Net Available Cash) as additional Collateral under the Security Documents to secure the Note Obligations, and, in the case of cash or cash equivalents constituting Net Available Cash, such cash or cash equivalents must be deposited into a segregated account under the sole control of the trustee that includes only proceeds from the Collateral Disposition and interest earned thereon (an “Asset Sale Proceeds Account”), which proceeds shall be subject to release from the Asset Sale Proceeds Account for the uses described in paragraphs (b) or (c) of this covenant as provided for in the indenture and Security Documents;

For the purposes of this covenant, the following are deemed to be cash or cash equivalents: (i) the assumption of all Indebtedness of Trailer Bridge or any Restricted Subsidiary (other than liabilities that are Subordinated Obligations), and the release of Trailer Bridge or such Restricted Subsidiary from all liability on such Indebtedness, in connection with such Asset Disposition; and (ii) securities received by Trailer Bridge or any Restricted Subsidiary from the transferee which are promptly converted by Trailer Bridge or such Restricted Subsidiary into cash.

(b)  Within 365 days after the receipt of any Net Available Cash from an Asset Disposition, Trailer Bridge or such Restricted Subsidiary, as the case may be, may apply such Net Available Cash:

(1)  with respect to Net Available Cash from a Collateral Disposition, to repurchase or redeem notes;

(2)  with respect to Net Available Cash other than from a Collateral Disposition, to prepay, repay, redeem or purchase Senior Indebtedness (other than any Disqualified Stock) of Trailer Bridge or a Restricted Subsidiary (in each case other than Indebtedness owed to Trailer Bridge or an Affiliate of Trailer Bridge); provided, however, that in connection with any such prepayment or repayment, Trailer Bridge or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid or repaid; or

(3)  to acquire Additional Assets; provided that, with respect to Additional Assets acquired with Net Available Cash from a Collateral Disposition, (i) the Additional Assets are of a type similar to the Collateral and (ii) the trustee is promptly granted a perfected first priority security interest (subject only to Permitted Collateral Liens) in such Additional Assets.

Pending application of such Net Available Cash other than from a Collateral Disposition, such Net Available Cash may temporarily be invested in Temporary Cash Investments or applied temporarily to reduce revolving credit Indebtedness. Any Net Available Cash that is not applied or invested as provided in clauses (1), (2) or (3) above within 365 days shall be deemed to constitute “Excess Proceeds.”

(c)  When the aggregate amount of Excess Proceeds exceeds $10.0 million, Trailer Bridge will be required to make an offer to all holders of notes (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of the notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, to the date of purchase, in accordance with the procedures set forth in the indenture. To the extent that the aggregate amount of notes electing to be purchased pursuant to an Asset Sale Offer is less than the Excess Proceeds, Trailer Bridge and such Restricted Subsidiary may use any remaining Excess Proceeds for any purpose not prohibited by the indenture (and any such remaining Excess Proceeds held in the Asset Sale Proceeds Account shall be released therefrom as provided in the indenture and the Security Documents). If the aggregate principal amount of notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased on a pro rata basis or such other basis as the trustee determines is appropriate. Upon completion of each such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

(d)  Trailer Bridge will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Trailer Bridge will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described above by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a)  Trailer Bridge will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of Trailer Bridge (an “Affiliate Transaction”) unless:

(1)  the terms of the Affiliate Transaction are no less favorable to Trailer Bridge or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s length dealings with a Person who is not an Affiliate;

(2)  if such Affiliate Transaction or series of related Affiliate Transactions involves an amount in excess of $3.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the disinterested members of the Board of Directors of Trailer Bridge has determined in good faith that the criteria set forth in clause (1) are satisfied and has approved the relevant Affiliate Transaction as evidenced by a resolution; and

(3)  if such Affiliate Transaction or series of related Affiliate Transactions involves an amount in excess of $5.0 million, the Board of Directors of Trailer Bridge shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to Trailer Bridge and its Restricted Subsidiaries.

(b)  The provisions of the preceding paragraph (a) will not prohibit:

(1)  any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments”;

(2)  reasonable payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans in the ordinary course of business approved by the Board of Directors of Trailer Bridge;

(3)  customary indemnities made in the ordinary course of business to employees or directors of Trailer Bridge and the Restricted Subsidiaries;

(4)  the payment of reasonable fees to directors of Trailer Bridge and the Restricted Subsidiaries who are not employees of Trailer Bridge or the Restricted Subsidiaries;

(5)  any transaction between or among Trailer Bridge and any Restricted Subsidiaries;

(6)  the issuance or sale of any Capital Stock (other than Disqualified Stock) of Trailer Bridge; and

(7)  payments pursuant to Trailer Bridge’s charterhire obligation to K Corp., which was $2.6 million as of September 30, 2004, and acquired by its former shareholders in accordance with the terms thereof as in effect on December 1, 2004.

Limitation on Liens

Trailer Bridge will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on (i) any Collateral, except pursuant to a Security Document and except for Permitted Collateral Liens or (ii) any of its assets or properties that are not Collateral, except for Permitted Liens.

Limitation on Sale/Leaseback Transactions

Trailer Bridge will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1)  Trailer Bridge or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt pursuant to the covenant described under “—Limitation on Liens”;

(2)  the gross proceeds received by Trailer Bridge or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors of Trailer Bridge) of such property; and

(3)  the transfer of such property is permitted by, and Trailer Bridge applies the proceeds of such transaction in compliance with, the covenant described under “—Limitation on Sales of Assets.”

Merger and Consolidation

Trailer Bridge will not, directly or indirectly, consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)  the resulting, surviving or transferee Person (the “Successor Company”) shall be Trailer Bridge or a corporation organized and existing under the laws the United States of America, any State thereof or the District of Columbia, and the Successor Company (if not Trailer Bridge) shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of Trailer Bridge under the notes, the indenture, the Security Documents and, if then in effect, the registration rights agreement;

(2)  immediately before and after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)  immediately after giving pro forma effect to such transaction had it occurred at the beginning of the applicable four-quarter period, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; and

(4)  Trailer Bridge shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture and all Security Documents and that all necessary actions have been taken to preserve the priority and perfection of the Liens of all Security Documents;

provided that clause (3) will not be applicable to Trailer Bridge’s consolidating with, merging into or transferring all or substantially all of its assets to a Restricted Subsidiary.

Upon due and complete compliance with the foregoing, the Successor Company (if other than Trailer Bridge) will be the successor to Trailer Bridge and shall succeed to, and be substituted for, and may exercise every right and power of, Trailer Bridge under the indenture and the notes, and the predecessor Company, except in the case of a conveyance, transfer or lease, shall be released from the obligations under the notes and the indenture.

Future Guarantors

If Trailer Bridge or any of its Restricted Subsidiaries acquires or creates a Restricted Subsidiary after the Issue Date, then that newly acquired or created Restricted Subsidiary must, within 10 Business Days of the date on which it was acquired or created, (i) become a Guarantor by executing a supplemental indenture satisfactory to the trustee in accordance with the indenture, and (ii) if it owns any Collateral, become party to the applicable Security Documents as provided therein and in the indenture.

The Guarantors will jointly and severally guarantee Trailer Bridge’s obligations under the notes pursuant to the Subsidiary Guarantees.

Each Subsidiary Guarantee:

•	will be a senior obligation of the relevant Guarantor;

•	will be secured by a first priority Lien on any Collateral owned by such Guarantor;

•	will be effectively senior to all existing and future unsecured Senior Indebtedness of such Guarantor, to the extent of the value of the Collateral owned by such Guarantor;

•	will be senior in right of payment to the Guarantor’s Subordinated Obligations; and

•	will be effectively junior to any future debt of the Guarantor that is secured by assets other than the Collateral, to the extent of the value of any such collateral.

The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from being rendered voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. Each Guarantor that makes a payment under its Subsidiary Guarantee will be entitled to seek contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

A Guarantor will be released and relieved from its obligations under the indenture, its Subsidiary Guarantee and the Security Documents:

(1)  upon the sale or other disposition (including by way of consolidation or merger) of such Guarantor or upon the sale or disposition of all or substantially all the assets of such Guarantor, in each case in accordance with the applicable provisions of the indenture relating to Asset Dispositions and in each case other than to Trailer Bridge or a Restricted Subsidiary;

(2)  if Trailer Bridge designates such Guarantor as an Unrestricted Subsidiary in accordance with the indenture;

(3)  upon the liquidation or dissolution of such Guarantor; or

(4)  upon the occurrence of either Legal Defeasance or Covenant Defeasance as described below under “—Defeasance.”

Limitation on Business Activities

Trailer Bridge is not, and may not permit any Restricted Subsidiary to, directly or indirectly, enter into in any material respect any line of business other than a Related Business.

Payments for Consent

Trailer Bridge will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes and any Security Document unless such consideration is offered to be paid or agreed to be paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC Reports

The indenture provides that whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, Trailer Bridge will furnish to the trustee and to each holder of notes, within the time periods specified in the SEC’s rules and regulations:

(1)  all quarterly and annual reports which would be required to be filed with the SEC if Trailer Bridge were required to file such reports; and

(2)  all current reports which would be required to be filed with the SEC if Trailer Bridge were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report will include a report on Trailer Bridge’s consolidated financial statements by Trailer Bridge’s certified independent accountants. In addition, Trailer Bridge will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

In addition, Trailer Bridge has agreed that, for so long as any notes remain outstanding, at any time it is not required to file the reports required by the preceding paragraphs with the SEC, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1)  a default in the payment of interest on the notes when due, continued for 30 days;

(2)  a default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)  the failure by Trailer Bridge or any Restricted Subsidiary to comply with its obligations under “—Change of Control,” or “—Certain Covenants” under “—Limitation on Sales of Assets” or “—Merger and Consolidation” above;

(4)  (i) the failure by Trailer Bridge or any Restricted Subsidiary, as the case may be, to comply for 30 days after notice with any of its obligations in the covenants described above or under “—Certain Covenants” under “—Limitation on Indebtedness,” “—Limitation on Restricted Payments,” “—Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “—Limitation on Affiliate Transactions,” “—Limitation on Liens,” “—Limitation on Sale/Leaseback Transactions,” “—Future Guarantors” and “—SEC Reports”;

(5)  the failure by Trailer Bridge or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the indenture, the notes or in any of the Security Documents;

(6)  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by Trailer Bridge or any of the Restricted Subsidiaries (or the payment of which is guaranteed by Trailer Bridge or any of the Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date of the indenture, if that default:

(a)  is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”) or

(b)  results in the acceleration of such Indebtedness prior to its Stated Maturity; and

in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(7)  certain events of bankruptcy, insolvency or reorganization of Trailer Bridge, any Guarantor, any Significant Subsidiary or any group of Restricted Subsidiaries which, taken together, would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8)  failure of Trailer Bridge, any Guarantor, any Significant Subsidiary or any group of the Restricted Subsidiaries which, when taken together, would constitute a Significant Subsidiary to pay any judgment, or judgments aggregating, in excess of $5.0 million, which judgment or judgments, as the case may be, are not discharged, waived or stayed for a period of 60 consecutive days following such judgment (the “judgment default provision”);

(9)  any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee and the indenture) or any Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee; or

(10)  any Security Document or any Lien purported to be created or granted thereby on any one or more items of Collateral is held in any judicial proceeding to be unenforceable or invalid, in whole or part, or ceases for any reason (other than pursuant to a release that is delivered or becomes effective as set forth in the indenture or any Security Documents) to be fully enforceable and perfected.

However, a Default under clauses (4) and (5) will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the outstanding notes notify Trailer Bridge of the default, and Trailer Bridge does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal of and premium, if any, and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal, premium and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Trailer Bridge, any Significant Subsidiary or any group of Restricted Subsidiaries which, taken together, would constitute a Significant Subsidiary occurs and is continuing, the principal of and premium, if any, and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of the notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)  such holder has previously given the trustee notice that an Event of Default is continuing;

(2)  holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)  such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)  the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)  holders of a majority in principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of a note or that would involve the trustee in personal liability.

If a Default occurs, is continuing and the trustee has received notice thereof, the trustee must mail to each holder of the notes notice of the Default within the later of 90 days after it occurs or 10 days after the trustee receives notice of the Default. Except in the case of a Default in the payment of principal of or premium, if any, and interest on any note, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interests of the holders of the notes. In addition, Trailer Bridge is required to deliver to the trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Trailer Bridge is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Trailer Bridge is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the indenture, the Security Documents and the notes may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected thereby, an amendment may not, among other things:

(1)  reduce the amount of notes whose holders must consent to an amendment;

(2)  reduce the rate of or extend the time for payment of interest on any note;

(3)  reduce the principal of or extend the Stated Maturity of any note;

(4)  alter the provisions with respect to the redemption or repurchase of the notes or change the time at which any note may be redeemed or repurchased as described above under “—Change of Control” or “—Limitation on Sales of Assets” (whether through amendment or waiver of provisions in the covenants, definitions or otherwise);

(5)  make any note payable in money other than that stated in the note;

(6)  impair the right of any holder of the notes to receive payment of principal of and premium, if any, and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7)  make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8)  make any change in the ranking or priority of any note or any Subsidiary Guarantee, or release any Guarantor from its Subsidiary Guarantee except as provided in the indenture; or

(9)  except as expressly provided in the indenture or any Security Document, release all or substantially all of the Liens on the Collateral.

Without the consent of any holder of the notes, Trailer Bridge and the trustee, as the case may be, may amend the indenture, the notes or any Security Document:

(1)  to cure any ambiguity, omission, defect or inconsistency;

(2)  to provide for the assumption by a successor corporation of the obligations of Trailer Bridge or any Guarantor under the indenture;

(3)  to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4)  to add additional Guarantors under the indenture or add Collateral with respect to, or to further secure, the notes, or to release a Guarantor or Collateral (or a portion thereof) to the extent permitted by, and pursuant to the provisions of, the indenture or the Security Documents;

(5)  to add to the covenants of Trailer Bridge or any Restricted Subsidiary for the benefit of the holders of the notes or to surrender any right or power conferred upon Trailer Bridge or any Restricted Subsidiary;

(6)  to make any change that does not adversely affect the rights of any holder of the notes (and for purposes of the foregoing, any change in the indenture, the notes, the Subsidiary Guarantees or the Security Documents made to conform such documents to the descriptions thereof in this prospectus shall be deemed not to adversely affect the rights of any holder of notes);

(7)  to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust indenture Act; or

(8)  as otherwise provided in the indenture or Security Documents, as the case may be.

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, Trailer Bridge will be required to mail to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of notes, which shall survive until all notes have been canceled and the payment, indemnity and contribution obligations of Trailer Bridge in favor of the trustee) as to all outstanding notes when Trailer Bridge has paid all sums payable by it under the indenture and either:

(1)  all the notes that have been authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by Trailer Bridge and thereafter repaid to Trailer Bridge or discharged from this trust) have been delivered to the trustee for cancellation; or

(2)  (i) all notes not delivered to the trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to the provisions described under “—Optional Redemption,” and Trailer Bridge has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars in an amount as will be sufficient, without consideration of reinvestment of interest, to pay and discharge the entire Indebtedness (including all principal, premium, if any, and accrued interest) on the notes not theretofore delivered to the trustee for cancellation, and (ii) Trailer Bridge has delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the notes at maturity or on the date of redemption, as the case may be.

In addition, Trailer Bridge must deliver an officer’s certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been completed. The Collateral will be released as provided above under the caption “—Security” upon a discharge of the indenture in accordance with the provisions described in this section.

Defeasance

Trailer Bridge may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)  the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest, if any, on such notes when such payments are due from the trust referred to below;

(2)  Trailer Bridge’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)  the rights, powers, trusts, duties and immunities of the trustee and Trailer Bridge’s obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the indenture.

In addition, Trailer Bridge may, at its option and at any time, elect to have the obligation of Trailer Bridge and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Default” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)  Trailer Bridge must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and premium, if any, and interest on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Trailer Bridge must specify whether the notes are being defeased to Stated Maturity or to a particular redemption date;

(2)  in the case of Legal Defeasance, Trailer Bridge shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (A) Trailer Bridge has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since December 1, 2004, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, Trailer Bridge shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default arising from a breach of covenants due to the Incurrence of Indebtedness the proceeds of which are used to make such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)  such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which Trailer Bridge or any of the Restricted Subsidiaries is a party or by which Trailer Bridge or any of the Restricted Subsidiaries is bound, or if such breach, violation or default would occur, which is not waived as of, and for all purposes, on and after, the date of such deposit (other than a Default or an Event of Default arising from a breach of covenants due to the Incurrence of Indebtedness the proceeds of which are used to make such deposit);

(6)  Trailer Bridge must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)  Trailer Bridge must deliver to the trustee an officers’ certificate stating that the deposit was not made by Trailer Bridge with the intent of preferring the holders of notes over the other creditors of Trailer Bridge with the intent of defeating, hindering, delaying or defrauding creditors of Trailer Bridge or others; and

(8)  Trailer Bridge must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released as provided above under the caption “—Security” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described in this section. The Subsidiary Guarantees will be released upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described in this section.

Concerning the Trustee

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Trailer Bridge or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined in the Trust Indenture Act of 1939) after a Default has occurred and is continuing, it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

Except during continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. The holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an Event of Default actually known to the trustee occurs (and is not cured), the trustee will be required, in the exercise of its power, to use the same degree of care as a prudent person would under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture or any Security Document at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the indenture or any Security Document.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Trailer Bridge or any Restricted Subsidiary, in its capacity as such, will have any liability for any obligations of Trailer Bridge or any Restricted Subsidiary under the notes, any Security Document or the indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Registered Exchange Offer; Registration Rights

Trailer Bridge has agreed pursuant to a registration rights agreement with the initial purchasers that we will, at our cost:

(1)  within 90 days after December 1, 2004, file a registration statement (the “Exchange Offer Registration Statement”) with the SEC with respect to a registered offer (the “Registered Exchange Offer”) to exchange each note for a new note of Trailer Bridge having terms substantially identical in all material respects to such note (except that the new notes will not contain terms with respect to transfer restrictions);

(2)  use our reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 180 days after December 1, 2004;

(3)  promptly following the effectiveness of the Exchange Offer Registration Statement (the “Effectiveness Date”), offer the Exchange Notes in exchange for surrender of the notes; and

(4)  keep the Registered Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Registered Exchange Offer is mailed to the holders of the notes.

For each note tendered to us pursuant to the Registered Exchange Offer, we will issue to the holder of such note a new note having a principal amount equal to that of the surrendered note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange therefor or, if no interest has been paid on such note, from the Issue Date.

In the event that:

(1)  applicable interpretations of the staff of the SEC do not permit us to effect such a Registered Exchange Offer; or

(2)  for any other reason the Registered Exchange Offer is not consummated within 220 days from December 1, 2004; or

(3)  any of the initial purchasers shall notify us following consummation of the Registered Exchange Offer that notes held by it are not eligible to be exchanged for Exchange Notes in the Registered Exchange Offer; or

(4)  certain holders are prohibited by law or SEC policy from participating in the Registered Exchange Offer or may not resell the new notes acquired by them in the Registered Exchange Offer to the public without delivering a prospectus, we will, subject to certain exceptions:

(a)  file a shelf registration statement (the “Shelf Registration Statement”) covering resales of the notes or the new notes, as the case may be by the later of (i) 90 days after December 1, 2004 or (ii) 30 days after the date on which the obligation to file the Shelf Registration Statement arises (such later date, the “Shelf Filing Date”);

(b)  use our reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 90th day after the Shelf Filing Date; and

(c)  keep the Shelf Registration Statement effective until the earliest of (i) the time when the notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (ii) two years from the effective date of the Shelf Registration Statement and (iii) the date on which all notes registered thereunder are disposed of in accordance therewith.

We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes or the new notes, as the case may be. A holder selling such notes or new notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be required to deliver us certain information for use in the Shelf Registration Statement, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

We will pay additional cash interest on the applicable notes, subject to certain exceptions:

(1)  if Trailer Bridge fails to file an Exchange Offer Registration Statement with the SEC on or prior to the 90th day after the Issue Date;

(2)  if the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to the 180th day after December 1, 2004;

(3)  if the Exchange Offer is not consummated on or before the 40th day after the Exchange Offer Registration Statement is declared effective;

(4)  if obligated to file the Shelf Registration Statement Trailer Bridge fails to file the Shelf Registration Statement with the SEC on or prior to the Shelf Filing Date;

(5)  if obligated to file a Shelf Registration Statement, the Shelf Registration Statement is not declared effective on or prior to the 90th day after the Shelf Filing Date; or

(6)  after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses (1) through (6) a “Registration Default”);

from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

The rate of the additional interest will be 0.25% per year for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.25% per year with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.0% per year. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the notes and the new notes.

All references in the indenture and in this “Description of the Notes,” in any context, to any interest or other amount payable on or with respect to the notes shall be deemed to include any additional interest payable pursuant to the registration rights agreement.

We are entitled to close the Registered Exchange Offer 30 days after the commencement thereof provided that we have accepted all notes validly tendered in accordance with the terms of the Registered Exchange Offer.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1)  any property, equipment or other tangible assets used in a Related Business; or

(2)  the Capital Stock of a Person primarily engaged in a Related Business that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Trailer Bridge or another Restricted Subsidiary.

“Affiliate” of any specified Person means:

(1)  any other Person, directly or indirectly, controlling or controlled by; or

(2)  under direct or indirect common control with such specified Person.

For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer, exchange or other disposition (or series of related sales, leases, transfers, exchanges or dispositions) by Trailer Bridge or any Restricted Subsidiary, including, without limitation, any disposition by means of a merger, consolidation or similar transaction, by the way of a sale and leaseback or pursuant to loss, destruction, damage, condemnation or similar taking, (each referred to for the purposes of this definition as a “disposition”), of:

(1)  any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Trailer Bridge or a Restricted Subsidiary);

(2)  all or substantially all the assets of any division or line of business of Trailer Bridge or any Restricted Subsidiary;

(3)  any other assets or rights of Trailer Bridge or any Restricted Subsidiary outside of the ordinary course of business of Trailer Bridge or such Restricted Subsidiary; or

(4)  any Collateral;

in each case, other than (x) grants of Liens permitted by “—Certain Covenants—Limitation on Liens” or made pursuant to any Security Document and dispositions pursuant thereto or (y) dispositions of assets that are damaged, worn out, obsolete or otherwise no longer useful in the business of Trailer Bridge or the Restricted Subsidiaries, and other than, in the case of clauses (1), (2) and (3) above,

(A)  a disposition by a Restricted Subsidiary to Trailer Bridge or by Trailer Bridge or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary;

(B)  for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets” only, (y) a disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” or a Permitted Investment and (z) a disposition of all or substantially all the assets of Trailer Bridge, by merger or otherwise, in accordance with the provisions of the indenture described above under the covenant described under “—Certain Covenants—Merger and Consolidation”; or

(C)  a disposition of an asset or pursuant to a series of related dispositions, assets with a fair market value of less than $500,000.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate then borne by the notes, compounded semiannually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)  the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)  the sum of all such payments.

“Board of Directors” in respect of a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a legal holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Disposition” means any Asset Disposition to the extent involving assets or other rights or property that constitute Collateral under the Security Documents.

“Commodity Hedging Agreement” means, in respect of a Person, any agreements or arrangements designed to protect such Person against fluctuations in the price of any commodity, in each case, entered into in the ordinary course of business and in connection with the conduct of such Person’s business and not for speculative purposes.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are available on or prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided that:

(1)  if Trailer Bridge or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (y) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (z) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

(2)  if Trailer Bridge or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if Trailer Bridge or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)  if since the beginning of such period Trailer Bridge or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Trailer Bridge or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Trailer Bridge and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Trailer Bridge and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)  if since the beginning of such period Trailer Bridge or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition or improvement of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made under the indenture, which constitutes all or substantially all of an operating unit of a business (which for purposes of the foregoing, shall be deemed to include any vessel acquired for use in a Related Business), EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5)  if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Trailer Bridge or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by Trailer Bridge or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of Trailer Bridge. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

“Consolidated Interest Expense” means, for any period, the total interest expense of Trailer Bridge and its consolidated Restricted Subsidiaries, determined in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by Trailer Bridge or its Restricted Subsidiaries, without duplication:

(1)  interest expense attributable to Capital Lease Obligations and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

(2)  amortization of debt discount, premium and debt issuance cost;

(3)  capitalized interest;

(4)  non-cash interest payments and expense;

(5)  the interest component of any deferred payment obligations;

(6)  commissions, discounts and other fees and charges Incurred in respect to letters of credit and bankers’ acceptance financing;

(7)  net payments pursuant to, and other net costs associated with, Hedging Obligations (including amortization of fees);

(8)  dividends in respect of all Disqualified Stock of Trailer Bridge or Preferred Stock of any Restricted Subsidiary held by Persons other than Trailer Bridge or a Wholly Owned Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the issuer of such Disqualified stock or Preferred Stock);

(9)  interest incurred in connection with Investments in discontinued operations; and

(10)  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Trailer Bridge) in connection with Indebtedness Incurred by such plan or trust, in each case, whether paid, accrued or scheduled to be paid or accrued during such period (except to the extent accrued in a prior period).

“Consolidated Net Income” means, for any period, the consolidated net income of Trailer Bridge and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided that there shall not be included in such Consolidated Net Income:

(1)  any net income of any Person (other than Trailer Bridge) that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except that:

(A)  subject to the exclusion contained in clause (3) below, Trailer Bridge’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Trailer Bridge or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B)  Trailer Bridge’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2)  any net income of any Restricted Subsidiary (other than a Guarantor) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Trailer Bridge, except that:

(A)  subject to the exclusion contained in clause (3) below, Trailer Bridge’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Trailer Bridge or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)  Trailer Bridge’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(3)  any gain or loss realized upon the sale or other disposition of any assets of Trailer Bridge, its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(4)  extraordinary gains or losses;

(5)  the cumulative effect of a change in accounting principles; and

(6)  any unrealized non-cash gains or losses in respect of currency fluctuations.

Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to Trailer Bridge or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Consolidated Tangible Assets” means, as of any date of determination, (i) the total assets less, (ii) to the extent otherwise included and without duplication, the sum of (a) accumulated depreciation and amortization, (b) allowances for doubtful receivables, (c) other applicable reserves and other properly deductible items (for example, unamortized debt discount and expenses and other unamortized costs and charges), (d) excess of cost over fair value of assets of business acquired, as determined in good faith by the Board of Directors of Trailer Bridge, (e) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied, (f) treasury stock, (g) cash set apart and held in a sinking or other analogous fund established for the redemption or other retirement of Capital Stock or Indebtedness, (h) Investments in and assets of Unrestricted Subsidiaries, and (i) goodwill, in each case as shown on the balance sheet of Trailer Bridge and the Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, determined on a consolidated basis in accordance with GAAP.

“Currency Agreement” means, in respect of a Person, any agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, in each case, entered into in the ordinary course of business and in connection with the conduct of such Person’s business and not for speculative purpose.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)  matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)  is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)  is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the 91st day following the Stated Maturity of the notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the 91st day following the Stated Maturity of the notes shall not constitute Disqualified Stock if:

(1)  the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the notes and described under “—Certain Covenants—Limitation on Sales of Assets” and “—Change of Control”; and

(2)  any such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the indenture; provided that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“EBITDA” for any period means the sum of Consolidated Net Income, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

(1)  all income tax expense of Trailer Bridge and its consolidated Restricted Subsidiaries;

(2)  Consolidated Interest Expense;

(3)  depreciation and amortization expense of Trailer Bridge and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period); and

(4)  all other non-cash charges of Trailer Bridge and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of, or reserve for, cash expenditures in the future), in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary (other than a Guarantor) shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be distributed to Trailer Bridge by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Equity Offering” means any underwritten public offering for cash of Capital Stock (other than Disqualified Stock) of Trailer Bridge registered under the Securities Act other than any issuance of securities under any benefit plan of Trailer Bridge or a Restricted Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“fair market value” means, with respect to any Asset Disposition or Restricted Payment, the price that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by an officer of Trailer Bridge if such value is less than $3.0 million; provided, however, if the value of such Asset Sale or Restricted Payment is $3.0 million or greater, such determination shall be made in good faith by the Board of Directors of Trailer Bridge; and provided further if the value of such Asset Sale or Restricted Payment is $10.0 million or greater, such determination shall be made an Independent Qualified Party.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1)  the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)  statements and pronouncements of the Financial Accounting Standards Board;

(3)  such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4)  the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Government Securities” means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged; (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clause (i) or (ii) above, are not callable or redeemable at the option of the issuers thereof; or (iii) depository receipts issued by a bank or trust company as custodian with respect to any such Government Securities or a specific payment of interest on or principal of any such Government Securities held by such custodian for the account of holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities evidenced by such depository receipt.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)  entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantors” means each Restricted Subsidiary that becomes a guarantor of the notes pursuant to the covenant described under “—Certain Covenants—Future Guarantors” or otherwise, by executing a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the indenture; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Subsidiary Guarantee is released in accordance with the terms thereof.

“Hedging Obligations” of any Person means the net obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Hedging Agreement.

“Incur” means create, incur, issue, assume, Guarantee, incur or otherwise become liable for or with respect to, contingently or otherwise; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness,” (1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security and (2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)  the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)  all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)  the principal component of all obligations of such Person issued or assumed as the deferred purchase price of property due more than six months after the acquisition of such property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4)  the principal component of all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)  the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Subsidiary of such Person, the liquidation preference with respect to, any Preferred Stock (but excluding, in each case, any accrued dividends);

(6)  the principal component of all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)  the principal component of all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8)  to the extent not otherwise included in this definition, net Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that the principal amount of any noninterest bearing or other discount security at any date will be the principal amount thereof that would be shown on a balance sheet of such Person dated such date prepared in accordance with GAAP.

“Independent Qualified Party” means an independent investment banking firm, accounting firm or appraisal firm, in each case of industry recognized standing.

“Interest Rate Agreement” means, in respect of a Person, any agreements or arrangements designed to protect such Person against fluctuations in interest rates accruing on Indebtedness for which it is liable, in each case, entered into in the ordinary course of business and in connection with conduct of such Person’s business and not for speculative purposes and in respect to a notional amount not in excess of the principal amount of such Indebtedness from time to time outstanding.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable or advances against supplies on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person (in each case other than in exchange for Capital Stock (other than Disqualified Stock) of Trailer Bridge). Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)  “Investment” shall include the portion (proportionate to Trailer Bridge’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Trailer Bridge at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Trailer Bridge shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) Trailer Bridge’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to Trailer Bridge’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Trailer Bridge.

“Issue Date” means the date on which the old notes were originally issued.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof, a ship or vessel mortgage or encumbrance, any option or other agreement to sell or give a security interest in, and any filing of or agreement to give any financing statement under, the Uniform Commercial Code (or equivalent statute) of any jurisdiction).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Available Cash” from an Asset Disposition means the aggregate cash proceeds and cash equivalents received by Trailer Bridge or any Restricted Subsidiary therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

(1)  all accounting, investment banking, legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)  all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

(4)  the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by Trailer Bridge or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Indebtedness” means Indebtedness or any other obligation:

(1)  as to which neither Trailer Bridge nor any Restricted Subsidiary, (a) provides any guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness); or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2)  the Incurrence of which will not result in any recourse against any of the assets of Trailer Bridge or any Restricted Subsidiary; and

(3)  no default with respect to which would permit (upon notice, lapse of time or any other event or condition, or any combination of the foregoing) any holder of any other Indebtedness or other obligation of Trailer Bridge or any Restricted Subsidiary to declare pursuant to the express terms governing such Indebtedness or other obligation a default on such other Indebtedness or other obligation or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Note Obligations” means the notes, Subsidiary Guarantees and all other obligations of any Obligor under the indenture or the Security Documents.

“Obligor” means each of Trailer Bridge, the Guarantors and any other Persons that has granted to the trustee a Lien upon any of the Collateral as security for the Note Obligations.

“Permitted Collateral Liens” means Liens described in clauses (2), (4), (6), (18) and (19) of the definition of “Permitted Liens”.

“Permitted Holders” means the estate of M.P. McLean, any beneficiaries of such estate who receive Capital Stock of Trailer Bridge from the estate, and any officers of Trailer Bridge as of the Issue Date and any immediate family members of the foregoing (including any trust or other entity owned solely by or for the benefit of any such individual).

“Permitted Investment” means an Investment by Trailer Bridge or any Restricted Subsidiary in:

(1)  Trailer Bridge, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2)  another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Trailer Bridge or a Restricted Subsidiary; provided that such Person’s primary business is a Related Business;

(3)  cash and Temporary Cash Investments;

(4)  receivables owing to Trailer Bridge or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include such concessionary trade terms as Trailer Bridge or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Trailer Bridge or any Restricted Subsidiary or in satisfaction of judgments;

(7)  any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets”;

(8)  any Person where such Investment was acquired by Trailer Bridge or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable or other rights to payment held by Trailer Bridge or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or other rights to payment or (b) as a result of a foreclosure by Trailer Bridge or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(9)  Currency Agreements, Commodity Hedging Agreements and Interest Rate Agreements; and

(10)  one or more joint ventures or Unrestricted Subsidiaries engaged in a Related Business to the extent that the aggregate amount of all cash and cash equivalents invested by Trailer Bridge and the Restricted Subsidiaries, taken as a whole, does not exceed the greater of $5.0 million or 10.0% of Consolidated Tangible Assets.

“Permitted Liens” means, with respect to any Person:

(1)  pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws or similar legislation or to support obligations to insurance companies in respect of deductibles, co-insurance claims or self-insured retention (and letter of credit obligations in respect thereof), or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness), or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or cash equivalents to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)  Liens imposed by law, such as carriers’, warehousemen’s, mechanics’ or similar maritime Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings that are being diligently contested or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)  Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Trailer Bridge in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by Trailer Bridge or any Restricted Subsidiary to provide collateral to the depository institution, in each case, other than for the benefit of the holders;

(4)  Liens for taxes, assessments, governmental charges or claims not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings being diligently contested; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(5)  Liens in favor of issuers of surety bonds or letters of credit and bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit and bankers’ acceptances do not constitute Indebtedness;

(6)  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)  Liens securing Indebtedness Incurred in accordance with the covenant described under “Certain Covenants—Limitation on Indebtedness” to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided that the Lien may not extend to any Collateral or other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property that do not constitute Collateral and that are affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(8)  Liens on accounts receivable and related assets to secure Indebtedness incurred under clause (b)(1) under “—Certain Covenants—Limitations on Indebtedness”;

(9)  Liens outstanding on December 1, 2004 (including Liens on cash or accounts that may be required in connection with funding obligations under Trailer Bridge’s guaranteed ship financing bonds outstanding on the Issue Date) and amendments thereto that are not more restrictive, taken on a whole, than the corresponding Lien on the Issue Date;

(10)  Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided, further, however, that any such Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11)  Liens on property at the time such Person or any of its Restricted Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(12)  Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Wholly Owned Restricted Subsidiary of such Person;

(13)  Liens securing obligations under Interest Rate Agreements entered into to protect against fluctuations in interest rates in the ordinary course of business, so long as such obligations relate to Indebtedness that is, and is permitted to be under the indenture, secured by a Lien on the same property securing such obligations;

(14)  Liens securing obligations related to Currency Agreements or Commodity Hedging Agreements entered into to protect against fluctuations in exchange rates and commodity prices in the ordinary course of business;

(15)  Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien permitted under the indenture (other than Liens in respect of Indebtedness that is retired by Trailer Bridge or any Restricted Subsidiary with the proceeds of this offering)); provided that:

(A)  such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(B)  the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness being Refinanced at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(16)  Liens representing the interest or title of a lessor in connection with any operating lease or similar contract permitted under the indenture;

(17)  precautionary filings under the UCC or equivalent statute of any applicable jurisdiction;

(18)  Liens securing the notes and Subsidiary Guarantees;

(19)  Liens for salvage or general average; and

(20)  Liens incurred in the ordinary course of business of Trailer Bridge or any Restricted Subsidiary which secure obligations that do not exceed $5.0 million at any one time outstanding.

For purposes of this definition, the term Indebtedness shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of Trailer Bridge or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)  such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)  such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)  such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)  if the Indebtedness being Refinanced is subordinated in right of payment to the notes or Subsidiary Guarantees, such Refinancing Indebtedness has a final maturity date later than the maturity of, and is subordinated in right of payment to, the notes and Subsidiary Guarantees, as the case may be, on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Restricted Subsidiary that is not a Guarantor which Refinances Indebtedness of Trailer Bridge or a Guarantor or (B) Indebtedness of Trailer Bridge or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means the business of providing marine and/or land-based freight transportation services and any business reasonably related, ancillary or complementary to any such business, in each case as reasonably determined by the Board of Directors of Trailer Bridge in good faith.

“Restricted Payment” with respect to any Person means:

(1)  the declaration or payment of any dividends or any other payments or distributions of any sort in respect of its Capital Stock or similar payment to the direct or indirect holders of its Capital Stock (other than (i) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), or (ii) dividends or distributions payable solely to Trailer Bridge or a Restricted Subsidiary));

(2)  the making of any payment on, or with respect to, or the purchase, redemption or other acquisition or retirement for value of, any Capital Stock of Trailer Bridge or any parent of Trailer Bridge held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of Trailer Bridge (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of Trailer Bridge that is not Disqualified Stock);

(3)  the making of any payment on, or with respect to, or the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of, any Subordinated Obligations of such Person or any of its Subsidiaries; or

(4)  the making of any Investment (other than a Permitted Investment).

“Restricted Subsidiary” means any Subsidiary of Trailer Bridge that is not an Unrestricted Subsidiary.

“Revolving Credit Facility” means, the revolving credit agreement among Trailer Bridge, Congress Financial Corporation (Florida), as agent, and the lenders from time to time party thereto in effect on the Issue Date, as the same may be amended, and any other revolving credit facility with one or more banks or other institutional lenders providing for revolving credit loans or letters of credit.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by Trailer Bridge or a Restricted Subsidiary on the Issue Date or thereafter acquired by Trailer Bridge or a Restricted Subsidiary whereby Trailer Bridge or a Restricted Subsidiary transfers such property to a Person and Trailer Bridge or a Restricted Subsidiary leases it from such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Documents” means any one or more security agreements, pledge agreements, collateral assignments, mortgages, vessel mortgages, marine mortgages, deeds of covenants, assignments of earnings and insurances, share pledges, collateral agency agreements, deeds of trust or other grants or transfers for security executed and delivered by Trailer Bridge and any other Obligor creating, or purporting to create, a Lien upon Collateral in favor of the trustee for the benefit of the holders of the notes, subject to certain payment priorities, in each case as amended, modified, renewed, restated or replaced, in whole or part, from time to time, in accordance with its terms.

“Senior Indebtedness” means, with respect to any Person, Indebtedness of such Person that is not a Subordinated Obligation of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that (i) owns any Collateral or (ii) would be a “Significant Subsidiary” of Trailer Bridge within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes or a Subsidiary Guarantee of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person:

(1)  any corporation, association or other business entity of which more than 50% of the Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)  any partnership (whether general or limited), limited liability company or joint venture (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person, or (b) if there are more than a single general partner or member, either (i) the only general partners or managing members of which are such Person and/or one or more Subsidiaries of such Person (or any combination thereof) or (ii) such Person owns or controls, directly or indirectly, a majority of the outstanding general partner interests, member interests or other Voting Stock of such partnership, limited liability company or joint venture, respectively.

“Temporary Cash Investments” means any of the following:

(1)  any investment in direct obligations of, or obligations guaranteed by, the United States of America or any agency thereof;

(2)  investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)  investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than Trailer Bridge or an Affiliate of Trailer Bridge) organized and in existence under the laws of the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P; and

(5)  investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A2” by Moody’s.

“Unrestricted Subsidiary” means (1) any Subsidiary of Trailer Bridge that at the time of determination shall have been designated an Unrestricted Subsidiary by the Board of Directors of Trailer Bridge in the manner provided below, and (2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Trailer Bridge may designate any Subsidiary of Trailer Bridge (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary if it:

(1)  has no indebtedness other than Non-Recourse Indebtedness;

(2)  is not a party to any agreement, contract, arrangement or understanding with Trailer Bridge or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Trailer Bridge or such Restricted Subsidiary than those that might be obtained, in light of all the circumstances, at the time from Persons who are not Affiliates of Trailer Bridge;

(3)  is a Person with respect to which neither Trailer Bridge nor any Restricted Subsidiary has any direct or indirect obligation (x) to subscribe for additional Capital Stock or (y) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4)  does not guarantee, secure with any of its assets or properties or otherwise directly or indirectly provide credit support for any Indebtedness of Trailer Bridge or any Restricted Subsidiary;

(5)  does not own any Capital Stock of or own or hold any Lien on any asset or property of, Trailer Bridge or any Restricted Subsidiary and does not own any Collateral; and

(6)  would constitute an Investment which Trailer Bridge could make in compliance with the covenant under the caption “—Certain Covenants—Limitation on Restricted Payments.”

If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture, and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date and subject to immediate compliance with the covenant under the caption “—Limitation on Indebtedness,” the failure with which to so comply will constitute a Default.

The Board of Directors of Trailer Bridge may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (A) Trailer Bridge could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period and (B) no Default shall have occurred and be continuing. Any such designation by such Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the resolution of such Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“U.S. dollars” or “$” means United States dollars.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Trailer Bridge or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Restricted Subsidiaries.

Book-Entry, Delivery and Form of Securities

The Global Notes

The notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “Global notes”), as follows:

•	notes sold to qualified institutional buyers under Rule 144A will be represented by the Rule 144A Global note; and

•	notes sold to institutional accredited investors will be represented by the IAI Global Note.

Upon issuance, each of the Global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each Global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. The Company expects that under procedures established by DTC:

•	upon deposit of each Global note with DTC’s custodian, DTC will credit portions of the principal amount of the Global note to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in each Global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global note).

Beneficial interests in the Global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Each Global note and beneficial interests in each Global note will be subject to restrictions on transfer as described under “Notice to Investors.”

Book-Entry Procedures for the Global Notes

All interests in the Global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. The Company provides the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither the Company nor the initial purchasers are responsible for those operations or procedures.

DTC has advised the Company that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global note, that nominee will be considered the sole owner or holder of the notes represented by that Global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global note:

•	will not be entitled to have notes represented by the Global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a Global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a Global note will be made by the trustee to DTC’s nominee as the registered holder of the Global note. Neither the Company nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies the Company at any time that it is unwilling or unable to continue as depositary for the Global notes and a successor depositary is not appointed within 90 days; or

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the U.S. federal income tax consequences of the exchange as well as the ownership and disposition of the new notes is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, proposed Treasury regulations, judicial authority and administrative rulings and practice. We cannot assure you that the Internal Revenue Service will agree with these conclusions, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements set forth herein. Any changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. We recommend that each holder consult his, her or its own tax advisor as to the particular consequences of exchanging his, her or its old notes for new notes, including the applicability and effect of any state, local or foreign tax laws.

Tax Consequences of the Exchange

The exchange of old notes for new notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the new notes do not differ materially in kind or extent from the old notes. Accordingly:

•	holders will not recognize taxable gain or loss upon the receipt of new notes in exchange for old notes in the exchange offer;

•	the holding period for a new note received in the exchange offer will include the holding period of the old note surrendered in exchange therefor; and

•	the adjusted tax basis of a new note immediately after the exchange will be the same as the adjusted tax basis of the old note surrendered in exchange therefor.

Certain Tax Consequences Related to Owning and Disposing of the New Notes

U.S. Holders

If you are a “U.S. holder,” as defined below, this section applies to you. You are a U.S. holder if you hold the new notes and you are:

(1)  a citizen or resident of the United States;

(2)  treated as a domestic corporation;

(3)  an estate the income of which is subject to United States federal income taxation regardless of its source; or

(4)  a trust (i) that is subject to the supervision of a court within the United States and with respect to which one or more United States persons have the authority to control all substantial decisions or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If the new notes are held by a partnership, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

Payment of Interest

U.S. holders must generally include interest on a new note as ordinary income at the time the interest is received, if such holders use the cash method of accounting for U.S. federal income tax purposes, or when the interest is accrued, if such holders use the accrual method of accounting for U.S. federal income tax purposes.

Market Discount

A U.S. holder who purchases a note for an amount that is less than its stated principal amount will be treated as having purchased the note with “market discount” unless the discount is less than a specified de minimis amount. Under the market discount rules, a U.S. holder generally will be required to treat any gain realized on the sale, exchange, retirement or other disposition of a new note as ordinary income to the extent of any accrued market discount which has not previously been included in income. For this purpose, market discount will be considered to accrue ratably during the period from the date of the U.S. holder’s acquisition of the note to the maturity date of the note, unless the U.S. holder has made an election to accrue market discount on a constant yield basis. A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a new note with market discount until the maturity date of the note or certain earlier dispositions.

A U.S. holder may elect to include market discount in income currently as it accrues (on either a ratable or a constant yield basis), in which case the rules described above regarding (1) the treatment as ordinary income of gain upon the disposition of the note and (2) the deferral of interest deductions will not apply. Generally, currently included market discount is treated as ordinary interest income for federal income tax purposes. An election to include market discount in income as it accrues will apply to all debt instruments with market discount acquired by the U.S. holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the IRS.

Amortizable Bond Premium

A U.S. holder who purchases a new note for an amount that is greater than the sum of all remaining payments on the note (other than stated interest) will be treated as having purchased the note with “amortizable bond premium” equal in amount to such excess. A U.S. holder may elect to amortize this premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in income in respect of the note by the amortized amount of the premium for the taxable year. Under a special rule that applies solely for purposes of determining the amount of amortizable bond premium on a note, Trailer Bridge will be deemed to exercise its optional redemption rights in a manner that maximizes the holder’s yield. The application of this special rule generally will result in the deferral of a U.S. holder’s deduction of some of the bond premium until later in the term of the note. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder on or after the first day of the taxable year to which the election applies, and may be revoked only with the consent of the IRS.

Sale, Exchange, Redemption or Retirement of New Notes

Upon the sale, exchange, redemption or retirement of a new note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement (other than amounts representing accrued and unpaid interest which will be treated as such) and the U.S. holder’s adjusted tax basis in the new note. A U.S. holder’s adjusted tax basis in a new note generally will equal the U.S. holder’s initial investment in the old note or new note, as the case may be, increased by any accrued market discount (if the U.S. holder has included such market discount in income), and decreased by any amortizable bond premium taken with respect to the note. Subject to the market discount rules discussed above, any gain or loss recognized generally will be capital gain or loss, provided the holder holds the note as a capital asset at the time of the disposition. The maximum long-term capital gain rate for non-corporate taxpayers was reduced to 15% through 2008 by the Jobs and Growth Tax Relief Reconciliation Act of 2003. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the new notes and the proceeds from a sale, exchange or other disposition of the new notes. A backup withholding tax (currently at a rate of 28%) will apply to these amounts only if a U.S. holder, who is not otherwise exempt from backup withholding, fails to furnish its taxpayer identification number within a reasonable time after it is requested, furnishes an incorrect taxpayer identification number, fails to report properly interest or dividend income to the IRS, or fails under certain circumstances to provide a certification under penalties of perjury that the taxpayer identification number is correct and that the holder is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder of a new note will be allowed as a credit against the U.S. holder’s federal income tax liability and may entitle the holder to a refund, provided that the required information is provided to the IRS in a timely manner.

Non-U.S. Holders

If you are a “Non-U.S. holder,” as defined below, this section applies to you. A Non-U.S. holder means any beneficial owner of a new note that is not a U.S. holder. The rules governing the U.S. federal income and estate taxation of a Non-U.S. holder are complex, and no attempt will be made herein to provide more than a summary of those rules. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a Non-U.S. holder in light of such holder’s particular circumstances, such as persons engaged in a trade or business in the United States or persons who have ceased to be United States citizens or to be taxed as resident aliens. IF YOU ARE A NON-U.S. HOLDER, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS TO DETERMINE THE EFFECT ON YOU OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS WITH REGARD TO AN INVESTMENT IN THE NEW NOTES, INCLUDING ANY REPORTING REQUIREMENTS.

Payment of Interest

Subject to the discussion below concerning backup withholding, payment of interest on the new notes by Trailer Bridge or any paying agent to any Non-U.S. holder will qualify for the “portfolio interest” exemption and thus will not be subject to U.S. federal withholding tax, provided that:

(1)  the holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Trailer Bridge entitled to vote, is not a “controlled foreign corporation” related, directly or indirectly, to Trailer Bridge through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code;

(2)  the interest income on the note is not “effectively connected” with the conduct of a trade or business in the United States by the Non-U.S. holder; and

(3)  either (a) the Non-U.S. holder provides Trailer Bridge or its agent with an IRS Form W-8BEN (or a suitable substitute form) signed under the penalties of perjury that includes its name and address and certifies as to its Non-U.S. status in compliance with applicable law and Treasury Regulations; (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the notes and provides a statement to Trailer Bridge or its agent signed under penalties of perjury in which

(4)  such organization, bank or financial institution certifies that such a Form W-8BEN (or a suitable substitute form) has been received by it from the Non-U.S. holder or from another financial institution acting on behalf of the Non-U.S. holder and furnishes Trailer Bridge or its agent with a copy thereof; or (c) the Non-U.S. holder holds its notes through a “qualified intermediary” (as defined in the Treasury Regulations) and the qualified intermediary has sufficient information in its files indicating that such holder is a Non-U.S. holder.

Special certification and other rules apply to certain Non-U.S. holders. Non-U.S. holders should consult their tax advisors concerning the certification requirements.

Sale, Exchange or Disposition of the Notes

Subject to the discussion below concerning backup withholding, a Non-U.S. holder of a new note will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of that note, unless:

(1)  the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

(2)  the gain is effectively connected with the conduct by the holder of a trade or business in the United States.

Treatment of the Notes for U.S. Federal Estate Tax Purposes

A new note beneficially owned by an individual who is not a citizen or resident of the United States at the time of death will not be included in the decedent’s gross estate for U.S. federal estate tax purposes if interest income on the note would be eligible for the portfolio interest exemption described above if such interest were received by the decedent at the time of death.

Backup Withholding and Information Reporting

Under current U.S. federal income tax law, backup withholding at a rate of 28% will not apply to payments on a new note if the certification described in clause (3) under “Payment of Interest” is duly provided or the Non-U.S. holder otherwise establishes an exemption and the payor does not have actual knowledge that the payee is a U.S. person.

Under current Treasury Regulations, payments on the sale, exchange or other disposition of a new note made to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if that broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from all sources for a specified three-year period was effectively connected with a U.S. trade or business or a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. person and that certain other conditions are met, or otherwise establishes an exemption. Non-U.S. holders of new notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining an exemption, if available. Any amounts withheld from a payment to a Non-U.S. holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

We are not using any underwriters for this exchange offer. We are bearing the expenses of the exchange.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of these old notes. In addition, until                     , 2005, all dealers effectuating transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers or any other persons. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes, or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices, or negotiated prices. Any resale of new notes may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on these resales of new notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealer, against certain liabilities, including liabilities under the Securities Act.

The new notes are new securities for which there currently is no market. We do not intend to apply for the notes to be listed on any securities exchange or arrange for the notes to be quoted on any quotation system. The initial purchasers have advised us that they intend to make a market in the new notes as permitted by applicable law. They are not obligated, however, to make a market in the notes and any market-making may be discontinued at any time at their sole discretion. In addition, any such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any Shelf Registration Statement. Accordingly, no assurance can be given as to the development or liquidity of any market for the new notes.

LEGAL MATTERS

The validity of the new notes will be passed upon for us by Foley & Lardner LLP, Jacksonville, Florida.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The financial statements of Trailer Bridge as of December 31, 2003 and for the year ended December 31, 2003, included in this prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Trailer Bridge as of December 31, 2002 and for the years ended December 31, 2002 and December 31, 2001, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

TRAILER BRIDGE, INC.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Page
Unaudited Condensed Financial Statements
Condensed Balance Sheets as of September 30, 2004 and December 31, 2003	F-2
Condensed Statements of Operations for the three months ended September 30, 2004 and September 30, 2003 and the nine months ended September 30, 2004 and September 30, 2003	F-3
Condensed Statements of Cash Flows for the nine months ended September 30, 2004 and September 30, 2003	F-4
Notes to Condensed Financial Statements for the nine months ended September 30, 2004 and September 30, 2003	F-5

Audited Trailer Bridge, Inc. Financial Statements
Report of Independent Registered Public Accounting Firm (BDO Seidman, LLP)	F-8
Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)	F-9
Balance Sheets as of December 31, 2003 and December 31, 2002	F-10
Statements of Operations for the years ended December 31, 2003, December 31, 2002 and December 31, 2001	F-11
Statement of Changes in Stockholders’ Equity for the years ended December 31, 2003, December 31, 2002 and December 31, 2001	F-12
Statements of Cash Flows for the years ended December 31, 2003, December 31, 2002 and December 31, 2001	F-14
Notes to Financial Statements for the years ended December 31, 2003, December 31, 2002 and December 31, 2001	F-16

Financial Statement Schedule
Schedule II—Valuation and Qualifying Accounts for three years ended December 31, 2003, December 31, 2002, and December 31, 2001	F-33

TRAILER BRIDGE, INC.

CONDENSED BALANCE SHEETS

(Unaudited)

	September 30, 2004	December 31, 2003
ASSETS
Current Assets:
Cash and cash equivalents	$987,944	$424,961
Trade receivables, less allowance for doubtful accounts of $586,264 and $590,518	12,739,665	11,019,375
Other receivables	13,254	16,888
Prepaid expenses	1,656,818	1,856,451

Total current assets	15,397,681	13,317,675

Property and equipment, net	46,406,793	46,768,813
Other assets	1,911,278	1,175,454

TOTAL ASSETS	$63,715,752	$61,261,942

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$6,008,548	$8,502,286
Accrued liabilities	2,983,032	4,038,388
Current portion of long-term debt	1,285,902	1,683,953
Current portion of due to affiliates	850,750	386,127
Unearned revenue	1,062,337	747,544

Total current liabilities	12,190,569	15,358,298

Due to affiliates	7,280,284	5,922,641
Long-term debt, less current portion	37,069,594	35,347,339

TOTAL LIABILITIES	56,540,447	56,628,278

Commitments and Contingencies

Stockholders’ Equity:
Convertible Preferred stock Series A, $.01 par value, 1,000,000 shares authorized; 19,550 shares issued and outstanding (liquidation value $2,000,000)	—	1,920,835
Preferred stock Series B, $.01 par value, 1,000,000 shares authorized; 24,000 shares issued and outstanding (liquidation value $24,000,000)	23,465,092	23,027,857
Common stock, $.01 par value, 20,000,000 shares authorized; 11,752,266 and 9,783,235 shares issued and outstanding	117,523	97,832
Additional paid-in capital	44,344,992	42,404,394
Accumulated Deficit	(60,752,302)	(62,817,254)

TOTAL STOCKHOLDERS’ EQUITY	7,175,305	4,633,664

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$63,715,752	$61,261,942

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003 Restated	2004	2003 Restated
OPERATING REVENUES	$23,938,849	$22,619,472	$70,950,478	$64,372,005

OPERATING EXPENSES:
Salaries, wages, and benefits	3,718,282	3,876,226	11,380,660	11,812,160
Rent and purchased transportation:
Related Party	1,849,200	1,849,200	5,507,400	5,487,300
Other	5,905,275	6,753,222	17,194,071	18,387,416
Fuel	2,484,525	2,172,924	7,156,918	6,663,494
Operating and maintenance (exclusive of depreciation shown separately below)	5,514,750	5,373,578	17,125,726	15,894,626
Taxes and licenses	50,819	163,441	136,538	534,559
Insurance and claims	818,549	787,734	2,398,131	2,240,051
Communications and utilities	120,830	146,745	371,979	382,105
Depreciation and amortization	677,566	852,731	2,310,763	2,557,798
Loss (Gain) on sale of equipment	(25,529)	(12,257)	(8,370)	(20,065)
Other operating expenses	926,349	808,332	2,720,925	2,325,140

	22,040,616	22,771,876	66,294,741	66,264,583

OPERATING INCOME (LOSS)	1,898,233	(152,404)	4,655,737	(1,892,578)

NONOPERATING EXPENSE:
Interest expense, net	(746,761)	(710,815)	(2,156,283)	(2,151,871)

INCOME (LOSS) BEFORE (PROVISION) BENEFIT FOR INCOME TAXES	1,151,472	(863,219)	2,499,454	(4,044,449)

(PROVISION) BENEFIT FOR INCOME TAXES	2,733	—	2,733	—

NET INCOME (LOSS)	1,154,205	(863,219)	2,502,187	(4,044,449)

ACCRETION OF PREFERRED STOCK DISCOUNT	(131,991)	(171,414)	(437,235)	(808,036)

UNDECLARED DIVIDEND	(367,683)	(280,663)	(980,078)	(563,966)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHARES	$654,531	$(1,315,296)	$1,084,874	$(5,416,451)

PER SHARE AMOUNTS:

NET INCOME (LOSS) PER SHARE BASIC	$0.06	$(0.13)	$0.09	$(0.55)

NET INCOME (LOSS) PER SHARE DILUTED	$0.05	$(0.13)	$0.09	$(0.55)

See accompanying summary of accounting policies and notes to condensed financial statements

TRAILER BRIDGE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30, 2004	September 30, 2003
Operating activities:
Net income (loss)	$2,502,187	$(4,044,449)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,310,763	2,557,798
Provision for doubtful accounts	916,442	463,034
(Gain) Loss on sale of fixed assets	(8,370)	(20,065)
Decrease (increase) in:
Trade receivables	(2,636,733)	(1,832,136)
Other receivables	3,634	(2,405)
Prepaid expenses	199,633	67,839
Increase (decrease) in:
Accounts payable	(2,493,738)	(339,429)
Accrued liabilities and related party charter hire	231,630	2,469,574
Unearned revenue	314,793	132,300
Due to affiliate	628,198	—

Net cash provided by (used in) operating activities	1,968,439	(547,939)

Investing activities:
Additions to and construction of property and equipment	(473,159)	(27,442)
Proceeds from sale of property and equipment	92,919	131,986
Additions to other assets	(116,740)	(6,946)

Net cash (used in) provided by investing activities	(496,980)	97,598

Financing activities:
Proceeds from (payments on) borrowing on revolving line of credit	8,474,435	89,556
Payments on borrowing from affiliate	(92,919)	(36,900)
Exercise of stock options	39,454	900
Principal proceeds (payments) on notes payable	(8,550,232)	(1,341,368)
Loan costs	(779,217)	—

Net cash provided by (used in) financing activities	(908,479)	(1,287,812)

Net increase (decrease) in cash and cash equivalents	562,980	(1,738,153)
Cash and cash equivalents, beginning of the period	424,961	2,144,887

Cash and cash equivalents, end of period	$987,944	$406,734

Supplemental cash flow information and non-cash investing and financing activities:
Cash paid for interest	$2,979,921	$1,496,768

Satisfaction of preferred Stock Series B Subscription with related party vessel services	$—	$1,073,352

Acquisition of property and equipment
Cost of equipment purchased	$1,873,159	$—
Loan Equipment	(1,400,000)

Cash paid for equipment	$473,159	$—

See accompanying summary of accounting policies and notes to condensed financial statements

TRAILER BRIDGE, INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2004

1. BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for the periods shown. The financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. For further information, refer to the Company’s audited financial statements for the three years ended December 31, 2003 that appear in the Form 10-K.

Reclassifications—certain reclassifications have been made to the 2003 condensed financial statements to conform with the current presentation.

Stock-Based Compensation—In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), the Company has elected to continue to account for its employee stock compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

Pursuant to the above disclosure requirement, the following table provides an expanded reconciliation for all periods presented that adds back to the reported net income (loss) the recorded expense under APB 25, net of related income tax effects, deducts the total fair value expense under SFAS 123, net of related income tax effects and shows the reported and pro forma earnings per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
		(Restated)		(Restated)
Net income (loss), as reported	$1,154,205	$(863,219)	$2,502,187	$(4,044,449)

Total stock-based employee compensation cost included in the determination of net income (loss), net of related tax effects

Total stock-based employee compensation cost determined under fair value method for all awards, net of related tax effects	(115,824)	(127,789)	(355,598)	(383,400)

	$1,038,381	$(991,008)	$2,146,589	$(4,427,849)
Income (Loss) per common share:
Basic, as reported	$0.06	$(0.13)	$0.09	$(0.55)
Diluted, as reported	$0.05	$(0.13)	$0.09	$(0.55)
Basic, pro forma	$0.05	$(0.15)	$0.06	$(0.59)
Diluted, pro forma	$0.04	$(0.15)	$0.06	$(0.59)

During the three and nine months ended September 30, 2004 respectively, 4,543 and 14,031 options were exercised. There were no options issued during the nine months ended September 30, 2004.

Earnings per share—options to purchase 576,000 shares of the Company’s common stock were excluded from the calculation of diluted earnings per share because they were out of the money during the three and nine month period ending September 30, 2004.

2. SIGNIFICANT TRANSACTIONS

In April 2004, the Company refinanced its term loan and revolving line of credit with a new senior lender. The facility consists of a revolving line of credit in the amount of $20.0 million and a term loan in the amount of $3.0 million, both of which are due in April 2007. The new debt provides for interest at prime plus 1.5% for the revolving line of credit and prime plus 7.5% for the term loan and is payable monthly. The revolving line of credit is subject to a borrowing base calculation but requires the Company to maintain a minimum availability of $2.0 million. As of September 30, 2004 the Company had $14.3 million drawn under the credit facility. The borrowing base is based on a percentage of eligible accounts receivable and revenue equipment, as defined. Both obligations are secured by receivables and revenue equipment. Related party debt maturities in the amount of $4.9 million has been rescheduled from October 2004 to May 2007. During 2004, the Company’s affiliate, Kadampanattu Corp., agreed to defer certain charterhire payments to be paid by the Company. The total deferred amount at September 30, 2004 is $2.5 million and is payable in 36 monthly payments commencing January 2005. The Company expects to defer $0.3 million in the fourth quarter 2004.

The Company announced in July 2004 that it had reached an agreement to purchase its affiliate, Kadampanattu Corp. for $32.0 million. Under the agreement, the Company has the ability until the end of 2004, to purchase Kadampanattu Corp., which owns roll-on/ roll-off vessels that the Company currently charters for $7.3 million per year and is the holder of the Company’s $24.0 million Series B Preferred Stock. The Company expects to finance this purchase with borrowed funds. The Company expects that such a purchase would be immediately accretive to the Company’s earnings.

On July 23, 2004 the holder of the Company’s Series A Preferred Stock exercised its right to convert such stock into 1,955,000 shares of common stock of the Company. The holder of preferred shares, Transportation Receivables 1992, LLC, is wholly-owned by the Estate of M. P. McLean, an affiliate of the Company.

On August 16, 2004, the Estate of M.P. McLean distributed 1,641,732 shares of common stock to its beneficiaries. This distribution resulted in a decrease of the Estates’ ownership in the Company to approximately 44.7%. After December 1, 2004 there are no longer any related party transactions with the affiliate beyond the repayment of the $2.5 million note.

In August and September of 2004, the Company purchased a group of containers. The containers were part of an operating lease that was due to expire in 2004. The purchase price for the equipment was $1.8 million and the Company obtained financing for $1.4 million related to the transaction. In connection with the purchase, the Company had an appraisal performed, which included a review of the useful lives of its containers and chassis. The results of the appraisal indicated an increase in the useful life of these assets. Accordingly, management revised its estimate of the remaining useful lives of chassis, VTM®s (Specialized containers for carrying vehicles) and containers to extend the useful lives by approximately 6 years. During the quarter ended September 30, 2004 a change in accounting estimate was recognized to reflect this decision, resulting in an increase in net income of $133,277, or $.01 per basic and diluted share.

On December 1, 2004, the Company completed a private offering of notes, which consist of $85 million aggregate principal amount of our 9 1/4% Senior Secured Notes due November 15, 2011. The notes mature on November 15, 2011. The Company will pay interest on the notes at an annual rate of 9 1/4% semi-annually in cash, in arrears. The payments will be on November 15 and May 15 of each year, commencing May 15, 2005.

The notes will be secured by a first priority lien for the benefit of the holders of the notes on two roll-on/roll-off barges, 53’ intermodal equipment and our Jacksonville office and terminal, including associated real estate. The Company used the financing generated by the offering to purchase 100% of the stock of a related party, exercise equipment purchase options and to repay a portion of the Company’s bank and related party indebtedness. Prior to the transaction, the Company leased the two roll-on/roll-off barges from this related party and this related party held all of the Series B preferred stock which was retired upon execution of the transaction.

3. EARNINGS PER SHARE

The Company adopted the consensus reached in EITF 03-06, “Participating Securities and Two-Class Method under FASB 128” which provides further guidance on the definition of participating securities and requires the use of the two-class method in calculating earnings per share for enterprises with participating securities under SFAS Statement 128 “Earnings per Share.”

Pursuant to EITF 03-06, the Company’s Series A convertible preferred shares (prior to their conversion to common shares) were considered participating securities. EITF 03-06 requires that each period’s income be allocated to participating securities. Accordingly, for the reporting periods in which there is income attributable to common shareholders, the Company allocated a portion of such income to the Series A convertible shareholders based upon the pro-rata share of income, weighted for the period prior to redemption. During reporting periods in which there was a net loss attributable to common shareholders, such loss is allocated entirely to the common shares. For the three months and nine months ended September 30, 2004, $28,436 and $138,663 of the net income was allocated to the convertible preferred shares.

For the three and nine months ended September 30, 2003, none of the loss was allocated to the preferred shareholders.

The following reconciles Basic and Diluted Earnings Per Share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net income attributable to commons shareholders	$654,531	$(1,315,296)	$1,084,874	$(5,416,451)
Net Income allocated to preferred Series A Shareholders (prior to conversion)(1)	(28,436)	—	(138,663)	—

Net income allocated to common shareholders	$626,095	$(1,315,296)	$946,211	$(5,416,451)

Weighted average common shares-basic	11,229,004	9,777,633	10,270,370	9,777,544
Add: Dilutive effect of options	358,097		243,317

Weighted average shares-Diluted	11,587,101	9,777,633	10,513,687	9,777,544

Income (Loss) per common share:
Basic, pro forma	$0.06	$(0.13)	$0.09	$(0.55)
Diluted, pro forma	$0.05	$(0.13)	$0.09	$(0.55)

(1)	Weighted for days outstanding prior to conversion on July 23, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Trailer Bridge, Inc.

Jacksonville, Florida

We have audited the accompanying balance sheet of Trailer Bridge, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholders’ equity, and cash flows for the year then ended. We have also audited the financial statement schedule listed in the accompanying index for the year ended December 31, 2003. These financial statements and the accompanying schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trailer Bridge, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

BDO Seidman, LLP

Certified Public Accountants

Miami, Florida

March 26, 2004, except for Notes 2, 5

and 6(B), which are as of

April 23, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Trailer Bridge, Inc.

Jacksonville, Florida

We have audited the accompanying balance sheet of Trailer Bridge, Inc. (the “Company”) as of December 31, 2002, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years ended December 31, 2002 and 2001. Our audits also included the financial statement schedule for the years ended December 31, 2002 and 2001 listed in the Index to Financial Statements and Financial Statement Schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Trailer Bridge, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule for the years ended December 31, 2002 and 2001, when considered in relation to basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying 2002 and 2001 financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses from operations. This matter raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 6 to the financial statements, the accompanying 2002 balance sheet has been restated to reclassify borrowings under its revolving credit facility, which were previously reported as long-term debt, as a current liability.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Jacksonville, Florida

April 12, 2003 (April 23, 2004 as to the effects

of the restatement described in Note 6)

TRAILER BRIDGE, INC.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

	December 31, 2003	December 31, 2002
		(As restated- See Note 6)
ASSETS
Current Assets:
Cash and cash equivalents	$424,961	$2,144,887
Trade receivables, less allowance for doubtful accounts of $683,914 and $895,772	11,019,375	9,928,915
Other receivables	16,888	17,040
Prepaid expenses	1,856,451	1,939,032

Total current assets	13,317,675	14,029,874

Property and equipment, net	46,768,813	50,076,776
Other assets	1,175,454	1,299,031

TOTAL ASSETS	$61,261,942	$65,405,681

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$8,502,286	$6,980,180
Accrued liabilities	4,038,388	3,679,382
Current portion of long-term debt	1,683,953	9,034,158
Current portion of due to affiliates	386,127
Unearned revenue	747,544	788,020

Total current liabilities	15,358,298	20,481,740

Due to affiliates	5,922,641	5,264,627
Long-term debt, less current portion	35,347,339	30,659,786

TOTAL LIABILITIES	56,628,278	56,406,153

Commitments and Contingencies

Stockholders’ Equity:
Convertible Preferred stock Series A, $.01 par value, 1,000,000 shares authorized; 19,550 shares issued and outstanding (liquidation value $2,000,000)	1,920,835	1,920,835
Preferred stock Series B, $.01 par value, 1,000,000 shares authorized; 24,000 shares issued and outstanding (liquidation value $24,000,000)	23,027,857	22,047,112
Common stock, $.01 par value, 20,000,000 shares authorized; 9,783,235 and 9,777,500 shares issued and outstanding	97,832	97,775
Additional paid-in capital	42,404,394	42,388,577
Subscribed preferred stock series B	—	(1,073,352)
Deficit	(62,817,254)	(56,381,419)

TOTAL STOCKHOLDERS’ EQUITY	4,633,664	8,999,528

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$61,261,942	$65,405,681

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
OPERATING REVENUES	$86,433,985	$75,953,616	$82,133,530

OPERATING EXPENSES:
Salaries, wages, and benefits	15,835,917	15,218,526	17,615,602
Rent and purchased transportation:
Related party	7,336,500	7,336,500	7,336,500
Other	24,435,491	21,587,340	27,054,029
Fuel	8,965,680	7,396,815	10,751,623
Operating and maintenance (exclusive of depreciation shown separately below)	21,743,396	17,840,809	25,220,297
Taxes and licenses	706,303	602,742	1,122,191
Insurance and claims	2,988,770	3,036,622	2,650,245
Communications and utilities	508,228	577,320	677,243
Depreciation and amortization	3,392,742	3,383,002	4,928,489
(Gain) loss on sale of equipment	(27,961)	(101,862)	160,692
Other operating expenses	3,144,385	3,112,174	5,984,223
Asset impairment	—	—	3,820,421
Restructuring expenses	—	—	1,054,410

	89,029,451	79,989,988	108,375,965

OPERATING LOSS	(2,595,466)	(4,036,372)	(26,242,435)

NONOPERATING EXPENSE:
Other income	—	(10,527)	25,452
Interest expense, net	(2,859,624)	(3,052,569)	(3,225,082)

LOSS BEFORE (PROVISION) BENEFIT FOR INCOME TAXES	(5,455,090)	(7,099,468)	(29,442,065)

(PROVISION) BENEFIT FOR INCOME TAXES	—	(3,305)	22,129

NET LOSS	(5,455,090)	(7,102,773)	(29,419,936)

ACCRETION OF PREFERRED STOCK DISCOUNT	(980,745)	(643,871)	—

UNDECLARED CUMULATIVE DIVIDEND	(846,385)	—	—

NET LOSS ATTRIBUTABLE TO COMMON SHARES	$(7,282,220)	$(7,746,644)	$(29,419,936)

PER SHARE AMOUNTS:

NET LOSS PER SHARE (BASIC AND DILUTED)	$(0.74)	$(0.79)	$(3.01)

WEIGHTED AVERAGE SHARES OUTSTANDING	9,778,391	9,777,500	9,777,500

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2003, 2002 and 2001

	Preferred Stock Series A		Preferred Stock Series B		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2001	—	$—	—	$—	9,777,500	$97,775
Capital contribution from charter hire relief
Net Loss

Balance, December 31, 2001	—	—	—	—	9,777,500	97,775
Issuance of preferred stock Series A, net of issuance costs	19,550	1,920,835
Issuance of preferred stock Series B			24,000	21,403,241
Accretion of preferred stock discount				643,871
Net Loss

Balance, December 31, 2002	19,550	1,920,835	24,000	22,047,112	9,777,500	97,775
Accretion of preferred stock discount				980,745
Options exercised					5,735	57
Satisfaction of preferred stock series B subscription with related party vessel services
Net Loss

Balance, December 31, 2003	19,550	$1,920,835	24,000	$23,027,857	9,783,235	$97,832

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

	Additional Paid-In Capital	Deficit	Subscribed Preferred Stock Series B Receivable	Total
Balance, January 1, 2001	$37,982,818	$(19,214,839)	$—	$18,865,754
Capital contribution from charter hire relief	1,809,000			1,809,000
Net Loss		(29,419,936)		(29,419,936)

Balance, December 31, 2001	39,791,818	(48,634,775)	—	(8,745,182)
Issuance of preferred stock Series A, net of issuance costs				1,920,835
Issuance of preferred stock Series B	2,596,759		(1,073,352)	22,926,648
Accretion of preferred stock discount		(643,871)		—
Net Loss		(7,102,773)		(7,102,773)

Balance, December 31, 2002	42,388,577	(56,381,419)	(1,073,352)	8,999,528
Accretion of preferred stock discount		(980,745)		—
Options exercised	15,817			15,874
Satisfaction of preferred stock series B subscription with related party vessel services			1,073,352	1,073,352
Net Loss		(5,455,090)		(5,455,090)

Balance, December 31, 2003	$42,404,394	$(62,817,254)	$—	$4,633,664

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

	December 31, 2003	December 31, 2002	December 31, 2001
Operating activities:
Net loss	$(5,455,090)	$(7,102,773)	$(29,419,936)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,392,742	3,383,002	4,928,489
Noncash purchased transportation, related party	1,073,352	3,673,417	—
Asset impairment	—	—	3,820,421
Provision for doubtful accounts	1,687,894	981,637	4,737,308
(Gain) Loss on sale of fixed assets	(27,961)	(101,862)	160,692
Loss on derivative instruments	—	—	35,952
Loss on trading securities	—	10,527	—
Proceeds from sale of trading securities	—	50,876	—
Stock received in demutualization of Insurance carrier	—	—	(61,403)
Decrease (increase) in:
Trade receivables	(2,778,354)	(362,689)	(201,936)
Other receivables	152	17,232	69,999
Due from affiliate	—	—	2,007
Prepaid expenses	82,581	(680,907)	414,992
Other Assets	—	159,194	117,834
Increase (decrease) in:
Accounts payable	1,522,105	(2,642,035)	2,128,041
Accrued liabilities and related party charterhire	1,469,943	(1,045,066)	1,690,682
Unearned revenue	(40,476)	(44,878)	540,103
Due to affiliate	(66,795)	—	—

Net cash provided by (used in) operating activities	860,093	(3,704,325)	(11,036,755)

Investing activities:
Additions to and construction of property and equipment	(27,442)	(47,138)	(810,830)
Proceeds from sale of property and equipment	161,881	886,424	1,152,295
Additions to other assets	(67,680)	—	—

Net cash provided by investing activities	66,759	839,286	341,465

Financing activities:
Proceeds from (payments on) borrowing on revolving line of credit	(285,010)	102,623	700,580
Proceeds from (payments on) borrowing from affiliate	—	4,940,345	(2,626,640)
Issuance of Preferred Series A Convertible Stock	—	1,920,835	—
Exercise of stock options	15,874	—	—
Principal payments on notes payable	(2,377,642)	(1,827,572)	12,348,438
Principal payments under capital lease obligations	—	(531,673)	(150,935)
Derivative instrument payment	—	(35,952)	—

Net cash (used in) provided by financing activities	(2,646,778)	4,568,606	10,271,443

Net (decrease) increase in cash and cash equivalents	(1,719,926)	1,703,567	(423,847)
Cash and cash equivalents, beginning of the period	2,144,887	441,320	865,167

Cash and cash equivalents, end of period	$424,961	$2,144,887	$441,320

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.

STATEMENTS OF CASH FLOWS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

Supplemental cash flow information and non-cash investing and financing activities:

	2003	2002	2001
Cash paid for state income taxes	$—	$2,875	$3,275

Cash paid for interest	2,515,630	3,596,847	2,374,819

Satisfaction of preferred Stock Series B Subscription with related party vessel services	1,073,352	—	—

Conversion of subordinated debt with related party		22,926,648

Equipment acquired under capital lease agreement	—	375,006	217,945

Capital contribution from related party debt forgiveness	$—	$—	$1,809,000

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Trailer Bridge, Inc. (the “Company”) is a domestic trucking and marine transportation company with contract and common carrier authority. Highway transportation services are offered in the continental United States, while marine transportation is offered between Jacksonville, Florida and San Juan, Puerto Rico.

Cash and Cash Equivalents—The Company considers cash on hand and amounts on deposit with financial institutions with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts—The Company records a monthly accrual for the provision based on specific known collectibility problems, historical losses, and current economic information. In addition, the Company performs an analysis of the total receivables on a quarterly basis, and adjusts the provision account to the calculated balance. It is the policy of the Company to write off receivables once the account reaches 180-days past due or it is determined that additional efforts of collection will not result in the receipt of the receivable.

Property and Equipment—Property and equipment is carried at cost. Property and equipment are depreciated to their estimated salvage values on a straight-line method based on the following estimated useful lives:

Years
Buildings and structures	40
Office furniture and equipment	6-10
Freight equipment	4-30
Leasehold improvements	2-12

Tires on revenue equipment purchased are capitalized as part of the equipment cost and depreciated over the life of the vehicle. Replacement tires are expensed when placed in service.

Leasehold improvements and equipment under capital leases are amortized over the lesser of the estimated lives of the asset or the lease terms. Maintenance and repairs which do not materially extend useful life and minor replacements are expensed as incurred.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill—The Company historically amortized goodwill using the straight-line method over twenty-five years, and periodically reviewed goodwill for potential impairment. In 2001, the Company determined that goodwill was impaired and recorded an impairment loss of approximately $721,000, representing the remaining carrying value of goodwill.

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Had goodwill been accounted for under SFAS No. 142 for the year ended December 31, 2001, which provides for the non-amortization of goodwill, net loss would have been as follows:

2001
Reported net loss	$(29,419,936)
Add back goodwill amortization	42,881

Proforma adjusted net loss	$(29,377,055)

Net loss per share
basic and diluted, as reported	$(3.01)

Net loss per share
basic and diluted, as adjusted	$(3.00)

Other Assets—Other assets consist mainly of debt issuance costs which are amortized on a straight-line basis over the life of the associated debt which approximates the interest method.

Derivative Instrument—At times, the Company may use interest rate swap agreements to manage its exposure to changes in interest rates. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 and SFAS No. 149, derivatives are carried at fair value and the changes in the fair value of the derivative are recognized in earnings. No such transactions occurred in 2003 and 2002.

Revenue Recognition and Classification—Voyage revenue is recognized ratably over the duration of a voyage based on the relative transit time in each reporting period; commonly referred to as the “percentage of completion” method. Voyage expenses are recognized as incurred. Demurrage and charterhire revenue are included in the Company’s revenues. Demurrage is a charge assessed for failure to return empty freight equipment on time. Charter hire is rental revenue for vessels not in use in a liner service. The Company recognizes demurrage and charterhire revenue based on negotiated fees included in the contracts of the customers. These amounts are computed daily and included in “Operating Revenue.”

Income Taxes—Income taxes are calculated using the liability method specified by SFAS No. 109 “Accounting for Income Taxes”. Valuation allowances are provided against deferred tax assets if it is considered “more likely than not” that some portion or all of the deferred tax asset will not be realized.

Earnings Per Share—Basic earnings per share (“EPS”) is computed by dividing earnings applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings.

Stock-Based Compensation—In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), the Company has elected to continue to account for its employee stock compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. In December 2002, the Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.”

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Pursuant to the above disclosure requirement, the following table provides an expanded reconciliation for all periods presented that adds back to reported net loss the recorded expense under APB 25, net of related income tax effects, deducts the total fair value expense under SFAS 123, net of related income tax effects and shows the reported and pro forma earnings per share amounts.

	2003	2002	2001
Net loss, as reported	$(5,455,090)	$(7,102,773)	$(29,419,936)

Total stock-based employee compensation cost included in the determination of net loss, net of related tax effects

Total stock-based employee compensation cost determined under fair value method for all awards, net of related tax effects	(496,322)	(979,380)	(944,542)

Net loss, pro forma	$(5,951,412)	$(8,082,153)	$(30,364,478)

Loss per common share:
Basic and diluted, as reported	$(0.74)	$(0.79)	$(3.01)
Basic and diluted, pro forma	$(0.80)	$(0.89)	$(3.11)

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made. The following assumptions were applied in determining the pro forma compensation cost:

Years ended December 31	2002
Risk-free interest rate	5.13%
Expected dividend yield	0%
Expected option life	7 years
Expected stock price volatility	91.38%

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards—In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities,” (“Statement 146”). Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring”) (“Issue 94-3”). The principal difference between Statement 146 and Issue 94-3 relates to Statement 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in Statement 146 is that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, Statement 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3. Statement 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Statement 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of Statement 146 did not have a material impact on the Company’s financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company’s financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. On October 9, 2003 the FASB issued FASB Staff Position No. FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,” which defers the implementation date for public entities that hold an interest in a variable interest entity or potential variable interest entity from the first fiscal year or interim period beginning after June 15, 2003 to the end of the first interim or annual period ending after December 15, 2003. This deferral applies only if 1) the variable interest entity was created before February 1, 2003 and 2) the public entity has not issued financial statements reporting that variable interest entity in accordance with FIN 46, other than disclosures required by paragraph 26 of FIN 46. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”), which clarifies and interprets certain provisions of FIN 46, without changing the basic accounting model of FIN 46. The Company has evaluated the revisions to FIN 46 and determined that there is no impact on the Company’s financial position, liquidity or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” It is effective for contracts entered into or modified after September 30, 2003, except as stated within the statement, and should be applied prospectively. SFAS No. 149 did not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS No. 150, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable non-controlling (minority) interests which on October 29, 2003, the FASB decided to defer indefinitely. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements.

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Reclassifications—Certain reclassifications have been made to the 2002 and 2001 financial statements to conform with the presentation adopted in 2003.

2. LIQUIDITY

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company operated in a trade lane that was characterized by significant over capacity and fierce competition from 1998 until mid-2002. The over capacity and competition resulted in significant and prolonged rate decreases throughout that period. Similarly, the Company’s ability to pass on certain expenses to customers, through surcharges and other customer charges was severely hampered due to competition. As a result, during the years ended December 31, 2003, 2002 and 2001, the Company incurred net losses attributable to common shares of $7,282,220, $7,746,644 and $29,419,936, respectively, had cash flows from (used by) operating activities of $860,093, $(3,704,325) and $(11,036,755), respectively and had a working capital deficiency of $2,040,623 and $6,451,866 at December 31, 2003 and 2002, respectively. As of December 31, 2003, the Company had $13,689,743 due to banks and $6,308,768 due to related parties.

The Company’s continuation as a going concern was dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. With the realignment of capacity and demand in the trade lane, 2003 resulted in a redistribution of freight volume and increased volume and capacity utilization to the Company. During the fourth quarter of 2003 the Company began to increase customer rates and surcharges. In addition to the revenue increases, the Company also implemented several changes to reduce cost. The most notable changes were made in purchased transportation, healthcare costs and fuel expense. During the fourth quarter of 2003, the Company began utilizing lower cost rail transportation in certain lanes effectively lowering unit cost per mile of inland transportation. Based upon the foregoing, the Company believes that it will be able to maintain its increased vessel capacity utilization at these increased rates. The Company believes that if planned revenue levels can be maintained, successful operations is expected. However no assurance can be made that the Company will be successful in maintaining the improved revenue levels and accomplishing its other business plans.

At December 31, 2003, the Company had $13.1 million due to a bank under its senior credit facility, which was scheduled to expire January 31, 2004. In April 2004, after receiving extensions from its then existing senior lender, the Company refinanced this bank debt with a new senior lender. The new bank debt consists of a revolving line of credit in the amount of $20.0 million and a term loan in the amount of $3.0 million, both of which are due in April 2007. The new bank debt provides for interest at prime plus 1.5% for the revolving line of credit and prime plus 7.5% for the term loan and is payable monthly. The revolving line of credit is subject to a borrowing base calculation but requires the bank to maintain a minimum availability of $2,000,000. The borrowing base is based on a percentage of eligible accounts receivable and revenue equipment, as defined. On April 23, 2004, the Company received the proceeds of a $3.0 million term loan and borrowed $11.0 million under the credit facility against a borrowing base of $14.5 million. Both obligations are secured by net receivables of $13.2 million and revenue equipment of $13.8 million. As of December 31, 2003, the former senior credit facility was secured by net receivables of $11.0 million and revenue equipment of $14.3 million. Related party debt in the amount of $4.9 million has been rescheduled from October 2004 to May 2007. Additionally, related party debt in the amount of $1.0 million due in 2004 has been rescheduled for monthly principal payments commencing January 2005. Commencing March 1, 2004 the Company’s affiliate, Kadampanattu Corp., has agreed to defer $1.0 million of charter hire to be paid by the Company in 2004. This

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

deferred amount is payable in 36 monthly payments commencing January 2005. These factors along with increased rates and market share, are expected to allow the Company to meet its working capital requirements in 2004 and through December 31, 2005. The Company’s business plan does not require the full utilization of the revolving credit facility.

The provisions of the Title XI covenants provide that, in the event of a failure to meet the covenants, the Company is restricted from conducting certain financial activities without obtaining the written permission of the Maritime Administration. These financial activities range from paying dividends to purchasing equipment.

3. RESTRUCTURING EXPENSES

In the quarter ended December 31, 2001, the Company recorded restructuring expenses of $1,054,410 from continuing operations, resulting from the decision to discontinue its weekly Northeast service between Newark, New Jersey and San Juan, Puerto Rico. The restructuring charge was comprised of the following:

Fixed asset impairments	$380,550
Remaining lease obligations and penalties	599,074
Employee severance and termination benefit costs	74,786

$1,054,410

The Company implemented its restructuring plan during 2002. As part of its restructuring plan, the Company terminated 17 employees working in the Northeast service operation in January 2002. The actions to complete the exit plan consisted primarily of completing the off-hire of approximately 619 leased trailers.

At December 31, 2002 $150,000, was included in accrued liabilities, representing the portion of the charges not yet expended.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consist of the following:

	2003	2002
Land	$504,703	$504,703
Freight equipment	62,974,932	63,263,165
Office furniture and equipment	3,248,186	3,248,186
Buildings and structures	2,585,378	2,578,361
Leasehold improvements	1,894,546	1,894,546

	71,207,745	71,488,961
Less accumulated depreciation and amortization	(24,438,932)	(21,412,185)

	$46,768,813	$50,076,776

Depreciation and amortization expense on property and equipment was $3,392,742, $3,383,002 and $4,885,608 in 2003, 2002 and 2001, respectively.

In the fourth quarter of 2001, the Company determined that certain vessels were impaired and recorded an impairment loss of $3,000,000 based upon independent appraisals of the vessels. Additionally, in the fourth quarter of 2001, the Company recorded an impairment loss of approximately $99,000 relating to damaged trailers.

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

5. TRANSACTIONS WITH RELATED PARTIES

The Company leases two roll-on/roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico from an affiliate under operating lease agreements. Certain stockholders of the affiliate are also principal stockholders of the Company. The lease payments are $10,050 per day for each vessel. The leases expire September 1, 2010. The leases provide the Company the option to extend the leases through September 1, 2018 for total payments of $11,000 per vessel per day or, alternatively, the Company may purchase the vessels at their then fair market values. Total lease expense under these leases from affiliate totaled $7,336,500, $7,336,500 and $7,336,500 in 2003, 2002 and 2001, respectively. During 2001, the Company was provided $1,809,000 in charter hire relief that was recorded as a capital contribution. In addition, the Company deferred certain charter hire payments to the affiliate for the remainder of 2001. All deferred charter hire payments were recorded as an increase in due to affiliates.

The Company received net cash advances from an affiliate totaling $989,436, $461,468 and $4,226,188 in 2003, 2002 and 2001, respectively. These advances were used to meet the Company’s cash flow requirements. The amount outstanding was $989,436 as of December 31, 2003 and there were no such amounts outstanding as of December 31, 2002. These advances are scheduled to be repaid beginning January 2005 and accordingly have been classified as non-current liabilities.

During 2002, the Company issued to an affiliate $24 million before discount of non-convertible preferred stock Series B as payment for indebtedness, amounts deferred under the long-term charters of the Company and an advance portion of the 2003 charterhire.

The Company received net advances of $121,500, $203,877 and $60,750 from an officer in 2003, 2002 and 2001, respectively. Such advances were used to meet the Company’s cash flow requirements. Such advances totaled $386,127 and $264,627 at December 31, 2003 and 2002, respectively and are included in the current amount due to affiliates.

In December 2001, the Company entered into a loan and security agreement with another affiliate providing for a $3 million revolving credit facility. Certain stockholders of the affiliate are also principal stockholders of the Company. The purpose of the loan was for working capital and other general corporate purposes. The Company borrowed $725,000 under the agreement in 2001, and the remaining $2.275 million in the first quarter of 2002. The note was replaced with the related party financing described below.

During the quarter ended June 30, 2002 the Company borrowed $5 million from the affiliate. The proceeds of this borrowing were used to repay the $3 million borrowed under the revolving credit agreement, and to provide $2 million in working capital. Amounts outstanding were $4,933,205 and $5,000,000 at December 31, 2003 and 2002, respectively. This borrowing accrues interest at a rate of 8.03% per annum. The maturity of these advances was extended until May 2007. In addition, the same affiliate purchased preferred convertible stock Series A for $2 million. The preferred stock Series A, which has a liquidation preference of $2 million, does not bear preferential dividends but participates with the common stock on an as- converted basis in any common dividends. Shares of preferred stock Series A are convertible into common stock at a price of $1.02 per common share, which is a 23.3% discount from the 30 day average closing price as of March 28, 2002 of $1.33. Except where class voting is required by law, the preferred stock Series A votes together with the common stock as a single class, with each share of preferred Series A entitled to 35.52 votes per share. Each share of Series A Preferred Stock is convertible into 100 share of common stock.

In connection with the Company’s debt which was due in 2004 the Company, on April 23, 2004, refinanced substantially all of the debt. In this connection, related party debt in the amount of $4.9 million has been

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

rescheduled from October 2004 to May 2007. Additionally, related party debt in the amount of $1.0 million due in 2004 has been rescheduled for monthly principal payments commencing January 2005. Commencing March 1, 2004 the Company’s affiliate, Kadampanattu Corp., has agreed to defer $1.0 million of charter hire to be paid by the Company, in 2004. This deferred amount is payable in 36 monthly payments commencing January 2005.

6. LONG-TERM DEBT

Following is a summary of long-term debt at December 31, 2003 and 2002:

	2003	2002
Ship-financing bonds and notes (Title XI) maturing on March 30, 2023; payable in semi-annual installments of principal and interest; interest is fixed at 6.52%; collateralized by vessels with a carrying value of $15,564,877 at December 31, 2003; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	$14,524,722	$14,887,840
Ship-financing bonds and notes (Title XI) maturing on September 30, 2022; payable in semi-annual installments of principal and interest; interest is fixed at 7.07%; collateralized by vessels with a carrying value of $10,092,477 at December 31, 2003; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	8,816,827	9,042,900
Term loan under $29 million credit facility maturing January 31, 2004; payable in quarterly installments of principal and interest; interest at a rate of 4.25% above the 30-day dealer commercial paper rate (1.00% as of 12/31/2003 and 1.28% at 12/31/2002); collateralized by trailers with a carrying value of $14,288,555 at December 31, 2003 (See Note 6B)	7,285,714	9,000,000
Revolving line of credit under $29 million credit facility; interest at a rate of 9 1/4% above the 30-day dealer commercial paper rate (1.00% as of 12/31/2003 and 1.28% at 12/31/2002); collateralized by accounts receivable. Matures 2004 (See Note 6B)	5,779,481	6,064,490
Note payable to bank maturing October 2006; payable in monthly installments of principal and interest; interest at a rate of 2.00% above 30-day LIBOR rate (1.12% at December 31, 2003 and 1.42% at December 31, 2002); collateralized by land and buildings and structures with a carrying value of $2,035,864 at December 31, 2003 (guaranteed by an affiliate)	624,548	698,714

	37,031,292	39,693,944
Less current portion	(1,683,953)	(9,034,158)

	$35,347,339	$30,659,786

(A) SHIP FINANCING BONDS AND NOTES

During the three months ended September 30, 2002 the Company rescheduled its principal payments under each of its two Title XI bond issues. The Company had previously rescheduled the principal payments of $210,300 and $338,360, respectively, due on each of its Title XI bonds issues September 30, 2001 and March 31, 2002 for payment on September 30, 2002 and March 31, 2003. This resulted in total scheduled principal payments of the Company’s two title XI issues of $420,000 and $676,720, respectively, for both September 30, 2002 and March 31, 2003. During the three months ended September 30, 2002, the Company rescheduled the full

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

double principal payments due September 30, 2002 and one half of the double principal payments due March 31, 2003. As a result, commencing March 30, 2003, these rescheduled principal payments will be paid equally over the remaining scheduled principal payment period of each title XI issue. As rescheduled, the Company’s semi-annual principal payments increased to $226,073 and $363,118 through September 30, 2022 and March 30, 2023, respectively. In March of 2003, the Company rescheduled the March 2003 payment to be added to the March 2004 payment. In the first quarter of 2004, the Company received approval to reschedule principal payments over the remaining life of each Title XI issue. As rescheduled, the Company’s semi-annual principal payments shall increase to $232,022 and $372,429 respectively. As of December 31, 2003, the Company is in default of the financial covenants contained in the Title XI debt agreements and as a result is prohibited from certain financial activities that would impact the financial position of the Company including withdrawing capital, redeeming common stock, paying dividends or making loans and investments in securities of any affiliate. The Title XI covenants provide that, in the event of failure to meet the covenants, the Company is restricted from conducting certain financial activities without obtaining the written permission of the Secretary of Transportation of the United States. We may not take, among other actions, any of the following actions: (1) acquire any fixed assets other than those required for the normal maintenance of our existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of our assets, other than pursuant to loans guaranteed by the Secretary of Transportation of the United States under Title XI and liens incurred in ordinary course of business. However, none of the foregoing covenants will apply at any time if we meet certain financial tests provided for in the agreement and we have satisfied our obligation to make deposits into the reserve fund. As of December 31, 2003, the Company had not performed any such restricted financial activities and therefore, was in compliance with such restrictions. Therefore, its debt was not in default, and the lender did not have the right to call the debt. As a result, the Company continues to classify these bonds as long-term.

(B) TERM LOAN AND REVOLVING LINE OF CREDIT

In December 2000, the Company entered into a $29 million loan and security agreement consisting of a $15 million revolving credit facility, a $12 million term loan and a $2 million capital expenditure loan. The revolving credit facility is limited to 85% of eligible accounts receivable plus 75% of eligible accrued receivables, as defined in the agreement (as amended), not to exceed $15 million. Additional borrowings available under the revolving credit facility and the capital expenditure loan at December 31, 2003 amounted to approximately $13,143. Subsequent to the issuance of the Company’s 2002 financial statements the Company determined that the borrowings under its revolving line of credit should be classified as current in accordance with Emerging Issues Task Force No. 95-22. As a result, the Company has restated the December 31, 2002 balance sheet to reclassify the borrowings of $6,064,490 under its revolving line of credit, which were previously reported as long-term debt, as current liabilities.

The loan and security agreement contains certain restrictive covenants, including, but not limited to, requirements to maintain tangible net worth, as defined in the credit agreement, and a fixed charge coverage ratio. As of December 31, 2003, the Company had $5.8 million drawn under the credit facility against a borrowing base of $7.8 million, less a $2.0 million reserve, that is secured by net receivables of $11.0 million.

At December 31, 2003, the Company had $13.1 million due to a bank under its senior credit facility, which was scheduled to expire January 31, 2004. In April 2004, after receiving extensions from its then existing senior

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

lender, the Company refinanced this bank debt with a new senior lender. The new bank debt consists of a revolving line of credit in the amount of $20.0 million and a term loan in the amount of $3.0 million, both of which are due in April 2007. The new bank debt provides for interest at prime plus 1.5% for the revolving line of credit and prime plus 7.5% for the term loan and is payable monthly. The revolving line of credit is subject to a borrowing base calculation but the bank requires the Company to maintain a minimum availability of $2,000,000. The borrowing base is based on a percentage of eligible accounts receivable and revenue equipment, as defined. On April 23, 2004, the Company received the proceeds of a $3.0 million term loan and borrowed $11.0 million under the credit facility against a borrowing base of $14.5 million. Both obligations are secured by net receivables of $13.2 million and revenue equipment of $13.8 million. As of December 31, 2003, the former senior credit facility was secured by net receivables of $11.0 million and revenue equipment of $14.3 million.

Amounts refinanced have been reclassified in the balance sheet in accordance with their new terms.

Following are maturities of long-term debt at December 31, 2003 as adjusted for the April 2004, refinancing:

2004	$1,683,953
2005	1,255,382
2006	1,648,930
2007	13,815,005
2008	1,178,382
Thereafter	17,449,640

$37,031,292

7. OPERATING LEASES

The Company has various operating lease agreements principally for tug charter, office facilities, terminals and equipment. The Company entered into a lease agreement under which rent is calculated monthly based on tonnage that is shipped from Jacksonville, FL. This contract provides that rent is computed on a minimum tonnage and is payable regardless of actual use. During the periods ended December 31, 2003, 2002 and 2001, the Company did not exceed the minimum tonnage under this lease agreement to require additional rent. In addition, the Company is responsible for all fuel cost for its tug charter hire agreements.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2003 are as follows:

2004	$22,764,881
2005	22,987,224
2006	15,037,132
2007	9,385,753
2008	9,212,489
Thereafter	20,347,284

$99,734,763

Rent expense for all operating leases, including leases with terms of less than one year, was $22,949,572, $22,402,945 and $24,912,304 for 2003, 2002 and 2001, respectively.

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

8. ACCRUED LIABILITIES

Accrued liabilities consists of the following at December 31, 2003 and 2002:

	2003	2002
Fringe benefits	$716,358	$465,522
Marine expense	538,728	470,852
Salaries and wages	395,071	382,713
Interest	1,100,033	755,847
Rent	524,958	505,281
Taxes	380,353	355,898
Other	382,887	593,269
Restructuring (See Note 3)	—	150,000

	$4,038,388	$3,679,382

9. INCOME TAXES

The (provision) benefit for income taxes is comprised of the following for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Current:
Federal	$—	$—	$—
State	—	(3,305)	22,129

	—	(3,305)	22,129

Deferred
Federal	1,818,899	2,384,509	9,960,787
State	219,289	280,530	1,171,857

	2,038,188	2,665,039	11,132,644
Valuation allowance	(2,038,188)	(2,665,039)	(11,132,644)

Total income tax (provision) benefit	$—	$(3,305)	$22,129

Income tax (provision) benefit for the years ended December 31, 2003, 2002 and 2001 differs from the amounts computed by applying the statutory Federal corporate rate to loss before income taxes. The differences are reconciled as follows:

	2003	2002	2001
Tax benefit at statutory Federal rate	$1,859,061	$2,413,819	$10,010,301
Increase in deferred tax asset valuation allowance	(2,038,188)	(2,665,039)	(11,132,644)
Nondeductible expenses	(40,162)	(32,759)	(55,339)
State income taxes, net of federal benefit	219,289	280,674	1,199,811

Total income tax benefit (provision)	$—	$(3,305)	$22,129

Deferred income taxes reflect the net tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes.

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

The components of the Company’s net deferred tax asset at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:
Net operating loss carry forwards	$30,704,715	$27,378,102
Employee stock option	3,240,895	3,240,895
Asset impairment charge	1,452,110	1,452,110
Restructuring charge	73,237	142,880
Goodwill	98,764	128,383
Allowance for bad debts	259,887	340,393
Accrued vacation	112,702	180,076
Other	1,482	—

Gross deferred assets	35,943,792	32,862,839

Deferred tax liabilities:
Fixed asset basis	13,256,419	12,213,654

Gross deferred tax liabilities	13,256,419	12,213,654

Deferred tax asset valuation allowance	22,687,373	20,649,185

Net deferred tax asset	$—	$—

The Company has recorded various deferred tax assets as reflected above. Realization is dependent on generating sufficient taxable income in future years. As a result of the net losses incurred in recent years, an increase in the valuation allowance of $2,038,188, $2,665,039 and $11,132,644 was recorded during the years ended December 31, 2003, 2002, and 2001, respectively. The Company anticipates that its taxable temporary differences will reverse in the same time period as its deductible temporary differences therefore assuring realization of the non-reserved portion of its deferred tax assets.

At December 31, 2003, the Company had available net operating loss (“NOL”) carryforwards for federal income tax purposes of $80,801,883, which expire beginning in 2007.

10. STOCKHOLDERS’ EQUITY

Earnings Per Share:

Outstanding options to purchase shares of common stock of 1,315,249, 1,327,110 and 1,100,687 were excluded from the computation to arrive at diluted EPS because the options’ exercise prices exceeded the average market price of the common shares for the years ended December 31, 2003, 2002 and 2001, respectively, and thus their inclusion would be antidilutive. 1,955,000 shares to be issued on conversion of the Company’s Series A preferred stock were excluded because their effect on basic and diluted earnings per share would be anti-dilutive.

Preferred Stock Series A:

During the second quarter of 2002, the Company issued 19,550 shares of preferred stock Series A for $2 million to an affiliate. Issuance costs amounted to $79,165.

Conversion Rights—Each share of preferred stock Series A is convertible into common stock at a price of $1.02 per common share.

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Dividends—The preferred stock Series A does not bear any preferential dividends but participates with the common stock on an as-converted basis in any common dividends. No dividend may be declared on the preferred stock Series A or any common stock unless (1) all accrued dividends on the preferred stock Series B has been paid in full and (2) the holders of a majority of Series B preferred stock consent to such payment.

Voting Rights—Except where class voting is required by law, the preferred stock Series A votes together with the common stock as a single class, with each share of preferred Series A entitled to 35.52 votes per share. Each share of Series A preferred stock is convertible to 100 shares of common stock.

Liquidation Preference—The preferred stock Series A has a liquidation value equal to its original purchase price. In the event of liquidation of the Company, unless the holders of the preferred stock Series A elect to convert their shares to common stock, the holders of common stock will not be entitled to receive any distributions after the payment or provision for the Company’s liabilities until the liquidation preference is paid in full.

Series B Preferred Stock:

During 2002, the Company issued 24,000 shares of preferred stock Series B to an affiliate as payment for indebtedness, amounts deferred under the long-term charters of the Company and an advance portion of the 2003 charterhire. The total issued value of preferred stock Series B was $24 million. As an increasing rate preferred stock, Series B was recorded at fair-value resulting in an initial discount of approximately $2.6 million of which approximately $.9 million will be accreted over the following period of two years and nine months and approximately $.1 million will be accreted over the following period of two years and six months. Accretion for the year ended December 31, 2002 was $643,871 and for the year ended December 31, 2003 was $980,745. A portion of the preferred stock series B was issued to pay $1.1 million of the Company’s 2003 charterhire commitments to an affiliate. In 2003, the Company offset the subscription as the charterhire was used.

Dividends—Beginning April 1, 2003, cumulative preferential dividends began to accrue on the purchase price of the preferred stock Series B at a rate equal to 90-day LIBOR plus 350 basis points. Starting in 2004, the dividend rate will increase 25 basis points per quarter up to a maximum dividend rate of 90-day LIBOR plus 650 basis points. Contractual accumulated dividends on the Series B Preferred Stock amounted to $846,385 at December 31, 2003. Such Dividends have not been declared, accrued or paid.

Liquidation Preference—The preferred stock Series B has a liquidation preference of $1,000 per share, plus accumulated dividends and is pari passu with the Company’s preferred stock Series A as to liquidation. The liquidation value of Series B preferred stock was $24,846,385 at December 31, 2003.

Redemption Rights—The Company, at its option, may redeem the preferred stock Series B in whole or in part if, after giving effect to the redemption, the Company will have at least $10 million in stockholders’ equity and, in the event such shares are held by affiliates of the Company, such redemption has been approved by the holders of a majority of disinterested shares voting on the redemption at a meeting of shareholders.

Stock Options:

In 1997, the Company’s Board of Directors and stockholders authorized the establishment of an Incentive Stock Plan (the “Plan”). The purpose of the Plan is to promote the interests of the Company and its shareholders by retaining the services of outstanding key management members and employees and encouraging them to have

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

a greater financial investment in the Company and increase their personal interest in its continued success. The Company initially reserved 785,000 shares of common stock for issuance pursuant to the Plan to eligible employees under the Plan. In July 2000, the Board of Directors authorized an increase of 515,000 shares of common stock reserved under the Plan. Awarded options that expire unexercised or are forfeited become available again for issuance under the Plan. The options vest equally over a period of five years and the maximum term for a grant is ten years.

In July 2000, the Company’s Board of Directors and its stockholders authorized the establishment of the Non-Employee Director Stock Incentive Plan (the “Director Plan”). The purpose of the Director Plan is to assist the Company in attracting and retaining highly competent individuals to serve as non-employee directors. The Company has reserved 50,000 shares of common stock for issuance pursuant to the Director Plan. Awarded options that expire unexercised or are forfeited become available again for issuance under the Director Plan. The exercise price per share of options granted under the Director Plan shall not be less than 100% of the fair market value of the common stock on the date of grant. Such options become exercisable at the rate of 20% per year beginning on the first anniversary date to the offering and the maximum term for a grant is ten years. As of December 31, 2003, there were 29,016 options available for grant.

A summary of the status of options under the Company’s stock-based compensation plans at December 31, 2003, 2002 and 2001 is presented below:

	2003		2002		2001
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,327,110	$5.43	1,100,687	$5.95	1,100,687	$5.95
Granted	—	—	302,000	2.88	—	—
Exercised	(5,735)	2.77	—	—	—	—
Forfeited	(6,126)	6.03	(75,577)	2.84	—	—

Outstanding at end of year	1,315,249	$5.44	1,327,110	$5.59	1,100,687	$5.95

Grants exercisable at year-end	900,466	$6.65	708,588		538,354

Weighted-average fair value of options granted during the year	$—		$2.34		$—

The following table summarizes information about the outstanding options at December 31, 2003:

Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life	Options Exercisable
$10.00	385,500	3.6 years	385,500
10.00	105,000	4.0 years	105,000
2.88	293,933	8.4 years	56,794
2.84	351,796	6.6 years	210,132
2.25	179,020	5.2 years	143,040

	1,315,249		900,466

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Remaining non-exercisable options as of December 31, 2003 become exercisable as follows:

2004	166,097
2005	130,117
2006	59,285
2007	59,284

414,783

11. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Plan which covers substantially all employees in the United States. Participants are permitted to make contributions of up to 15% of their compensation not to exceed certain limits. The Company makes matching contributions to the Plan at a rate not to exceed 3% of compensation as defined. The Company contributed approximately $190,000, $138,000 and $199,000 to the Plan during 2003, 2002 and 2001.

In addition, the Company has a 165(e) Plan that covers substantially all employees in Puerto Rico. The Company made contributions of approximately $17,000, $25,000 and $25,000 to the Plan during 2003, 2002, and 2001.

In March 1998, the Board of Directors authorized an Employee Stock Purchase Plan which covers substantially all employees. The Plan allows employees to invest up to 10% of their base compensation through payroll deductions. The purchase price will be 15% less than the fair market value on the last day of the purchase period. The Company made contributions of approximately $515, $700 and $11,000 to the Plan during 2003, 2002 and 2001, respectively. In accordance with the Plan document, the Plan terminated automatically on March 1, 2003, the fifth anniversary of the Plan start date.

The Company has a Profit Sharing Plan; however, there have been no contributions to the Plan during the three years ended December 31, 2003.

12. CONTINGENCIES

The Company is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, are expected to have a material adverse effect on the Company’s financial statements.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents—For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Accounts Receivable and Accounts Payable—The carrying amounts of accounts receivable and accounts payable approximate fair value due to the relatively short maturities.

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Notes Payable—Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. The Company believes the carrying amount is a reasonable estimate of such fair value.

The contract/notional amount and estimated fair value of the Company’s derivative financial instrument as of December 31, 2001 are as follows:

	Contract/Notional Amount	Fair Value
Interest rate swap agreement	$812,000	$(35,952)

In the normal course of business, the Company uses interest rate swap agreements, to manage its interest rate risk for purposes other than trading. The Company does not use derivative financial instruments for speculative purposes. As is customary for these types of instruments, the Company does not require collateral or other security from other parties to these instruments. By their nature all such instruments involve risk, including the credit risk of nonperformance by counterparties. The interest rate swap was terminated during 2002. The Company has no interest swap agreements at December 31, 2003 and 2002.

14. SEGMENTS

The Company’s primary business is to transport freight from its origination point in the continental United States to San Juan, Puerto Rico and from San Juan, Puerto Rico to its destination point in the continental United States. The Company provides a domestic trucking system and a barge vessel system, which work in conjunction with each other to service its customers.

While each of the services that the Company performs related to the transportation of goods may be considered to be separate business activities, the Company does not capture or report these activities separately because all activities are considered part of the Company’s “Intermodal Model” for providing customer service. (Intermodal is a term used to represent the variety of transportation services the Company provides to move products from one location to another, including but not limited to air, water, land and rail.) The Company provides intermodal services to its customers from the continental United States to San Juan, Puerto Rico. Customers are billed for the transportation of goods from the point of origin to the final destination, and are not billed separately for inland or marine transportation.

While the Company is able to track the expenses for these services separately, the Company does not capture the revenues based on inland or marine transportation because the results of revenues is not considered relevant to the model currently employed by the Company. Instead all operating and reporting decisions are made by the management and directors of the Company, based on the total results of operations.

15. CONCENTRATION OF GEOGRAPHIC MARKET RISK

The Company transports freight between the United States and Puerto Rico for companies in diversified industries who have operations located there. There is no one customer that comprises over 10% of the Company total revenues. The Company performs periodic credit evaluations of the customer’s financial condition and generally does not require collateral. At December 31, 2003 and 2002, accounts receivable was approximately $11.0 million and $9.9 million respectively. Receivables are generally due within 45 days. Credit losses have been within management’s expectations. The Company purchases its sea transportation from one vendor. The Company believes its risk is mitigated by the amount of available transportation providers in the market.

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarter Ended	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Operating revenues	$19,419,305	$22,333,227	$22,619,473	$22,061,980
Operating income (loss)	(1,818,678)	78,504	(152,404)	(702,888)
Net loss	(2,515,888)	(665,342)	(863,219)	(1,410,641)
Net loss attributable to common shares, as previously reported	(2,982,382)	(835,470)	(1,034,633)	(1,865,479)
Net loss attributable to common shares, as restated (1)	(2,982,382)	(1,117,598)	(1,316,761)	(1,865,479)
Net loss per share— basic and diluted, as previously reported	$(0.31)	$(0.09)	$(0.11)	$(0.19)
Net loss per share— basic and diluted, as restated (1)	$(0.31)	$(0.11)	$(0.13)	$(0.19)

Quarter Ended	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Operating revenues	$18,017,241	$18,756,938	$18,969,184	$20,210,253
Operating loss	(583,428)	(328,082)	(1,495,582)	(1,629,280)
Net loss	(1,310,534)	(1,130,298)	(2,265,777)	(2,396,164)
Net loss attributable to common shares	(1,310,534)	(1,130,298)	(2,487,552)	(2,818,260)
Net loss per share— basic and diluted	$(0.13)	$(0.12)	$(0.25)	$(0.29)

(1)	Subsequent to the issuance of the Company’s condensed financial statements for the three and nine months ended September 30, 2003 on Form 10-Q, the Company determined that net loss attributable to common shares and net loss per share should be reduced for undeclared cumulative dividends on preferred stock. Net loss attributable to common shares and net loss per share for the three months ended June 30, 2003 and September 30, 2003 have been restated to reflect the undeclared cumulative preferred stock dividends.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

THREE YEARS ENDED DECEMBER 31, 2003

Allowance for Doubtful Accounts

Year	Balance at Beginning of the year	Charged to Costs and Expenses	Deductions (Chargeoffs)	Balance at end of year
2003	$895,772	$1,687,893	$(1,899,751)	$683,914
2002	1,118,083	981,637	(1,203,948)	895,772
2001	1,713,825	4,737,308	(5,333,050)	1,118,083

THE TRAILER BRIDGE, INC.

Offer to Exchange

$85,000,000

9 1/4% Senior Secured Notes due November 15, 2011

which have been registered under

the Securities Act of 1933

for

$85,000,000 Outstanding Unregistered

9 1/4% Senior Secured Notes due November 15, 2011

PROSPECTUS

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers And Directors

The following summary is qualified in its entirety by reference to the Registrant’s Restated Certificate of Incorporation and the section of the Delaware General Corporation Law referred to below.

Article 6 of the Registrant’s Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, no director of the Registrant shall be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Article 7 of the Registrant’s Certificate of Incorporation provides that the Registrant may, but shall not be obligated to, indemnify to the fullest extent permitted by Delaware law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, including without limitation actions or proceedings by or in the right of the Registrant, by reason of the fact that the person, his or her testator or intestate is or was a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or any predecessor of the Registrant.

Section 145 of the Delaware General Corporation Law generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, or a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends or settlement of an action, and the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the Delaware General Corporation Law also provides that the rights conferred thereby are not exclusive of any other right to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person entitled to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

In addition, the Registrant maintains officers’ and directors’ liability insurance for the benefit of its officers and directors.

Item 21. Exhibit and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
3.1*	Amended and Restated Certificate of Incorporation of Trailer Bridge, Inc

3.2**	Restated Bylaws of Trailer Bridge, Inc.

5.1	Opinion of Foley & Lardner LLP

5.2	Opinion of William G. Gotimer, Jr., General Counsel of Trailer Bridge, Inc.

8.1	Opinion of Foley & Lardner LLP regarding tax matters

10.8.22	Third Amendment to Amended and Restated Title XI Reserve Fund and Financial Agreement dated as of December 1, 2004 by and between Trailer Bridge, Inc. and the United States of America, represented by the Secretary of Transportation, acting by and through the Maritime Administrator.

10.25.4	Amendment No. 2 to Loan and Security Agreement dated as of December 1, 2004, by and between Trailer Bridge, Inc., as Borrower, and Congress Financial Corporation (Florida), as Agent and the Lenders from time to time party thereto, as Lenders.

10.28.1	Indenture dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.2	Form of 9 1/4% Senior Secured Note due 2011 (incorporated by reference to Exhibit A to Exhibit 10.28.1 hereof).

10.28.3	Security Agreement dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.4	Assignment of Earnings dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.5	Assignment of Insurances dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.6	First Preferred Vessel Mortgage dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.7	Mortgage and Security Agreement dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.29.1	Purchase Agreement dated as of November 16, 2004 among Trailer Bridge, Inc. and the Initial Purchasers named therein.

10.29.2	Registration Rights Agreement dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, Trustee.

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Foley & Lardner LLP (included in Exhibit 5.1)

23.2	Consent of BDO Seidman, LLP, independent registered public accounting firm

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm

24.1	Powers of Attorney (included in signature pages)

25.1	Statement of Eligibility of Trustee on Form T-1

99.1	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99.2	Form Instructions to Registered Holders and/or DTC Participant from Beneficial Owner

99.3	Form of Letter to DTC

*	Incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 2002.
**	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-28221) that became effective on July 23, 1997.

(b) Financial Statements

Included as pages F-1 – F-31 hereof.

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on February 14, 2005.

TRAILER BRIDGE, INC.

By:	/S/ JOHN D. MCCOWN
John D. McCown Chairman and Chief Executive Officer

We, the undersigned directors and officers of Trailer Bridge, Inc. whose signatures appear below, do hereby constitute and appoint John D. McCown and William G. Gotimer, Jr., and each or either of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on or behalf in our capacities as directors and officers and to execute any and all instruments necessary or advisable to enable said corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the SEC, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933; and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below as of the 14th day of February, 2005.

SIGNATURE	TITLE	DATE

/S/ JOHN D. MCCOWN John D. McCown	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	February 14, 2005

/S/ WILLIAM G. GOTIMER, JR. William G. Gotimer, Jr.	Executive Vice President, General Counsel and Director	February 14, 2005

/S/ MARK A. TANNER Mark A. Tanner	Vice President—Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	February 14, 2005

/S/ ALLEN L. STEVENS Allen L. Stevens	Director	February 14, 2005

/S/ PETER SHAERF Peter Shaerf	Director	February 14, 2005

/S/ NICKEL VAN REESEMA Nickel van Reesema	Director	February 14, 2005

/S/ ARTIS E. JAMES Artis E. James	Director	February 14, 2005

/S/ F. DUFFIELD MEYERCORD F. Duffield Meyercord	Director	February 14, 2005

/S/ MALCOM P. MCLEAN, JR. Malcom P. McLean, Jr.	Director	February 14, 2005

/S/ GREGGORY B. MENDENHALL Greggory B. Mendenhall	Director	February 14, 2005

EXHIBIT INDEX

Exhibit No.	Description
3.1*	Amended and Restated Certificate of Incorporation of Trailer Bridge, Inc.

3.2**	Restated Bylaws of Trailer Bridge, Inc.

5.1	Opinion of Foley & Lardner LLP

5.2	Opinion of William G. Gotimer, Jr., General Counsel of Trailer Bridge, Inc.

8.1	Opinion of Foley & Lardner LLP regarding tax matters

10.8.22	Third Amendment to Amended and Restated Title XI Reserve Fund and Financial Agreement dated as of December 1, 2004 by and between Trailer Bridge, Inc. and the United States of America, represented by the Secretary of Transportation, acting by and through the Maritime Administrator.

10.25.4	Amendment No. 2 to Loan and Security Agreement dated as of December 1, 2004, by and between Trailer Bridge, Inc., as Borrower, and Congress Financial Corporation (Florida), as Agent and the Lenders from time to time party thereto, as Lenders.

10.28.1	Indenture dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.2	Form of 9 1/4% Senior Secured Note due 2011 (incorporated by reference to Exhibit A to Exhibit 10.28.1 hereof).

10.28.3	Security Agreement dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.4	Assignment of Earnings dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.5	Assignment of Insurances dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.6	First Preferred Vessel Mortgage dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.28.7	Mortgage and Security Agreement dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee.

10.29.1	Purchase Agreement dated as of November 16, 2004 among Trailer Bridge, Inc. and the Initial Purchasers named therein.

10.29.2	Registration Rights Agreement dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, Trustee.

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Foley & Lardner LLP (included in Exhibit 5.1)

23.2	Consent of BDO Seidman, LLP, independent registered public accounting firm

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm

24.1	Powers of Attorney (included in signature pages)

25.1	Statement of Eligibility of Trustee on Form T-1

99.1	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99.2	Form Instructions to Registered Holders and/or DTC Participant from Beneficial Owner

99.3	Form of Letter to DTC

*	Incorporated by reference to the Registrant’s Form 10-Q for the quarter ended June 30, 2002.
**	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-28221) that became effective on July 23, 1997.